8/12

06016872

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TrollTech ASA

*CURRENT ADDRESS Sandakerv, 116

P.O. Box 4332 Nydalen

N-0402 Oslo, Norway

PROCESSED

SEP 19 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35014 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DAT : 9/15/06

TROLLTECH®

Global Offering of 7,500,000 Shares

TROLLTECH ASA

Offer Price of NOK 16 per Share (the "Offer Price")

The information contained in this Offering Memorandum relates to the listing of, and an initial public offering of, ordinary shares, par value NOK 0.04 (the "Shares"), of Trolltech ASA ("Trolltech" or the "Company"), a public limited company organized under the laws of the Kingdom of Norway.

This offering is part of a global offering of 7,500,000 ordinary shares (the "Global Offering") to be issued by the Company. In this Offering Memorandum, the Shares offered hereby are called the "Offer Shares." The Global Offering comprises (i) a Retail Offering, in which Offer Shares are being offered to the public in Norway in reliance on Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "Securities Act"); (ii) an Institutional Offering, in which Offer Shares are being offered to institutional investors and professional investors in Norway and to institutional investors outside Norway and the United States in reliance on Regulation S and, in the United States, to qualified institutional buyers ("QIBs") as defined in, and in reliance on, Rule 144A under the Securities Act ("Rule 144A"); and (iii) an Employee Offering directed at employees of the Company in Norway and, to the extent permitted by applicable law, employees of the Company outside the United States and Norway in reliance on Regulation S.

All of the Shares are registered in the Norwegian Central Securities Depository ("Verdipapirsentralen" or "VPS"), are in book entry form and carry voting rights. All the Shares rank in parity with one another and carry one vote per Share.

Investing in the Offer Shares involves risks. See "Risk Factors" beginning on page 9.

The Offer Shares have not and will not be registered under the Securities Act. The Offer Shares may be offered or sold in the United States only to qualified institutional buyers in reliance on Rule 144A or outside the United States in reliance on Regulation S. Prospective investors that are qualified institutional buyers are hereby notified that sellers of Offer Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. The Offer Shares are not transferable except in accordance with the restrictions described under "Notice to Investors."

Prior to the Global Offering, there has been no public trading market for the Shares. Application has been made for the Shares to be admitted for trading and listing on the Oslo Stock Exchange (the "OSE" or "Oslo Børs"). The listing application was approved by the OSE at its board meeting on June 22, 2006. At the time of the Global Offering the Shares will not be listed on any stock exchange outside Norway. The Global Offering will be conditional on the admission of the Shares to the OSE for trading and listing.

To the extent that the underwriters sell a number of ordinary shares higher than the number offered for sale in the Global Offering, the Company has granted the underwriters the right to purchase up to an additional 1,125,000 ordinary shares, which represent 15% of the number of ordinary shares to be sold in the global offering, at the initial public offering price.

Payment for, and delivery of, the Offer Shares will be made on or about July 10, 2006 with respect to the Institutional Offering and on or about July 6, 2006 (payment) and on or about the evening of July 7, 2006 (delivery) with respect to the Retail and Employee Offerings. The Offer Shares will be delivered through the facilities of the VPS, Euroclear and Clearstream Banking. Dealings in the Shares on an "if and when issued" basis on the OSE will commence on or about July 5, 2006.

Joint Global Coordinators and Joint Bookrunners

ABG Sundal Collier Norge ASA **SEB Enskilda ASA**

Offering Memorandum dated July 4, 2006

In accordance with requirements under applicable U.S. securities laws, this Offering Memorandum should be deemed to be confidential in connection with its distribution in the United States. You are authorized to use this Offering Memorandum solely for the purpose of considering the purchase of the Offer Shares in the Global Offering. You may not reproduce or distribute this Offering Memorandum, in whole or in part, and you may not disclose any of the contents of this Offering Memorandum or use any information contained herein for any purpose other than considering an investment in the Offer Shares. You agree to the foregoing by accepting delivery of this Offering Memorandum.

The Company has furnished the information in this Offering Memorandum. You acknowledge and agree that ABG Sundal Collier Norge ASA and SEB Enskilda ASA (together, the "Managers") make no representation or warranty, express or implied, as to the accuracy or completeness of such information, and nothing contained in this Offering Memorandum is, or shall be relied upon as, a promise or representation by the Managers. You also acknowledge that you have not relied on the Managers in connection with your investigation of the accuracy of this information or your decision whether to purchase any of the Offer Shares. The Company acknowledges responsibility for the information contained in this Offering Memorandum and confirms, to the best of its knowledge and belief (having taken all reasonable care to ensure that such is the case), that the information contained in this Offering Memorandum is in accordance with the facts and does not omit anything likely to affect the import of the information. The Company additionally confirms that its opinions and intentions expressed herein are honestly held.

No person is authorized to give information or to make any representation in connection with the Global Offering or sale of the Offer Shares other than as contained in this Offering Memorandum. If any such information is given or made, it must not be relied upon as having been authorized by the Company or any of the Managers, any of their affiliates, advisers or selling agents. Neither the delivery of this Offering Memorandum nor any sale of Offer Shares made hereunder shall under any circumstances imply that there has been no change in the Company's affairs or that the information set forth herein is correct as of any date subsequent to the date hereof.

The information contained herein is as of the date hereof and subject to change, completion and amendment without notice. Neither the publication nor distribution of this Offering Memorandum nor any sale made hereunder shall under any circumstances create any implication that the information herein is correct as of any date subsequent to the date of the Offering Memorandum.

In making an investment decision, prospective investors must rely upon their own examination of the Company and the information in this Offering Memorandum, including the information relating to the risks involved with an investment in the Company.

The Company is not, nor are the Managers or any of its or their respective representatives, making any representation to you regarding the legality of an investment in its Shares, and you should not construe anything in this Offering Memorandum as legal, business or tax advice. The Company encourages you to consult your own advisors as to legal, tax, business, financial and related aspects of an investment in the Company's Shares. You must comply with all laws applicable in any jurisdiction in which you may buy, offer or sell the Company's Shares or possess or distribute this Offering Memorandum, and you must obtain all applicable consents and approvals. Neither the Company nor the Managers shall have any responsibility for any of the foregoing legal requirements.

The distribution of this Offering Memorandum and the offering and sale of the Offer Shares in certain jurisdictions may be restricted by law. The Company and the Managers require persons in possession of this Offering Memorandum to inform themselves about and to observe any such restrictions. This Offering Memorandum does not constitute an offer of, or an invitation to purchase, any of the Offer Shares in any jurisdiction in which such offer or sale would be unlawful. No one has taken any action that would permit a public offering of Shares to occur outside of Norway.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED STATES

The Offer Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold, pledged or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. The Offer Shares have not been recommended by any United States federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this Offering Memorandum. Any representation to the contrary is a criminal offense in the United States.

Offer Shares initially offered and sold to investors in the United States in accordance with Rule 144A will be subject to certain restrictions as described under "Transfer Restrictions." In particular, purchasers of Offer Shares in the United States will be deemed to have made certain acknowledgements, representations and agreements, including, among other things, an agreement not to resell the Offer Shares except outside the United States in accordance with Regulation S and not deposit any of the Offer Shares in any unrestricted depositary facility.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE IMPLIES THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT ANY EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

CERTAIN REGULATORY ISSUES WITH RESPECT TO THE UNITED KINGDOM

This Offering Memorandum is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to in this paragraph as "relevant persons"). The Offer Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire any Offer Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Offering Memorandum or any of its contents.

NOTICE TO CANADIAN INVESTORS

The Offer Shares have not been nor will be qualified by prospectus for sale to the public in Canada under applicable Canadian securities laws and, accordingly, any offer or sale of the Offer Shares in Canada will be made pursuant to an exemption from the applicable prospectus filing requirements and otherwise in compliance with applicable Canadian laws. Investors in Canada should refer to "Terms of the Offering—Selling Restrictions—Canada" and Ontario purchasers in particular should refer to the subsection entitled "Statutory Rights of Action (Ontario Purchasers)." **The Offer Price, financial statements and certain other financial information disclosed in this Offering Memorandum are presented in Norwegian kroner. On June 15, 2006, being the latest practicable date prior to the publication of this document, NOK 5.56 = Cdn$1.00, based on the Bank of Canada noon exchange rate.**

NOTICE TO INVESTORS WITHIN THE EEA

To the extent that the offer of the Offer Shares is made in any European Economic Area ("EEA") Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospective Directive") before the date of publication of a prospectus in relation to the Offer Shares which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the Global Offering (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospective Directive or has been or will be made otherwise in circumstances that do not require the Issuer to publish a prospectus pursuant to the Prospective Directive.

****

PRESENTATION OF FINANCIAL INFORMATION

This Offering Memorandum includes audited consolidated financial statements of the Company for the years ended December 31, 2005 and 2004 that have been prepared in accordance with the Norwegian Accounting Act and IFRS as endorsed for use in the European Union ("IFRS"). All references to 2005 financial information in this Offering Memorandum are to financial information taken from such IFRS financial statements. Also included in this

Offering Memorandum are audited consolidated financial statements for the Company for the years ended December 31, 2004 and 2003 prepared under Norwegian generally accepted accounting principles ("Norwegian GAAP").

Financial information for 2004 and 2003 prepared under Norwegian GAAP and financial information for 2005 and 2004 prepared under IFRS are not comparable, because they have been prepared in accordance with different sets of accounting standards. Accordingly, no comparisons can be made between the Company's results of operations for 2003 and its results of operations for 2005.

This Offering Memorandum also includes the unaudited condensed consolidated financial statements for the three months ended March 31, 2005 and 2006 including all adjustments, consisting of normal recurring adjustments, necessary for a fair that may be expected for any other period or for the full year.

The financial statements and certain other financial information disclosed in the Offering Memorandum are expressed in Norwegian kroner, or NOK. For information with respect to the U.S. dollar/Norwegian kroner exchange rates, see "Exchange Rate Information" included elsewhere in this Offering Memorandum.

As a result of rounding adjustments, the figures or percentages in one or more columns in any of the tabular presentations or financial statements presented in this Offering Memorandum may not add up to the total for that column.

The financial information included in this Offering Memorandum is not intended to comply with the accounting requirements of the Securities Act and the related rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") that would apply if the Offer Shares were being registered with the SEC.

AVAILABLE INFORMATION

The Company intends to apply for an exemption from the reporting requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to the terms of the exemption set forth in Rule 12g3-2(b) under the Exchange Act, the Company expects to furnish to the SEC certain information in accordance with Rule 12g3-2(b). If at any time the Company is neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b), the Company will furnish, upon written request, to holders of the Company's Shares, owners of beneficial interests in the Company's Shares or prospective purchasers designated by such holders or beneficial owners, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. As long as the Company is entitled to the exemption under Rule 12g3-2(b) under the Exchange Act, the Company will not be required to deliver information that would otherwise be required to be delivered under Rule 144A(d)(4).

The Company's principal office is located at Sandakerveien 116, (PO Box 4332 Nydalen), NO-0402 Oslo, Norway and its main telephone number at that address is +47 21 60 48 00.

INDUSTRY AND MARKET DATA

Market data and certain industry forecasts used throughout this Offering Memorandum have been obtained from internal surveys, reports and studies, as well as market research, publicly available information and industry publications. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, estimates and market research, while believed to be reliable, have not been independently verified.

Throughout this Offering Memorandum, the term "Prospectus" is sometimes used in lieu of the term "Offering Memorandum."

TABLE OF CONTENTS

Page

SUMMARY

This summary must be read as an introduction to this prospectus and any decision to invest in the Offer Shares should be based on a consideration of the prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive (Directive 2003/71/EC) in each Member State of the EEA, no civil liability will attach to the responsible persons in any such Member State solely on the basis of this summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this prospectus. Where a claim relating to the information contained in this prospectus is brought before a court in a Member State of the EEA, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the prospectus before the legal proceedings are initiated.

This summary highlights certain information about us and the Global Offering. It likely does not contain all the information that may be important to you. You should read the entire prospectus, including the financial statements included herein, before making an investment decision. In particular, you should carefully consider the information set out under the heading "Risk Factors".

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to "Trolltech" or the "Company" refer to Trolltech ASA together with its consolidated subsidiaries, unless the context otherwise requires. For the definitions of certain technical terms used throughout this prospectus, see the "Glossary of Terms" which can be found elsewhere in this prospectus.

Business Overview

We are a leading provider of software development infrastructure, tools and platforms for cross-platform applications and embedded Linux mobile phones and embedded computing devices. Our development products are designed to reduce the cost and time of the software development process and to allow software applications to run natively on any of the most popular computer operating systems. Our embedded Linux software platform allows applications to run on mobile phones, portable media devices and other embedded computing devices that are based on the Linux operating system.

We have two principal product lines, *Qt*® and *Qtopia*®. *Qt,* our core product for desktop computers, is a software development framework that offers a large library of components designed to help software programmers write high-performance applications that incorporate rich graphical user interface features. *Qt* includes a cross-platform application programming interface that runs on Linux, UNIX, Windows, Mac OS X and embedded Linux. Our *Qtopia* products offer what we believe is a leading application platform and graphical user interface for Linux-based mobile phones and other embedded computing devices. *Qtopia* provides an application programming interface that allows software programs developed using *Qt* to run on the Linux operating system embedded on such devices. To date, we have generated most of our revenues from sales made by our *Qt* sales unit.

Our dual-licensing business model allows us to offer our products for both open-source and commercial software development. As of March 31, 2006, we had over 3,300 commercial customers in 55 countries with active licenses and upgrade subscription contracts. Our customers include Adobe, Google, IBM, Motorola and Siemens. Our products are sold primarily through our own sales and marketing teams based across Europe, North America and Asia.

History

We were founded in Norway in 1994 by Haavard Nord and Eirik Chambe-Eng and have grown to 157 employees as of March 31, 2006. We had our first sale of our *Qt* product in 1996. In 1999 and 2000 we opened offices in Australia and the United States, respectively. On September 20, 2000, we completed our first venture capital fundraising with our current shareholders Orkla, Northzone Ventures and Teknoinvest. In 2002 we released our *Qtopia* product. We have continued to grow globally, establishing a representative office in China in 2005. On March 3, 2005, we completed a further venture capital funding, with additional investments by Index Ventures, Northzone Ventures and Teknoinvest.

Our board of directors consists of Tore Mengshoel (Chairman), Haavard Nord, Eirik Chambe-Eng, Matthias Ettrich, Neil Rimer, Juha Christensen and Tod Nielsen, as well as Bjørn Stray and Bernard Dallé as deputy board members. In addtition, Eva Lindqvist was appointed as a director on the Annual General Meeting of the Company held on May 26, 2006, with effect as of 8:00 a.m. (Oslo time) on the first day of trading of the Company's Shares on OSE.

Executive management

Our executive management team is:

- Haavard Nord, Co-founder and Co-CEO *
- Eirik Chambe-Eng, Co-founder and Co-CEO
- Matthias Ettrich, Vice President of Engineering and Development Tools
- Sven Kinden Iversen, Vice President of Human Resources & Administration
- Warwick Allison, Vice President of Engineering, Mobile & Embedded Solutions
- Knut Stålen, Chief Financial Officer
- Margaret McLeod, Vice President of Marketing
- Tom Hinton, Vice President of Sales, Mobile & Embedded Solutions
- Benoit Schilllings, Chief Technology Officer
- Elizabeth Hjul, Vice President of Sales, Tools
- Karsten Homann, Vice President of Professional Services Organization

* Mr. Nord's appointment as co-CEO is effective as of 8:00 a.m. (Oslo time) on the first day of trading of the Company's Shares on OSE.

Employees

We had 157 employees as of March 31, 2006.

Auditor

PricewaterhouseCoopers AS is the Company's independent accountants.

Advisors

ABG Sundal Collier Norge ASA and SEB Enskilda ASA are acting as the Joint Global Coordinators and Joint Bookrunners for the Global Offering. Advokatfirmaet Schjødt AS and Hogan & Hartson LLP are our legal advisors in connection with the Global Offering.

Share capital

As at the date of this prospectus, the registered share capital of Trolltech is NOK 1,744,161.12, divided into 43,604,028 Shares, each with a nominal value of NOK 0.04.

The Shares have all been validly issued and fully paid, and are registered in the Norwegian Central Securities Depositary (VPS) with ISIN NO 0010317647.

Major Shareholders

The following table sets forth information concerning the registered holders of at least 5% of the Company's Shares as of June 16, 2006 (as adjusted for the reverse share split resolved by the General Meeting on June 29, 2006 (the "Reverse Share Split")):

Name	Number of Shares	Percentage
Index Ventures	9,689,646	22.2%
Haavard Nord	7,220,120	16.6%
Eirik Chambe-Eng (indirectly owned through Vuonislahti Invest AS)	7,188,120	16.5%
Teknoinvest	5,176,792	11.9%
Paul Olav Tvete	2,340,000	5.4%

Related Party Transactions

The following is a description of related party transactions since January 1, 2003:

- The co-owner (50%) of Froglogic GmbH, Harri Porten, owns 4,000 shares in the Company (as adjusted for the Reverse Share Split). On July 1, 2005 the Company entered into license swap agreement with Froglogic GmbH whereby the Company may exchange a maximum of six *Qt* licenses for a maximum of eighty Squish licenses. The term of the agreement expires in August 2006.

- The owner (100%) of Klarälvdalens Datakonsult AB, Matthias Kalle Dalheimer, owns 18,600 shares in the Company (as adjusted for the Reverse Share Split) Klarälvdalens Datakonsult AB is one of the Company's largest training partners in terms of revenue. The aggregate value of transactions between the two companies for the period under review amounts to NOK 6.7 million. We pay Klarälvdalens Datakonsult AB to organize and teach courses, and we pay them to perform consultancy at our customers' for which we receive payment from the customer. All agreements are on an arms'-length basis.

- Then-shareholder Borland Corporation (held 8.2% of the Company's shares) and the Company had an agreement relating to Borland's use of *Qt* under which Borland paid a fixed fee of US$ 20,000 per year. The aggregate value of transactions between the two companies for the period under review amounts to approximately US$ 20,000.

Licenses, Research and Development

We earn our revenues from the sale of commercial licenses for our products and from providing services related to our products. We do not earn revenues from our open-source licenses. We also earn revenue for upgrade subscriptions to and support services for our products. Upgrade subscription and support is included in the license fee in the initial contract for a period that is typically 12 months. Thereafter, upgrade subscription and support may be purchased as a post-contract service for a separate fee. In addition, we also charge customers for other services related to our products, such as project-based engineering and technical support services and consulting and training services. For a description of our revenue recognition policies, please see "Critical Accounting Policies and Estimates – Revenue Recognition".

We invest heavily in the development of our software. We are required by IFRS to capitalize our software development costs and amortize those costs over the estimated useful life of the developments, rather than expense such costs in the period incurred. Expenses that are directly associated with the production of identifiable and unique software products controlled by us and that will generate probable economic benefits are recognized as intangible assets. Software development costs recognized as assets are amortized over their estimated useful lives (four years for *Qt* and three years for *Qtopia*, based on product history). Other costs associated with research and maintaining software programs are recognized as an expense as incurred.

Significant Changes and Trends

Except as otherwise disclosed herein, there have been no significant changes with respect to our financial condition or significant changes in trends since the date of our latest audited financial statements. See "Operation and Financial Review" for further descriptions.

Articles of Association and Documents on Display

For twelve months from the date of this prospectus, the following documents (or copies thereof) may be physically inspected at the principal office of the Company, Sandakerveien 116, NO-0484 Oslo, Norway (telephone number +47 21 60 48 00):

- The articles of association of Trolltech ASA (as of the date hereof and as of the first day of listing as of the first day of listing);
- The historical financial information of Trolltech ASA and its subsidiaries for the two years preceding the publication of this prospectus.

The Global Offering

The Global Offering	The Global Offering comprises: • in Norway a public offering and an offering to institutional investors; • in the United States, an offering to QIBs in reliance on Rule 144A; • outside Norway and the United States, an offering to institutional investors in reliance on Regulation S; and • an Employee Offering directed at employees of the Company in Norway and, to the extent not hindered by applicable rules and regulations, directed at the Company's foreign employees outside the United States.
The Offer Shares	7,500,000 Shares with a par value of NOK 0.04 per share, to be issued by us; and up to 1,125,000 Shares that are subject to the Over-Allotment Option.
Offer Price	NOK 16 per Share.
Joint Global Coordinators, Joint Bookrunners and Managers	ABG Sundal Collier Norge ASA ("ABG Sundal Collier") and SEB Enskilda ASA ("SEB Enskilda").
Over-Allotment Option	In connection with the Global Offering, the Company intends to grant to the Managers the Over-Allotment Option, which is exercisable for a period of 30 days starting at the opening of trading on the OSE. If the Managers exercise the Over-Allotment Option, the Company will sell to the Managers up to 1,125,000 additional shares at the Offer Price to cover the over-allotments, if any. ABG Sundal Collier, on behalf of the Managers, may effect transactions that stabilize or maintain the market price of our Shares, in accordance with applicable law, during a 30-day period starting at the opening of trading on the OSE.
Lock-up Agreements	The Company, each of the Company's directors and each of the Company's officers named in this prospectus have agreed with the Managers that with limited exceptions such party will not, for a period of 180 days: (i) issue, sell or otherwise dispose of any of its Shares (or securities convertible into or exercisable for its Shares); (ii) enter into any transaction (including any derivative transaction) having an economic effect similar to that of a sale; or (iii) publicly announce an intention to effect any transaction specified in (i) or (ii),

	without the prior written consent of the Joint Global Coordinators.
Shares Outstanding Before and After the Global Offering	Before: 43,604,028 (as adjusted for the Reverse Share Split). After: 51,104,028 (not including over-allotment)
Use of Proceeds	We intend to use part of the net proceeds that we receive for market expansion, geographic expansion and development of new products and services. We anticipate that we will use the remaining net proceeds for general corporate purposes, including capital expenditures and working capital. See "Reasons for the Offering and Use of Proceeds" for further descriptions.
Payment and delivery	Payment for, and delivery of, the Offer Shares will be made on or about July 10, 2006 with respect to the Institutional Offering, and on or about July 6, 2006 (payment) and evening of July 7, 2006 (delivery) with respect to the Retail and Employee Offerings.
Listing of the Shares..	The listing application was approved by the OSE on June 22, 2006.
Share Codes..	ISIN NO 0010317647.
OSE Ticker Symbol	"TROLL"
Dilution	The net tangible book value as of March 31, 2006, after giving effect to the Global Offering, would be NOK 2.23 per Share. The immediate dilution to purchasers of the Shares in the Global Offering would be NOK 13.77. Dilution, for this purpose, represents the difference between the Offer Price per Share and the net tangible book value per Share adjusted for the Global Offering.
Expenses..	It is estimated that Trolltech's expenses in connection with the Global Offering (including commissions to the Managers), will amount to NOK 24.2 million. The expenses will be paid by Trolltech in cash.
Reasons for the Offering..................................	A stock exchange listing will provide a regulated marketplace for the trading of Trolltech's Shares and raise capital for the expansion of the Company as described hereunder. A listing may also facilitate the use of the capital markets in order to raise further equity should this be required in the future, as well as enhancing Trolltech's ability to use the Shares as transaction currency in future acquisitions and mergers, if any.

Summary Historical Financial Data

The summary consolidated financial data set forth below should be read in conjunction with our consolidated financial statements, the notes to those statements and "Operating and Financial Review" included elsewhere in this prospectus. The summary consolidated financial data presented below was derived from our audited consolidated financial statements as of and for the two years ended December 31, 2005, prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), and from our audited consolidated financial statements as of and for the two years ended December 31, 2004, prepared in accordance with generally accepted accounting principles in Norway (Norwegian GAAP). The summary consolidated financial data presented below for each of the three-month periods ended March 31, 2005 and 2006 was derived from our unaudited condensed consolidated interim financial information prepared in accordance with IFRS as adopted by the EU.

	Fiscal Year Ended December 31,				Three Months Ended March 31,	
	2003 NGAAP	2004 NGAAP	2004 IFRS	2005 IFRS	2005 IFRS	2006 IFRS
	(audited) (in NOK thousands)				(unaudited)	
Statement of Income Data						
Revenue	61,374	84,777	85,207	118,539	23,843	37,158
Employee benefit expense	(45,128)	(54,743)	(42,514)	(68,074)	(13,570)	(23,664)
Other operating costs	(20,732)	(27,665)	(26,378)	(50,192)	(9,246)	(15,902)
Depreciation and amortization	(2,397)	(1,852)	(7,091)	(10,135)	(2,278)	(3,702)
Other income (expense), net	-	-	309	(836)	893	(303)
Operating profit (loss)	(6,883)	517	9,533	(10,698)	(358)	(6,413)
Net profit (loss)	18,807	360	7,453	(12,460)	(772)	(7,459)
Selected Balance Sheet Data						
Total non-current assets	26,042	25,662	26,304	36,146	28,653	38,899
Total current assets	25,732	36,182	36,395	91,596	77,478	84,387
Total assets	51,774	61,844	62,699	127,742	106,131	123,286
Total equity	25,697	25,790	23,335	56,856	64,510	49,981
Total non-current liabilities	-	199	3,938	8,872	8,426	9,861
Current deferred revenues	18,276	25,175	24,617	42,442	22,903	46,734
Total current liabilities	26,077	35,854	35,426	62,014	33,195	63,444
Total liabilities	26,077	36,054	39,364	70,886	41,621	73,305
Total equity and liabilities	51,774	618,744	62,699	127,742	106,131	123,286

Summary Risk Factors

The following is a summary of the risks related to our business. The list is not exhaustive, and you are encouraged to read the section entitled "Risk Factors" starting on page 9 of this prospectus for a more detailed description of the risks associated with an investment in Trolltech.

- If we fail to effectively manage our growth, our operations and financial results could be adversely affected.
- Due to the competitive labor markets in the software industry, we may not be able to recruit and retain sufficient qualified professionals necessary for our growth.
- We depend on our key personnel.
- Our performance will depend on market acceptance of our *Qtopia* software platform.
- Our revenues for our *Qtopia* software platform and overall growth are highly dependent on the mobile phone market in Asia. Economic slowdowns or factors that affect the economic health of Asia may adversely affect our business.
- Our reliance on independent third parties to develop software included in our *Qtopia* software platform could result in delays or unreliable products and damage to our reputation.
- Our *Qtopia* sales are dependent on a limited number of customers.
- Our revenues are difficult to predict and can vary greatly from quarter to quarter.
- Some third party software shipped with the *Qt* and *Qtopia* products are licensed under the GPL. If our customers create works based on these they might have to license their code under the GPL.
- If our products are found to infringe third-party intellectual property rights, we could be required to redesign our products, replace components of our products or enter into license agreements with third parties.
- We are vulnerable to claims that our products infringe third-party intellectual property rights because certain of our products are, in part comprised of third-party software components, and an adverse legal decision affecting our intellectual property could materially harm our business.
- If open-source software programmers, whom we do not employ, do not continue to use and test our technologies, our development expenses for new products or enhancements to our existing products may significantly increase.
- Since we have historically received a substantial portion of our revenue in currencies other than the Norwegian kroner (NOK), our business, financial condition and results of operations could suffer solely due to currency fluctuations in foreign countries.
- If we fail to manage technological change effectively, demand for our products and services will suffer.
- We must achieve rapid market penetration of our products and broad brand recognition in order to compete successfully.
- Our products may contain defects that may be costly to correct, delay market acceptance of our products and expose us to litigation.
- If we fail to establish and maintain collaborative relationships with industry-leading companies, we may not be able to attract and retain a larger customer base.
- We may enter into or seek to enter into business combinations and acquisitions, which may be difficult to complete or integrate, disrupt our business, dilute shareholder value or divert management attention.
- We may not be able to meet the operational and financial challenges that we will encounter as our international operations continue to expand.
- Our use of open-source licensing of our software may impair our ability to collect royalties from the open-source community should we wish to develop a patent portfolio or rely on patent protection in the future.
- Our efforts to protect our trademarks and other intellectual property may not be adequate to prevent third parties from misappropriating our intellectual property rights.
- We may incur losses for the foreseeable future.

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in our shares. Our business, financial condition and results of operations could be seriously harmed by any of these risks. Any of the following risks could cause the trading price of our shares to decline, and you may lose all or part of your investment.

Risks Related to Our Business

If we fail to effectively manage our growth, our operations and financial results could be adversely affected.

We have expanded our operations rapidly in recent years. Our total revenues grew from NOK 61.4 million in 2003 under Norwegian GAAP to NOK 84.8 million in 2004 under Norwegian GAAP, and from NOK 85.2 million in 2004 under IFRS to NOK 118.5 million in 2005 under IFRS, representing a growth rate of 38.2% from 2003 to 2004 under Norwegian GAAP and 39.1% from 2004 to 2005 under IFRS. Moreover, the total number of our employees has substantially increased over that time period, and we expect the number to increase significantly in 2006. In addition, we continue to explore ways to extend our product and service offerings and geographic reach. Our growth has placed and may continue to place a strain on our management systems, information systems, resources and internal controls. Our ability to successfully offer products and services and implement our business plan requires adequate information systems and resources and oversight from our senior management. As we grow, we must develop management and operating systems to adequately manage our expansion effectively. If we are unable to adequately manage our growth and improve our controls, systems and procedures, our operations and financial results could be materially and adversely affected.

Due to the competitive labor markets in the software industry, we may not be able to recruit and retain sufficient qualified professionals necessary for our growth.

In order to grow as we anticipate, we need to hire significant numbers of professionals to develop and market our products and provide technical support, education and training and other services to our customers. Competition for qualified professionals in the software industry is intense, and we may be unable to recruit and retain sufficient professionals to grow as we anticipate. Moreover, the difficulty of attracting qualified salespeople has, and will likely continue, to strain our ability to grow.

Our ability to retain key management personnel or hire capable new management personnel as we grow may be challenged to the extent the technology sector performs well and/or if companies with more generous compensation packages or greater perceived growth opportunities compete for the same personnel. Where we use stock options as a component of our compensation package, volatility in the stock market or in our stock price may reduce the value of our equity awards to the recipient. Such events, or if we are unable to secure shareholder approval for increases in the number of shares eligible for equity compensation grants, could materially and adversely affect our ability to successfully attract and retain key personnel.

We depend on our key personnel.

Our future success depends on the continued services of a number of key officers and developers. In particular, we rely upon the expertise and experience of our founders and co-CEOs, Haavard Nord and Eirik Chambe-Eng, who have led Trolltech since its inception and continue to play a major role in maintaining our culture. Disagreement between our co-CEOs could delay our decision-making process which, if unresolved, may have a material adverse effect on our ongoing or future operations and ability to effectively manage and operate our business. The loss of the technical knowledge and industry expertise of these individuals or the loss of key members of our developer teams could seriously impede our success. In addition, while certain of our senior management personnel are subject to non-compete agreements, such agreements are for a limited term. Any loss of our senior management to a competitor could result in the loss of valuable proprietary information and diminished our competitive positioning, which could reduce our market share and diminish the Trolltech brand and adversely affect our business or stock price.

Our performance will depend on market acceptance of our *Qtopia* software platform.

Our *Qtopia* software platform was developed for operation on embedded computing devices. *Qtopia* was commercially introduced in 2002 and has a limited history of customer acceptance and use. It is part of our growth strategy for *Qtopia* to present development opportunities for our existing *Qt* customers, as well as to attract new customers. We cannot be certain that *Qtopia* will achieve the market acceptance we expect or that existing *Qt* customers or new customers will integrate *Qtopia* into their business model. In addition, Linux may not become the standard for embedded computing devices. Any failure to do so could have a material adverse effect on our business, operating results or financial condition. Moreover, we are currently developing additional functionality for *Qtopia*. The failure to deliver this additional functionality on a timely basis, or its failure to perform properly, could have a material adverse effect on our business.

The revenues from our *Qtopia* software platform and overall growth are highly dependent on the mobile phone market in the Asia/Pacific region. Economic slowdowns or factors that affect the economic health of the Asia/Pacific region may adversely affect our business.

For the year ended December 31, 2005, 12.3% of our consolidated revenue was derived from products sold in the Asia/Pacific market, mostly due to sales of our *Qtopia* products. If the favorable economic conditions and growth in Asia do not continue, the global demand for smart phones and the associated demand for our *Qtopia* products may decrease or may increase less rapidly than is currently anticipated. Any such development could have a material adverse effect on our financial condition and operating results.

Our reliance on independent third parties to develop software included in our *Qtopia* software platform could result in delays or unreliable products and damage to our reputation.

Certain of our products, particularly our *Qtopia* software platform, incorporate different software components and applications, some of which are developed by independent third parties over whom we have no control. There is a risk that we may not have selected or may not be able to select in the future, the most reliable components available in the market, and we may not be able to successfully integrate these components into our products. In addition, if any of these third-party products are not reliable or available, we may have to develop them ourselves, which would significantly increase our development expenses and delay our time to market. Our customers could be dissatisfied if any of these products fail to work as designed or if adequate product support is not provided. This could damage our reputation and potentially lead to litigation against us.

Our *Qtopia* sales are dependent on a limited number of customers.

We derive a significant portion of our *Qtopia*-related revenues from a limited number of customers, the most significant of which is Motorola. Most of our *Qtopia* customers are in the mobile phone industry, which itself is dominated by a small number of handset manufacturers. *Qtopia* customer relationships are much more involved than the typical *Qt* customer relationship and require more resources than our *Qt* sales. In addition, the sales process for *Qtopia* is significantly longer compared to *Qt*. The planning of these third parties in their development of products that use *Qtopia* is beyond our control and could have a significant impact on our future revenues. As a consequence, a decision not to purchase *Qtopia* after an extended sales process, or a decision by a *Qtopia* customer to reduce spending on *Qtopia* or to discontinue use of our *Qtopia* products, could have a material adverse effect on our *Qtopia* business.

If we fail to establish and maintain collaborative relationships with industry-leading companies, we may not be able to attract and retain a larger customer base.

Our successful growth, particularly with respect to *Qtopia*, depends in part on our ability to continue to establish and maintain collaborative relationships with industry-leading hardware manufacturers, distributors, independent software vendors and enterprise solutions providers. These relationships allow us to add components and offer solutions to a larger customer base than we would otherwise be able to through our existing product offerings. We may not be able to maintain these relationships or replace them on attractive terms. As a result, many of the companies with whom we collaborate could pursue alternative technologies or develop alternative products and services in addition to or in lieu of our products and services, which would compete with us.

Our revenues are difficult to predict and may vary greatly from quarter to quarter.

Our quarterly operating results have varied in the past, and we expect them to fluctuate significantly in the future, particularly with respect to operating results relating to *Qtopia*. The unpredictability of the sales cycle at various stages in the relationship for our *Qtopia* products can cause our revenues to vary. For example, it is unpredictable when a new engagement will be signed with a *Qtopia* customer or when and how per-device sales are reported by our *Qtopia* customers from quarter to quarter. Fluctuations in our operating results or the failure of our operating results to meet the expectations of public market analysts and investors may negatively impact our stock price. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. There are a variety of factors that may affect our overall quarterly results, for example:

- the interest level of our partners in recommending open-source, cross-platform development tools;
- changing business attitudes about Linux application platform systems as a viable operating system for mobile and embedded computing devices;
- the introduction, development, timing, competitive pricing and market acceptance of our products and services and those of our competitors;
- the attraction, retention and training of key engineering, sales and services personnel;
- the magnitude and timing of our marketing initiatives;
- the maintenance and development of our collaborative relationships;
- variations in budgeting, purchasing and payment cycles of our customers; and
- our ability to manage our anticipated growth and expansion.

Some third-party software shipped with the *Qt* and *Qtopia* products are licensed under the General Public License (or GPL). If our customers create works based on these they might have to license their code under the GPL.

Some third-party software shipped with the *Qt* and *Qtopia* products are licensed under the GPL. If our customers create works based on these they might have to license their code under the GPL. *Qt* and *Qtopia* products are shipped with third-party libraries and code that are defined under the commercial license agreement to be outside of the terms governing our licensed software. Some of these libraries and code are licensed under the terms of the GPL. Our commercial customers should not utilize these third-party libraries and code in a manner that will cause their code to form a work including these third party-libraries. If they do this, against our recommendation not to do so, and then distribute the work as a whole they would be obliged to license their part of this work under the terms of the GPL (they may also license their code under any other type of license in addition to the GPL). Customers may look to us for reimbursement to the extent they are required to publish their code under the GPL as a result of combining their code with such third-party libraries.

If our products are found to infringe third-party intellectual property rights, we could be required to redesign our products, replace components of our products or enter into license agreements with third parties.

Some of our license agreements provide that if any portion of our products is found to infringe any third-party intellectual property rights we will at our expense either: (i) obtain the right for the customer to continue to use the product consistent with their license agreement with us; (ii) modify the product so that it is non-infringing; or (iii) replace the infringing component with a non-infringing component. Although we cannot predict whether we will need to satisfy this warranty, doing so could be costly and time consuming and could materially and adversely affect our financial results. In addition, our insurance policies may not adequately cover our costs incurred to satisfy claims or liability resulting from any infringement.

We are vulnerable to claims that our products infringe third-party intellectual property rights because certain of our products are, in part comprised of third-party software components, and an adverse legal decision affecting our intellectual property could materially adversely affect our business.

We are vulnerable to claims that our products infringe third-party intellectual property rights because certain of our products are comprised of third-party software components and because our source code is visible to the extent it is used in the open-source community. Claims for infringement of intellectual property rights may be filed which may seek damages and injunctive relief. Claims of infringement could require us to obtain licenses from third parties in order to continue offering our products or to reengineer our products to avoid such infringement. The failure to obtain these licenses or to reengineer our products on a timely basis could have a material adverse effect on our business and operating results.

If open-source software programmers, whom we do not employ, do not continue to use and test our technologies, our development expenses for new products or enhancements to our existing products may significantly increase.

We rely on a large but informal community of independent open-source software programmers to test our products. If these programmers fail to continue to use and test our products, we would need to significantly increase our own product testing resources or rely on other parties to test our products. We cannot predict whether further product testing of these products would be available from reliable alternative sources. In either event, our development expenses would likely increase and our product release and update schedules could be delayed, which could stifle the adoption of our products and result in our products being less competitive.

Since we have historically received a substantial portion of our revenue in currencies other than the Norwegian kroner (NOK), our business, financial condition and results of operations could suffer solely due to currency fluctuations.

The value of our revenue generated in foreign countries is partially a function of the currency exchange rate between the NOK and the applicable local currency. As a result, we are exposed to a risk that our financial results will be subject to significant variations based solely on fluctuations in currency exchange rates. In 2005, 60%, 37% and 3% of revenues were in U.S. dollars, euro and NOK, respectively while 64%, 25%, 7% and 4% of total operations expenses were in NOK, U.S. dollars, AUS dollars and euro, respectively. We expect that a majority of our revenues will continue to be generated in foreign currencies for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in NOK. As a result, our results of operations would be adversely affected by depreciation in the value of those foreign currencies compared to the NOK. Historically, exchange rates between the NOK and the U.S. dollar and the euro have been subject to significant fluctuations, and similar fluctuations could continue in the future. In the past, we have not hedged against currency exchange rate risks, and we do not currently use derivative financial instruments to hedge our currency exchange risk exposure. As a result, our results of operations may be materially adversely affected solely as a result of currency exchange rate fluctuations.

If we fail to manage technological change effectively, demand for our products and services will suffer.

The market for open-source-based solutions and products like ours is in an early stage of development and is characterized by rapidly changing technology, evolving industry standards, frequent new service and product introductions and changes in customer demands. In particular, the success of our *Qt* development framework is dependent on our ability to integrate changes from the operating systems we support. Our future success will depend, to a substantial degree, on our ability to offer products and services that incorporate leading technology and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. You should be aware that:

- our technology or systems may become obsolete upon the introduction of alternative technologies;
- the technological life cycles of our products have been historically short and are difficult to accurately estimate;
- we may not have sufficient resources to develop or acquire new technologies or to introduce new services capable of competing with future technologies or service offerings; and
- the price of our products and services may decline as rapidly as, or more rapidly than, the cost of any competitive alternatives.

We may not be able to effectively respond to the technological requirements of the changing market. To the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of those technologies and equipment are likely to continue to require us to make significant capital investments. We may not have sufficient capital for this purpose in the future, and even if it is available, investments in new technologies may not result in commercially viable products and services. If we do not develop and introduce new products and services that achieve market acceptance in a timely manner, our business will suffer.

We must achieve rapid market penetration of our products and broad brand recognition in order to compete successfully.

Because the markets for several of our products are new and emerging, companies that are early in providing products for these markets may have an advantage in building awareness and customer loyalty. In order for us to successfully market our products on a broad scale, we must rapidly achieve market penetration and broad recognition as a leading software provider. We may lack the economic and managerial resources necessary to promote this growth.

We expect to increase our sales and marketing spending significantly in future periods as we continue to build the Trolltech brand and awareness of our *Qt* and *Qtopia* products and related services. We may lack the resources necessary to accomplish these initiatives. Even if the resources are available, we cannot be certain that our brand enhancement strategy will deliver the brand recognition and favorable market perception that we seek. If our strategy is unsuccessful, these expenses may never be recovered and we may be unable to increase future revenue. Even if we achieve greater recognition of our brand, competitors with greater resources or more recognizable brands could reduce our share of the market.

Our products may contain defects that may be costly to correct, delay market acceptance of our products and expose us to litigation.

Despite testing by us and users of our software, errors have been and will likely continue to be found in our products from time to time. If errors are discovered, we may have to incur significant capital expenditures to eliminate them and may not be able to successfully correct them in a timely manner or at all. Errors and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation and our ability to convince commercial users of the benefits of open-source product testing. Furthermore, any errors in our software could result in us having to provide concessions to existing customers in order to maintain their business.

In addition, failures in our products could cause system or other failures for our customers who may assert warranty and other claims for substantial damages against us. Although our license agreements with our customers typically contain provisions designed to address our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions. Further, our insurance policies may not adequately limit our exposure to this type of claim. These claims, even if unsuccessful, could be costly and time consuming to defend.

We may enter into or seek to enter into business combinations and acquisitions, which may be difficult to complete or integrate, disrupt our business, dilute shareholder value or divert management attention.

We may enter into business combinations and acquisitions; however, we do not have experience in making acquisitions, and acquisitions present significant challenges and risks, including:

- the difficulty of integrating the operations and personnel of the acquired companies;
- the maintenance of acceptable standards, controls, procedures and policies;
- the potential disruption of our ongoing business and distraction of management;
- the impairment of our unique company culture as a result of any integration of new management and other personnel;
- the inability to maintain a relationship with customers of the acquired business;
- the difficulty of incorporating acquired technology and rights into our products and services;
- the potential failure to achieve the expected benefits of the combination or acquisition;
- expenses related to the acquisition;
- potential unknown liabilities associated with the acquired businesses; and
- unanticipated expenses related to acquired technology and its integration into existing technology.

There can be no assurance that we will manage these challenges and risks successfully. In addition, in pursuing such acquisitions, we could use substantial portions of our available cash as all or a portion of the purchase price. We could also issue additional shares as consideration for these acquisitions, which could cause our shareholders to suffer significant dilution. We could also incur substantial debt as part of the acquisition process. Any acquisition may not generate additional revenue or profit for us. These difficulties could disrupt our ongoing business, increase our expenses, distract our management and employees and adversely affect our operations.

We may not be able to meet the operational and financial challenges that we will encounter as our international operations continue to expand.

As we expand our international operations, we will face a number of additional challenges associated with the conduct of global business. For example:

- we may have difficulty managing and administering a globally-dispersed business and we may need to reorganize our sales and technical support services forces, staff key management positions and localize software products for a significant number of international markets;
- we have to comply with a wide variety of foreign laws and regulations;
- we may not be able to adequately protect our intellectual property rights overseas due to, among other reasons, the uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property rights;
- changes in import/export duties and quotas could affect the competitive pricing of our products and services and reduce our market share in some countries;
- economic or political instability or terrorist acts in some international markets could result in the forfeiture of some foreign assets and the loss of sums spent developing and marketing those assets; and
- multiple and overlapping tax structures.

Any failure by us to effectively manage the challenges associated with the international expansion of our operations could adversely affect our business, operating results and financial condition.

Our efforts to protect our trademarks and other intellectual property may not be adequate to prevent third parties from misappropriating our intellectual property rights.

We rely on a combination of copyright and trademark laws, confidentiality procedures and contractual provisions to protect our intellectual property and brand identity. At times the protective steps we have taken in the past have been, and may in the future continue to be, inadequate to protect and deter misappropriation of, our trademark, copyright and other intellectual property rights. Although we do not believe that we have suffered any material harm from misappropriation to date, we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights in a timely manner. We have registered certain of our trademarks in North America, Europe, Asia and Australia and have other trademark applications pending in each of those regions. In addition, as our software products offer complete code transparency there is a strong likelihood that others could modify and create derivative works based on our products.

The value of a trademark is tied to the owner's ability to control the quality and source of products that use the trademark. Failure to adequately protect our trademark rights could damage or even destroy the Trolltech brand and associated *Qt* and *Qtopia* names and impair our ability to compete effectively. Furthermore, defending or enforcing our trademark rights could result in the expenditure of significant financial and managerial resources.

In certain jurisdictions where we have sought to register the name "*Qt*", registration has been denied based on claims that a two-character mark is not registerable under applicable intellectual property laws. As a result of these denials, we cannot guarantee that we will be able to enforce our rights under the "*Qt*" name in the future. Any inability to do so could have a material adverse effect on our competitive position.

We may incur losses for the foreseeable future.

We incurred net losses of NOK12.5 million for the year ended December 31, 2005 and NOK 7.5 million for the three months ended March 31, 2006. We expect to continue to incur losses because we anticipate incurring significant expenses in connection with research and development of our products, hiring and training employees, expanding our market reach and building awareness of our brand. We forecast our future expense levels based on our operating plans and estimates of future revenue. We may find it necessary to accelerate expenditures relating to product development and support and our sales and marketing efforts beyond our current expectations or otherwise increase our financial commitment to creating and maintaining brand awareness among potential customers. In addition, under IFRS, due to uncertainty about when we will generate taxable profits in the future, we were unable at December 31, 2005 to recognize as a deferred tax asset certain tax loss carryforwards relating to our taxable losses in 2005. If we continue to generate losses we may not be in a position to take advantage of those loss carryforwards. As a result of any of these factors, we may incur net losses for the foreseeable future, in which case, the value of your investment could be reduced.

Risks Related to Our Industry

We operate in a highly competitive environment and competitive pressure on our business is likely to continue.

The market for software development tools is rapidly evolving and highly competitive. We expect that competition will continue to intensify. Our *Qt* software development framework faces direct competition from pure open-source multi-platform frameworks such as GTK and Wx Widgets (which do not offer commercial support). We also experience competition from providers of virtual machine-based technologies such as Java and .NET. Our *Qtopia* software platform faces competition from large, well-established companies such as Microsoft, Symbian and ACCESS, which have significantly greater financial, technical and marketing resources and more widely recognized brands and products than we have, as well as smaller, focused companies such as Purple Labs and Mizi. In addition, certain mobile operators have in the past developed, and continue to develop their own software for their products.

In addition, because of the transparency of our open-source software, anyone could modify the existing software or develop new software, which could jeopardize our position in the open-source community as the standard for embedded Linux. Furthermore, it is possible for a new competitor with greater resources than ours to develop its own open-source solutions based on our products, potentially reducing the demand for our products. Therefore, we cannot assure you that we will be able to retain our customers. We believe that our ability to compete also depends in part on a number of factors beyond our control, including the ability of our competitors to attract, train, motivate and retain highly skilled technical employees, the price at which our competitors offer comparable products and the extent of our competitors' responsiveness to customer needs. If we are unable to compete effectively, it could have a material adverse effect on our financial condition and results of operations.

The market for solutions for cross-platform application development tools may not grow as we anticipate.

Our strategy for marketing our cross-platform application development tools depends in part upon our belief that businesses and enterprises will continue to adopt development tools that allow their programmers to write programs for multiple platforms. If businesses and enterprises do not continue to adopt and use cross-platform application development tools, the market for our core *Qt* products will not be sustainable or continue to grow. The primary factor that may keep businesses and enterprises from continuing to adopt cross-platform development tools would be if one operating system evolved to completely dominate either the desktop or the mobile and embedded computing device environments, the markets for our core *Qt* and *Qtopia* products.

The market for mobile and embedded computing devices powered by Linux may not grow as we anticipate.

Our strategy for marketing our applications platform for use on the Linux operating system depends in part upon our belief that the Linux operating system is well-suited to power mobile and embedded computing devices. However, if incompatible versions of Linux or a viable option to Linux were to develop, developers may become less likely to develop products for Linux and demand for our *Qtopia* software platform could decline. Likewise, if businesses and enterprises do not increasingly adopt these types of open-source operating systems, a significant market for our *Qtopia* software platform will not develop and our sales and customer base may decline.

Our business may not succeed because open-source software business models are unproven.

There is uncertainty in connection with business models based on open-source software, particularly as to whether or not these models can operate profitably. Only a few open-source software products have gained widespread commercial acceptance. Also, because certain of our products are based on and include proprietary technology that is not freely available, we may alienate the open-source community, which could harm our reputation as well as our product testing, efforts which are reliant on open-source input. We also face risks that independent developers may develop competing open-source products making our products less attractive and decreasing our revenue. If our business model fails to gain widespread commercial and open-source community acceptance, we will not be able to sustain our revenue and our business could fail.

The stability and quality of our products could be affected by the exploitation of security risks in the open-source software business model.

Due to the transparent nature of the open-source model, there exist potential risks to releasing our code to the open-source community. An individual with software business access to our source code could exploit security risks in our products, which has the potential to undermine the stability and quality of our products. Any exploitation of security risks could result in loss of revenue, damage to our reputation or lead to potential litigation against us.

Risks Related to This Offering

Our stock price may be extremely volatile.

Our shares have never been sold in a public market and an active trading market for our shares may not develop or be sustained upon the completion of this offering. The initial offering price of the shares in this offering may not be indicative of the prices that will prevail in the public market after this offering, and the market price of the shares could fall below the initial public offering price.

In addition, the market price of our shares could fluctuate widely in response to a number of factors, including the following:

- actual or anticipated variations in operating results;
- announcements of technological innovations, new products or new services by us or by our competitors or customers;
- changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;
- the number of contracts won or lost;
- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
- sales or purchases of substantial blocks of stock;
- additions or departures of key personnel;
- future equity or debt offerings by us or our announcements of these offerings; and
- general market and economic conditions.

Moreover, in recent years, the stock market in general, and the OSE and the securities of technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

We may invest or spend the proceeds of this offering in ways in which you may not agree and in ways that may not yield a return.

Our management will retain broad discretion over the use of proceeds from this offering. Shareholders may not deem the actual uses desirable, and our use of the proceeds may not yield a significant return or any return at all. We intend to use the proceeds from this offering for expansion and development of new products and general corporate purposes, including working capital and capital expenditures. We may also use a portion of the proceeds for acquisitions and investments. Because of the number and variability of factors that determine our use of the net proceeds from this offering, we cannot assure you that these uses will not vary substantially from our currently planned uses.

Some of our existing shareholders can exert control over us, and they may not make decisions that reflect the interests of all shareholders.

After this offering, our officers, directors and principal shareholders (greater than 10% shareholders) will together control approximately 66.1% of our outstanding shares. As a result, these shareholders, if they act together, will be able to exert a significant degree of influence over our management and affairs and control matters requiring shareholder approval, including the election of all of our directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of Trolltech and might affect the market price of our shares, even when a change may be in the best interests of all shareholders. In addition, the interests of these shareholders may not always be consistent with our interests or the interests of other shareholders.

The ability of shareholders of the Company to make claims against us in their capacity as such following registration of the share capital increase in the Norwegian Companies Register is severely limited under Norwegian law.

Once the capital increase relating to any Shares of the Company (including the Offer Shares) has been registered in the Norwegian Companies Register, purchasers of those Shares have limited rights against the Company under Norwegian law. To the fullest extent permitted by applicable law, the Managers as subscribers of the Offer Shares expressly disclaim any liability under Norwegian law to persons who submit applications or orders for Offer Shares in the Global Offering beyond the liability of the Company to the Managers as subscribers of the Offer Shares. All persons who submit applications or orders for Offer Shares in the Global Offering shall be deemed to have accepted this disclaimer of liability and to have acknowledged that the ability of shareholders of the Company to make claims against the Company in their capacity as such following registration of the share capital increase in the Norwegian Companies Register is severely limited under Norwegian law.

Sales of shares eligible for future sale after this offering could cause our stock price to decline.

If our shareholders sell substantial amounts of our shares, including shares issued upon exercise of outstanding options and warrants, in the public market following this Global Offering, the market price of our shares could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

We do not intend to pay dividends on our shares.

We currently intend to retain available funds to finance the development of our business and do not anticipate paying any dividends in the foreseeable future.

Our agreement with the KDE Free *Qt* Foundation may significantly hinder a change of business model or prevent or delay a change in control of the Company.

We have given the KDE Free *Qt* Foundation the right to relicense our *Qt* product (our *Qt*/X11 version) under a BSD license if we were to abandon or change our open-source licensing of the product. If *Qt*/X11 were to be relicensed by the KDE Free *Qt* Foundation, it would, for all practical purposes, become public domain software, and we would lose valuable intellectual property rights and a significant portion of our revenue stream.

Investors in this offering will suffer immediate and substantial dilution in the book value of their investment.

We expect the initial public offering price to be substantially higher than the net tangible book value per share of our shares. The net pro forma tangible book value, computed as of March 31, 2006 and after giving effect to the sale of the Offer Shares at an assumed initial public offering price of NOK 17 per share, will be only NOK 2.59 per share.. We compute net tangible book value per share as described below under "Dilution". Additional dilution may occur if holders of options or warrants to purchase our shares, whether currently outstanding or subsequently granted, exercise their options or warrants.

Investors in the United States may have difficulty enforcing any judgment obtained in the United States against us or our directors or executive officers in Norway.

We are incorporated under the laws of Norway and many of our directors and executive officers reside outside the United States. Furthermore, most of our assets and most of the assets of our directors and executive officers are located outside the United States. As a result, investors in the United States may be unable to:

- effect service of process upon us or our directors and executive officers; or
- enforce judgments obtained in the U.S. courts against us or such persons in the United States, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been informed by our Norwegian legal counsel that the United States and Norway do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

Holders of our shares that are registered in a nominee account may not be able to exercise voting rights as readily as shareholders whose shares are registered in their own names with the Norwegian Central Securities Depository.

Beneficial owners of our shares that are registered in a nominee account (*e.g.*, through brokers, dealers or other third parties) may not be able to vote such shares unless their ownership is re-registered in their names with the VPS prior to our general meetings. We cannot guarantee that beneficial owners of our shares will receive the notice for a general meeting in time to instruct their nominees to either effect a re-registration of their shares or otherwise vote their shares in the manner desired by such beneficial owners.

The transfer of Shares is subject to restrictions under the securities laws of the United States and other jurisdictions.

We have not registered the Shares under the U.S. Securities Act of 1933, as amended, or the securities laws of other jurisdictions other than the Kingdom of Norway, and we do not expect to do so in the future. The Offer Shares may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act) nor may they be offered or sold in any other jurisdiction in which the registration of the Offer Shares is required but has not taken place, unless an exemption from the applicable registration requirement is available or the offer or sale of the Shares occurs in connection with a transaction that is not subject to these provisions. In addition, there can be no assurances that shareholders residing or domiciled in the United States will be able to participate in future capital increases or rights offerings.

RESPONSIBILITY FOR THE PROSPECTUS

This prospectus has been prepared in connection with the Global Offering described herein and the planned listing of the Company on the OSE.

The Board of Directors of the Company hereby declare that, having taken all reasonable care to ensure that such is the case, the information contained in this prospectus is, to the best of our knowledge, in accordance with the facts and contains no omissions likely to affect its import.

July 4, 2006

Tore Mengshoel Chairman	Haavard Nord Director	Eirik Chambe-Eng Director
Matthias Ettrich Director	Neil Rimer Director	Juha Christensen Director
Tod Nielsen Director		

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Summary," "Risk Factors," "Use of Proceeds," "Operating and Financial Review," and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include statements about:

- our ability to attract and retain customers;
- the anticipated benefits and risks associated with our business strategy, including those relating to our current and future product offerings;
- our future operating results and the future value of our shares;
- the anticipated benefits and risks of our strategic customer relationships and growth;
- the anticipated size or trends of the market segments in which we compete and the anticipated competition in those markets;
- government regulation; and
- our future capital requirements and our ability to satisfy our capital needs.

In some cases, you can identify forward-looking statements by terminology such as "may", "will", "could", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential" or "continue", the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section above. These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievement.

Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations or publicly release the result of any revisions to these forward-looking statements which we may make to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. You are advised, however, to consult any further public disclosures made by us, such as filings made with the OSE or press releases.

ENFORCEMENT OF CIVIL LIABILITIES

We are a public limited company incorporated under the laws of Norway. Many of our directors and executive officers reside outside the United States, and most of our assets as well as the assets of those persons are located outside the United States. As a result, it may be difficult for investors to effect service of process upon our non-United States resident directors, executive officers and the Norwegian experts named in this prospectus and to enforce judgments obtained in the United States against us or such persons in the United States, including judgments on the civil liability provisions of the federal securities laws of the United States.

We have been advised by our Norwegian counsel, Advokatfirmaet Schjødt AS, that although you may bring actions against us or any of our directors or executive officers resident in Norway, Norwegian courts are unlikely to apply U.S. law when deciding such cases. The recognition and enforcement of foreign judgments in Norway is dependent upon the existence of a bilateral or multilateral agreement with the foreign state in question concerning the mutual recognition and enforcement of judgments. There is no such agreement between Norway and the United States. Accordingly, judgments of the U.S. courts are not enforceable in Norway. We may comply with a judgment of a U.S. court voluntarily, but if we were not to do so you would have to commence an action in a Norwegian court for an original judgment. Consequently, it could prove difficult to enforce civil liabilities based on U.S. securities laws in Norway. Even if U.S. law was to be applied, it is unlikely that a Norwegian court would adjudicate awards against public policy or order in Norway, including awards of punitive damages.

REASONS FOR THE OFFER AND USE OF PROCEEDS

The net proceeds of this offering to us, after deducting underwriting discounts and the estimated offering expenses payable by us, are estimated to be approximately NOK 95.8 million.

A stock exchange listing will provide a regulated marketplace for the trading of our shares and will help enable us to obtain funding for the purposes described hereunder. A listing may also facilitate the use of the capital markets in order to raise further equity should this prove required in the future, as well as enhancing Trolltech's ability to use the shares as transaction currency in future acquisitions and mergers, if any.

We intend to use part of the net proceeds that we receive for market expansion, geographic expansion and development of new products and services. We anticipate that we will use the remaining net proceeds for general corporate purposes, including capital expenditures and working capital. In addition, we may use a portion of the remaining net proceeds to acquire businesses. While we examine from time to time such acquisition or investment opportunities, we currently have no commitments or agreements with respect to any such transaction. To the extent the net proceeds from this offering are not immediately applied for the above purposes, we plan to invest such proceeds in short-term securities, including units of liquid mutual funds in Norway, units of other debt mutual funds or short-term, interest-bearing securities.

DIVIDENDS

We do not have a stated dividend policy and determine the amount of dividends to be recommended for approval by the shareholders on a year-by-year basis by reference to our earnings, cash flow, financial condition and other factors prevailing at the time. We have not paid any dividends for the past five fiscal years.

Legal Constraints on the Distribution of Dividends

Dividends may be paid in cash or in some instances in kind. The Norwegian Public Limited Companies Act provides several constraints on the distribution of dividends:

- Dividends are payable only out of distributable reserves. Section 8-1 of the Norwegian Public Limited Companies Act provides that distributable reserves consist of the profit for the prior fiscal year (as reflected in the income statement approved by the annual general meeting of shareholders) and the retained profit from previous years (adjusted for any reclassification of equity), less (i) uncovered losses, (ii) the book value of research and development, goodwill and net deferred tax assets (as recorded in the balance sheet, as of the most recent fiscal year end, approved by the annual general meeting of shareholders), (iii) the total nominal value of treasury shares which the Company has acquired for ownership or as security in previous fiscal years, and credit and security which, pursuant to Sections 8-7 to 8-9 of the Norwegian Public Limited Companies Act, fall within the limits of distributable equity, and (iv) that part of the profit for the prior fiscal year which, by law or pursuant to the Company's Articles of Association, must be allocated to the undistributable reserve or cannot be distributed as a dividend.
- Dividends cannot be distributed if the Company's equity amounts to less than 10% of the total assets.
- Dividends can only be distributed to the extent compatible with good and careful business practice, with due regard to any losses which the Company may have incurred since the balance sheet date (*i.e.*, the prior fiscal year end) or which the Company may expect to incur.

According to the Norwegian Public Limited Companies Act, there is no time limit after which entitlement to dividends lapses. Further, there are no dividend restrictions or specific procedures for non-Norwegian resident shareholders in the Act. For a description of withholding tax on dividends that is applicable to non-Norwegian residents, see "Taxation – Norwegian Taxation – Taxation of Dividends".

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of March 31, 2006.

You should read this information in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus.

Capitalization and indebtedness as of March 31, 2006:

	NOK (thousand)
Total Current Debt	-
- Guaranteed	-
- Secured	-
- Unguaranteed/Unsecured	-
Total Non-Current Debt (excluding current portion of long-term debt)	**(9,861)**
- Guaranteed	-
- Secured	-
- Unguaranteed/Unsecured	-
Other Liabilities (1)	**63,444**
Shareholders' equity	**49,981**
Paid-in Capital	-
- Share capital	217
- Share premium (2)	**48,411**
- Treasury shares	-
- Other paid in capital (2)	**3,730**
Other Equity and Retained Earnings (3)	**(2,377)**
	-
Total	**123,286**

A.	Cash at bank and at hand	-
B.	Short term bank deposits (4)	35,110
C.	Trading securities (5)	20,171
D.	Liquidity (A)+(B)+(C)	55,281
E.	Current Trade and Other Receivables	29,106
F.	Current Bank debt	-
G.	Current portion of non current debt	-
H.	Other current financial debt/convertible loans	-
I.	Current Financial Debt (F)+(G)+(H)	-
J.	Net Current Financial Indebtedness (I)-(E)-(D)	(55,281)
K.	Non current Bank loans	-
L.	Bonds Issued	-
M.	Other non current loans	-
N.	Non current Financial Indebtedness (K)+(L)+(M)	-
O.	Net Financial Indebtedness (J)+(N)	(55,281)

1. Other liabilities of TNOK 63,444 has been derived from total current liabilities in the consolidated balance sheet as of March 31, 2006.
2. Share premium and other paid in capital totaling TNOK 52,141 has been derived from other reserves in the consolidated balance sheet as of March 31, 2006.
3. Other equity and retained earnings totaling TNOK 2,377 has been derived from retained earnings in the consolidated balance sheet as of March 31, 2006.
4. Short term bank deposits totaling TNOK 35,110 has been derived from cash and cash equivalents in the consolidated balance sheet as of March 31, 2006.
5. Trading securities of TNOK 20,106 has been derived from financial assets available for sale in the consolidated balance sheet as of March 31, 2006.

DILUTION

Our net tangible book value as of March 31, 2006 was NOK 18.126 million, or NOK 0.42 per share. Net tangible book value per share is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares outstanding as of March 31, 2006. After deducting underwriting discounts and the estimated offering expenses payable by us, our net tangible book value of NOK 18.126 million as of March 31, 2006 would have been NOK 113.888 million, or NOK 2.23 per share. This represents an immediate increase in net tangible book value of NOK 1.81 per share to existing shareholders and an immediate dilution of NOK 13.77 per share to new investors. The following table illustrates this per share dilution (as adjusted for the Reverse Share Split; see "Corporate Information and Description of Share Capital"):

	NOK
Public offering price per share	16.00
Net tangible book value per share before the offering	0.42
Increase in net tangible book value per share attributable to new investors	1.81
Pro forma net tangible book value per share after the offering	2.23
Dilution per share to new investors	13.77

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2006, the difference between existing shareholders and new investors with respect to the number of shares purchased, the total consideration paid and the average price per share, paid:

	Shares purchased		**Total consideration**		**Average price per share**
	Number	**Percent**	**Amount**	**Percent**	
Existing shareholders	43,604.028	84.1%	-	0%	0
New investors	8,264,706	15.9%	140,500,000	100%	17
Total	51,868,734	100.0%	140,500,000	100%	

The foregoing tables and calculations assume:

- no exercise by the Managers of their overallotment option; and
- no exercise of outstanding employee stock options.

EXCHANGE RATES

The following table sets forth, for the fiscal years indicated, information concerning the number of Norwegian kroner for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York for cable transfers in Norwegian kroner as certified for customs purposes by the Federal Reserve Bank of New York.

Fiscal Year	Average [1]	High	Low	Period-End
2001	8.9964	9.4538	8.5940	8.9724
2002	7.9839	9.1110	6.9375	6.9375
2003	7.0803	7.6560	6.6440	6.6660
2004	6.7399	7.1480	6.0551	6.0794
2005	6.4412	6.7966	6.0667	6.7444
2006 (through June 30, 2006)	6.4004	6.8490	5.9869	6.2220

(6) Represents the average of the noon buying rate on the last day of each month during the period.

The following table sets forth the high and low exchange rates for the previous six months indicated and is based on the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Norwegian kroner as certified for customs purposes by the Federal Reserve Bank of New York:

	High	Low
December, 2005	6.7966	6.6361
January, 2006	6.7483	6.5242
February, 2006	6.8490	6.6416
March, 2006	6.7340	6.5276
April, 2006	6.5142	6.1645
May, 2006	6.1642	6.0142
June, 2006	6.3252	6.0207

BUSINESS

The following discussion and other information appearing elsewhere in this prospectus contain information sourced from third parties including the Gartner Group, the International Data Corporation (IDC) and Evans Data Corporation, all providers of market and strategic research. This type of data represents only the estimates of these groups. Although this type of data is inherently imprecise, we confirm that this information has been accurately reproduced and that, as far as we are aware and are able to ascertain from information published by such third parties, no facts have been omitted that would render the reproduced information inaccurate or misleading. We caution you not to place undue reliance on this data. Where information sourced from third parties has been presented, the source of such information has been identified.

Overview

We are a leading provider of software development infrastructure, tools and platforms for cross-platform applications and embedded Linux mobile phone and embedded computing devices. Our development products are designed to reduce the cost and time of the software development process and to allow software applications to run natively on any of the most popular computer operating systems. Our embedded Linux software platform allows applications to run on mobile phones, portable media devices and other embedded computing devices that are based on the Linux operating system.

We have two principal product lines, *Qt*® and *Qtopia*®. *Qt*, our core product for desktop computers, is an easy to use software development framework that offers a large library of components designed to help software programmers write high-performance applications that incorporate rich graphical user interface features. *Qt* includes a cross-platform application programming interface that runs on Linux, UNIX, Windows, Mac OS X and embedded Linux. Our *Qtopia* products offer what we believe is a leading application platform and graphical user interface for Linux-based mobile phones and other embedded computing devices. *Qtopia* provides an application programming interface that allows software programs developed using *Qt* to interface with the Linux operating system embedded in such devices. To date, we have generated most of our revenues from sales made by our *Qt* sales unit.

Our dual-licensing business model allows us to offer our products for both open-source and commercial software development. As of March 31, 2006, we had over 3,300 commercial customers in 55 countries with active licenses and upgrade subscription contracts. Our customers include Adobe, Google, IBM, Motorola and Siemens. Our products are sold primarily through our own sales and marketing teams based across Europe, North America and Asia.

History

We were founded in Norway in 1994 by Haavard Nord and Eirik Chambe-Eng and have grown to an organization with 157 employees as of March 31, 2006. We had our first sale of our *Qt* product in 1996. In 1999 and 2000 we opened offices in Australia and the U.S., respectively. On September 20, 2000, we completed our first venture capital fundraising with our current shareholders Orkla, Northzone Ventures and Teknoinvest. In 2002, we released our *Qtopia* product. We have grown globally, establishing a representation office in China in 2005. On March 3, 2005, we completed a further venture capital funding, with additional investments by Index Ventures, Northzone Ventures and Teknoinvest.

Industry Background

Many companies today rely on complex computer systems and software to manage their business and develop products to meet consumer demand. This reliance on computer technology has led these businesses to place an increasing emphasis on software development to meet such demand. *IDC* estimates that the total application development software market totaled US$ 37.5 billion in 2005 with over 13 million software developers worldwide.[1] At the same time, software development is growing increasingly complex due to shifting system standards and requirements. Moreover, this complexity has been compounded by

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[1] IDC 2005 Worldwide Professional Developer Model

new devices that demand applications that are complex yet scalable to operate on these new devices. Software developers today are thus faced with the challenge of managing increasingly complex software while controlling costs and delivering relevant products to market in a timely manner. This environment has fueled an increased demand for products that simplify software development.

Constant Change in Information Technologies

The computing environment of many organizations includes an increasingly complex array of hardware, software applications and embedded computing devices using a number of different operating systems. Although Microsoft continues to be the market leader in desktop and enterprise computer operating systems, alternatives, such as the Linux and Mac operating systems, are increasingly gaining acceptance. According to *Gartner*, personal computer shipments of Linux and Mac OS are expected to grow at a compound annual rate of 13.1% and 9.5%, respectively, during the period 2005 to 2010, compared to 8.9% for Microsoft Windows.[2] Similarly, *Gartner* also reports that server shipments of Linux are expected to grow at a compound annual growth rate of 12.1% during the same period compared with 3.9 % for Microsoft Windows.[3]

In addition, computer technology is being increasingly used in a growing number of devices across industries. As more powerful and smaller microprocessors become available at lower prices, graphical user interface software programs are becoming available in a wider range of digital devices and allowing the development of new classes of products. The principal area of development to date has been in mobile phones, handheld computing devices and set-top boxes. However, computing technology is also being used in embedded computing devices as diverse as automobiles, navigation systems, avionics control panels, pacemaker programmers and smart appliances. Hardware innovations have not only helped make these devices faster, more powerful and versatile, but also require more flexible and streamlined software applications. As a result, developing software applications has evolved from being a relatively modest part of building a device to a much more complex engineering effort. To simplify the development process and to offer a cost-effective alternative to proprietary solutions, many manufacturers are increasingly using Linux as the operating system for these devices.

These developments have made it necessary for software developers to work with multiple platforms and devices. In doing so, they are required to spend more time adjusting to a variety of development tools, rather than focusing on their core task of developing new software applications. We believe that software developers are also increasingly looking for solutions that protect them from future technological change while not locking them into one particular operating system. Accordingly, software developers are increasingly using development frameworks that allow them to write software applications that will run across multiple operating systems and devices. *Evans Data Corporation* estimates that 47% of software developers must or would prefer to achieve platform independence in their source code.

Increased Adoption of Open-Source Software

Open-source software is based on the principle that when programmers and developers can read, modify and redistribute the source code for software, the software will evolve more quickly. We believe that this transparent approach to the development and distribution of software can produce high-quality software that can more easily be integrated into various computing environments. We have seen an increasing acceptance and use of open-source software by businesses and governments. While there is some uncertainty about adopting open-source software solutions, we believe they can have the following benefits relative to proprietary, closed-source solutions:

- a low cost of entry;
- reliability and efficiency that results from a community of developers that provide product testing and feedback;
- flexibility in terms of customizing applications targeted to specific demands of users;

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2 Gartner April 2006 "Forecast: PC Market by Operating System, Worldwide, 2001-2010"
3 Gartner December 2005 "Worldwide Server Forecast 2000 – 2010"

- increased security; and
- reduced testing costs.

As a result, leading software companies such as IBM, Oracle, SAP and Hewlett Packard have started to incorporate open-source technologies into their product offerings.

Open-source software solutions do not, however, often offer the support, documentation and updates that a commercial offering provides.

Increasing Use of Linux to Power Embedded Computing Devices

The increase in computing power and the decreased cost of hardware has transformed mobile phones from voice-only devices to data and content-driven multimedia devices. In addition, consumers increasingly are demanding enhancements to their user experience, and mobile phone and device manufacturers have responded by incorporating increasingly differentiated and sophisticated features into their devices. As a result, software has become an increasingly important component of mobile phones and other embedded computing devices.

To deal with this demand for complex software applications, many vendors have reacted to these advancements by adding features and functionality to their legacy "home-grown" operating systems. However, these systems have become increasingly difficult and expensive to maintain and have increased the time it takes to introduce new products and features to the market. Some vendors have looked to external, standardized operating systems, such as Symbian or Microsoft Windows Mobile. These external alternatives, however, are based on systems that present vendors with the risk of being tied to a particular commercial software platform.

We believe the reasons for the growth of Linux in the mobile marketplace are similar to the reasons that Linux is popular in the desktop computing market:

- lower cost than competing or legacy operating systems;
- the ability to run complex software applications;
- the open-source nature of Linux, which gives manufacturers and operators complete control of the software resident on the phone or embedded computing device; and
- the ability to implement highly customized software applications and user interfaces without undue expense.

Given these software challenges in the mobile-phone and computing marketplace, the Linux operating system is, in our view, emerging as a leading operating system for smartphones. As an example, *Gartner* reports that, in terms of worldwide shipments of smartphones by operating systems, Linux experienced growth of 1,312% from 2004 to 2005.[4] Likewise, as feature phones and other embedded computing devices become more complex, we expect that Linux may also be incorporated into these devices as well.

Our Opportunity

Software developers increasingly need a software development framework that allows them to easily create software that will run natively across multiple operating systems. Current solutions that are available to developers, we believe, are not optimal. We believe that virtual machine technologies, such as Java® or .NET®, that run software applications in a separate software layer on top of an operating platform, tend to be less efficient than those running in the computer's native running mode. In addition, .NET works primarily on the Microsoft platform. To run software natively on several platforms and obtain the benefits of performance and efficiency, software developers traditionally have had three options. First, they can use

[4] Gartner March 2006 "Market Trends: Smartphones, Worldwide 4Q05 and 2005"

homegrown solutions. Such solutions, however, tend to be expensive to create and maintain and divert resources from core activities. Second, developers can use free software development toolkits, but such toolkits often lack commercial support and full professional and technical features. Third, they can write and re-write and adapt applications for each one of the different software platforms, which is costly and time consuming. As a result, we believe that software developers are increasingly seeking commercial, cross-platform development tools and open-source solutions for their computing infrastructure needs because of their inherent advantages of transparency, flexibility and adaptability. As a pioneer in providing commercially supported open-source, cross-platform development tools, we believe we are uniquely positioned to take advantage of this opportunity.

In the market for mobile phones and other embedded computing devices, we believe that manufacturers will increasingly adopt Linux as the operating system for their products and that Linux may eventually become a standard platform for such devices. Accordingly, we expect the need for high-performance, Linux-based solutions will increase. We believe that this trend provides a significant opportunity for a software vendor offering a Linux-based software application platform for the mobile phone and embedded computing device market.

The Trolltech Solution

Our two principal product offerings are *Qt* and *Qtopia.*

Qt

Our *Qt* products provide a comprehensive, cross-platform development framework. *Qt* provides a flexible and scalable application programming interface designed to allow any software application written with it to run natively on Linux, UNIX (Solaris, HP-UX, AIX and others), Windows and Mac OS X. *Qt* is actively maintained and developed to support new variations or updates in main operating systems. *Qt* enables a single C++ application to run natively, and more efficiently, on any of the main operating systems. *Qt* therefore enables software developers to achieve true platform independence, to be insulated from updates and changes to operating systems and to respond more rapidly to market demands that are directly associated with their applications. In addition, *Qt*'s comprehensive class library includes all of the tools necessary to build complex, high-end applications.

Qtopia

Our *Qtopia* products offer what we believe is a leading application platform and graphical user interface for Linux-based mobile phones and other embedded computing devices. *Qtopia* enables phone and other embedded computing device manufacturers to incorporate software applications into their hardware that are tailored to the needs of their customers. *Qtopia* includes a full-featured and flexible graphical user interface that allows manufacturers to customize the graphics and user experience of the device without having to revise the programming code of *Qtopia*. *Qtopia* can also be personalized by customers. *Qtopia* includes its own full windowing system for such devices, and with full source code and documentation available, developers can easily modify *Qtopia* and integrate other technologies to create distinctive, proprietary products. With *Qtopia,* developers have a platform that enables them to create software applications for any Linux-based embedded computing device.

Our Competitive Strengths

We create software development infrastructure and tools (based on *Qt)* and platforms (based on *Qtopia)* that enable software applications to run efficiently and natively on a leading desktop and enterprise operating systems and embedded computing devices. We believe the following points are key competitive strengths for us:

- ***Established leader in high-growth markets.*** Since our founding 12 years ago, we have established a reputation for quality and technical innovation. We believe that we are a pioneer in the commercial cross-platform application framework market as well as in the market for mobile and embedded devices powered by Linux. We anticipate growing demand in the markets we serve, with particularly strong growth in feature phones, smartphones, multi-media consumer electronics and other embedded computing devices. In addition, we expect growth in specific international markets that have demonstrated rapid adoption of technology, such as China, Japan and Taiwan, which are markets where in our view we are particularly well positioned.

- ***Proven technology as a springboard for new products.*** Over the years we have built up a strong development team which works with the open-source community and our customers to ensure that product improvements are given the appropriate development priorities. We have a solid core technology base in our *Qt* product from which we can create new technologies and expand into new products. For example, our *Qtopia* software platform was built on top of *Qt* technology. We also have recently developed the *Qtopia Phone Edition* from our *Qtopia Platform*. We will continue to explore opportunities to better utilize our technological know-how for new products and markets.

- ***Scalable business model based on recurring revenue.*** Our core *Qt* products, which are licensed on a per-user, per-platform basis, have provided us with both revenue stability and growth. Our total revenues grew, mostly as a result of sales of our *Qt* products, from NOK 61.4 million in 2003 under Norwegian GAAP to NOK 84.8 million in 2004 under Norwegian GAAP, and from NOK 85.2 million in 2004 under IFRS to NOK 118.5 million in 2005 under IFRS, representing a growth rate of 38.2% from 2003 to 2004 under Norwegian GAAP and 39.1% from 2004 to 2005 under IFRS. This revenue growth has allowed us to invest in developing new products, such as *Qtopia*, that address software needs in what we believe are high growth markets. We believe that the proportion of revenue from our *Qtopia* products, which are based, in part, on license fees per-device, will continue to increase as the market for mobile phones and other embedded computing devices that use embedded Linux continue their growth.

- ***Our dual-license business model provides our customers with the benefits of the open-source community within a commercially supported environment.*** Our dual-license model helps foster the awareness and adoption of our products both the open-source development community and commercial software developers. The open-source nature of the code also provides extensive product testing from a large and active developer community, contributing to shorter development time and more robust applications. In addition, because virtually all of our software products offer complete code transparency, software developers have access to the source code needed to investigate issues that may arise in running an application and make changes to the program as necessary. The commercial licensing aspect of our model provides the foundation for strong commercial support. Our customers have the benefit of professional customer support and the availability of an increasing number of third-party tools, components and services.

- ***Global and diverse customer base.*** We had over 3,300 commercial customers with active license and upgrade subscription agreements as of March 31, 2006, in a variety of industries, including aerospace, entertainment, oil and gas, telecommunications and technology, among others. Our primary customers include Fortune 500 multi-national companies and well-known technology companies such as Adobe, Google, IBM, Motorola, Siemens and Skype. Our global and diverse customer base ensures that we are not dependent on any individual customer, industry or geographic region. None of our customers accounted for more than 6% of our revenues in 2005. In 2005, our revenues were divided 46.0% from the Americas; 41.7% from Europe, Middle East and Africa (EMEA); and 12.3% from Asia/Pacific.

- ***Strong company culture and leadership.*** Our founders are entrepreneurs and engineers with many years of experience who have led Trolltech since inception. The Trolltech mission is to maintain cutting edge software technology balanced with a strong company culture. Our culture is based on the core values of people and fairness; excellence in the quality and usability of our products; innovation and untraditional thinking; passion and fun in our work; and an on-going learning environment. We believe that our reputation in the open-source community for superior technology and our strong culture of innovation are key factors that allow us to draw top quality talent from the open-source community, such as our Vice President of Engineering and Development Tools Matthias Ettrich, founder of the K Desktop Environment (KDE), as well as industry leaders such as Board member Juha Christensen, co-founder of Symbian.

Our Strategy

Our objective is to be a leading provider of software development products for both the desktop and mobile embedded computing device markets by providing comprehensive application development infrastructure and by leveraging Linux and other open-source solutions. Key elements of our strategy include:

- ***Expand relationships with existing customer base and develop new customers.*** We intend to leverage our large base of customers and to build new relationships in the commercial and open-source software communities in an effort to increase sales to both our existing customer relationships and in new markets. Historically we have generated most of our revenues from sales made by our *Qt* sales unit, and upgrade subscription and support to our existing customers, and we continue to see this as an attractive opportunity. We believe that, with over 3,300 commercial customers with license and upgrade subscription contracts using our software across multiple platforms, we are in a position to strengthen our relationships with existing customers by offering them additional products and solutions. Our *Qt* software framework continues to grow to meet the needs of developers who increasingly seek additional cross-platform applications. We believe that our *Qtopia* customers will increase the number and type of devices that use our *Qtopia* software platform. We also focus on developing business relationships with new customers who have not previously purchased our products through marketing initiatives and by reaching out to established vendors of hardware systems and components, software and services.

- ***Enhance and expand the breadth and depth of our product offerings.*** Our strategy is to maintain and enhance our position as a leading provider of software development tools by adding functionality and additional features to our existing *Qt* and *Qtopia* product lines and by developing new products and technologies. To this end, we expect to continue to make substantial investments in research and development for our existing products and to develop new products. In some cases, our new products evolve from our core technology, as *Qtopia* was created using *Qt* core technology. In addition, we plan to expand our offerings to other programming languages (such as with our current product in development relating to Java).

- ***Increase our focus on sales and marketing.*** Our strategy is to leverage and extend our international presence and market position. To date, our success has been aided by the word-of-mouth benefits of the open-source community. We have grown substantially in the past two years and our revenues have likewise increased. We intend to continue to significantly increase our sales and marketing initiatives to aggressively grow our business. Our sales organization has grown 65% from March 31, 2005 to March 31, 2006, and we plan to continue to grow this organization substantially in the near future. Due to the increasing importance of proximity to customers, we intend to expand our existing offices in Oslo, Palo Alto, Brisbane and Beijing and to grow our international presence in a number of new locations including Berlin and Munich in the near term, in order to reflect the increased importance of proximity to clients.

- ***Continue and expand our outreach efforts to the open-source and commercial partner community.*** We have been active participants in and contributors to the open-source community since our inception, and we continue to maintain a high profile in the community through sponsored events and other initiatives. For example, we actively support the KDE project, a free software graphical desktop environment for Linux workstations based on *Qt,* and sponsor the annual KDE Developers and Users Conference. Our business model is to provide solutions that integrate ideas and feedback from the open-source community and our ecosystem of technology partners, service providers, resellers, developers, our customers and others. We believe this model facilitates both the adoption of our products, and the loyalty of our users and customers, by providing solutions that are easier and more reliable to use. In addition, we are expanding and formalizing the way we work with the open-source community. For example, we have recently hired a community manager who will be responsible for coordinating our efforts and initiatives with the open-source community going forward.

- ***Maintain and enhance Trolltech brand leadership.*** We believe that growing and maintaining our brand awareness across vertical and geographic markets is important to our continued success. Promoting and positioning our brand on a global scale to the open-source and commercial software development communities and the mobile phone and embedded computing device market is an important part in our strategic plan. We intend to promote and increase our brand awareness through public relations and marketing efforts, such as print and on-line advertising campaigns, our open-source outreach program, our website and our university outreach program. Through these efforts, we will seek to inform our target and customer groups of our recognition and success in the cross-platform software application development and embedded computing device markets, thereby identifying the Trolltech brand with quality, reliability, scalability and performance.

Products

Our products are designed to facilitate the writing of software applications and to allow programs to run natively without modification on any of the most popular computer operating systems. *Qt*, our core product for use on desktop computers, is a software development framework that offers a large library of components designed to help software programmers write high performance, applications with rich graphical user interfaces. *Qtopia* is our core product for mobile phones and other embedded computing devices powered by Linux. We believe *Qtopia* is a leading software application platform for mobile phones and embedded computing devices. By providing tools for desktop computers, mobile phones and other embedded computing devices, we believe that our products can significantly reduce the cost and increase the efficiency of software development. Our technology allows developers to focus on innovation and more quickly deliver enhanced solutions for both software users and for electronic device manufacturers.

A brief description of our products is set forth below:

***Qt* Products**
Qt is available for software developers working in three different platforms: *Qt*/Windows, which supports Microsoft Windows XP, 2000, NT 4 and Me/98; *Qt*/Mac, which supports Mac OS X; and *Qt*/X11, which supports Linux, Solaris, HP-UX, IRIX, AIX and many other Unix variants. Each is available in the following editions: • *Qt Console Edition* - optimized for the development of back-end and server applications. • *Qt Desktop Edition* - provides full access to the entire range of *Qt*'s features. • *Qt Desktop Light Edition* - provides the essential features and capabilities required for cross-platform graphical user interface application development.
Qt/Windows
Qt/Windows is integrated with Microsoft Visual Studio, which allows developers to target multiple platforms from within the integrated development environment. From within Visual Studio, developers can create new cross-platform projects, utilize the integrated *Qt Designer* for forms design, access *Qt* documentation and build *Qt* applications.
Qt/Mac
Qt/Mac is the *Qt* edition for Mac OS X. Through *Qt*/Mac, Mac developers can develop programs through *Qt*/Mac's application programming interface, object-orientation and functionality. Through *Qt*/Mac, other developers effectively reduce the risk of developing for Mac OS X, because source code can be ported to the Mac platform with a simple recompile.
Qt/XII
Qt/X11 is the *Qt* edition for Unix and Unix-like operating systems that run the X Window System, Version 11. *Qt*/X11 can be used to create applications running on Linux.
***Qtopia* Products**
Qtopia Core
Qtopia Core, which was formerly known as *Qt*/Embedded, is the embedded Linux version of *Qt* and the *Qt* edition for *Qtopia*. It is an application framework for single-application devices powered by embedded Linux, and serves as the foundation for other *Qtopia* products.
Qtopia Platform
Qtopia Platform is a platform and user interface for generic Linux-based embedded computing devices. *Qtopia Platform* provides generic features that we consider fundamental to embedded Linux products, including the ability to run multiple applications at the same time.
Qtopia Phone Edition
Qtopia Phone Edition is a platform and user interface for Linux-based mobile phones. This application includes pre-integrated applications that allow manufacturers and designers to build phones containing multiple software applications.

In addition, we currently offer some specialized products such as *Qt Solutions,* which provides add-on components and tools that integrate *Qt* with some third-party products; *QSA,* which is a cross-platform scripting toolkit that allows developers to extend their *Qt*/C++ applications using an interpreted scripting language; and *Teambuilder,* which is a compilation system on Linux/Unix that utilizes unused central processing unit cycles on existing computers in a network.

Qt

Qt is our core product for desktop computers. *Qt* provides software developers with a set of prefabricated components for use with C++, an industry standard general-purpose programming language, to develop software programs that can easily be recompiled and used across multiple operating systems because the application programming interface and related tools are consistent across all of them.

Cross-platform Functionality

Historically, software programmers would write their source code for a particular operating system by using an application programming interface specific to the operating system. When programmers wanted to target a new operating system, they would have to rewrite the source code utilizing a different application programming interface for that operating system. *Qt* serves as a development framework to allow software development across multiple operating systems by providing a single application programming interface that can be used on multiple platforms. We believe that use of one application programming interface provides efficiency by allowing developers to maintain a single source code base. In addition, we believe that the *Qt* application programming interface is easier to use than traditional single platform application programming interfaces because the same program can be developed using significantly fewer lines of source code in the program. In our experience, this results in less maintenance time and expense, thereby increasing the time that developers have for core development efforts.

Large Library of Components and Key Development Components

The infrastructure underlying the *Qt* application programming interface is the *Qt* class libraries. This growing library of over 400 C++ classes provides software programmers with the infrastructure needed for end-to-end application development. Our class libraries fill in the missing pieces in the C++ standard libraries, which provide developers with the functionality to cover several standard programming tasks and allow the programmer to focus on the value-added aspects of their software, rather than on routine "housekeeping" tasks.

Powerful Graphical User Interface: Qt Designer

Qt Designer is at the center of our graphical user interface efforts and provides developers with a layout and design tool to assist developers in writing high-performance user interfaces. In keeping with the cross-platform functionality of the *Qt* application programming interface, graphical user interfaces built using *Qt Designer* provide programmers with layout tools that move and scale automatically when run by the end user, and which adapt to the user's system font sizes and language. This results in interfaces that are both functional and that have the "native" look and feel of each of the supported operating systems. Throughout the design process, developers can generate the source code required to reproduce and preview the interface they are designing, while changing and adjusting their design as often as they like, without the need to change other parts of their software.

Supports Multiple Languages: Qt Linguist

Qt Linguist is a set of tools designed to simplify the language translation process for user interfaces. *Qt Linguist* allows the translation of interfaces on software applications into new languages for deployment in new local markets, without the need for the translator to be a computer programmer. *Qt Linguist* collects all of the text that appears on a user interface text and presents it to a translator in a single window. This means that non-technical translators can perform language translation for new markets, which allows the localization process to be completed more quickly and accurately.

Documentation Assistance: Qt Assistant

Qt Assistant, provides developers with a documentation reader that works in a similar way to a web browser and can be configured and redistributed. *Qt Assistant* presents documentation as a collection of hyperlinked pages. *Qt Assistant* uses *Qt*'s support for rich text and HTML to display pages, which means that writers can use existing tools to produce documentation for use with *Qt Assistant*. *Qt Assistant* can be distributed with a developer's product to provide a browsable help system for *Qt*-based applications using the documentation created with *Qt Assistant* or custom documentation created by the developer.

Object Messaging: Signals and Slots

Signals and slots is a central feature of *Qt* and provides a type-safe way of facilitating inter-object communication, which is a common and recurring source of problems and crashes in the development of graphical user interfaces. Traditionally, when a programming object in a software application needs to communicate with another object, it has to be programmed to specifically communicate with the other object. This means that the two objects need to be strongly connected in what is technically known as a "non type-safe" way. In practice this meant that programmers often made "type" errors which resulted in crashes. The essence of signals and slots lies in the separation of the functionality of an object from its communication with other objects. Signals and slots encourages development of objects that are completely isolated and self-contained. This encourages and facilitates re-usability of objects across software projects and thus further enhances the productivity of our customers.

Qtopia

Qtopia, which was first introduced in 2002, is our software application platform for mobile phones and other embedded computing devices that are powered by the Linux operating system. *Qtopia* consists of three products: *Qtopia Core*, which is the basis for all of the *Qtopia* products, is the embedded Linux version of *Qt*; *Qtopia Platform*, designed to enable the creation of software for embedded computing devices with a rich multi-application user experience; and the *Qtopia Phone Edition*, which is built on *Qtopia Platform* but also contains specific features for mobile phones. Because *Qtopia* is built on top of *Qt*, it has a wide assortment of embedded components that we believe are particularly well-suited for manufacturers and application developers.

Currently, *Qtopia* operates on a wide range of embedded computing devices, including mobile phones, multimedia players as well as automotive, medical and industrial electronic equipment.

Customization

The *Qtopia* development environment provides device manufacturers and software developers with the tools to provide applications and interfaces for their devices that are tailored to the market and demographic segment. *Qtopia* includes a flexible graphical user interface that allows device manufacturers to customize the graphics and user experience that are delivered in the phone or other device without having to revise the underlying *Qtopia* source code. This means that device manufacturers and developers can provide differentiated products to target their identified segment needs while working within the existing *Qtopia* source code. Additionally, with full source code and documentation available, device manufacturers and software developers can further modify *Qtopia* and integrate other technologies to create even more distinctive, proprietary products.

Built on the Qt framework

Similar to *Qt*, one of the key concepts behind *Qtopia* is to provide developers with the tools to focus on core development features and application innovation rather than routine software development tasks. Developers using *Qtopia* have many of the same tools available as developers using *Qt*, including the graphical user interface layout and forms tools in *Qt Designer* and the internationalization workflow tools in *Qt Linguist*.

Designed for mobile phones and embedded computing devices

Qtopia was designed specifically for use on mobile phones and other embedded computing devices with constrained memory and power requirements. Similarly, it has its own windowing system to minimize its footprint and eliminates the need for separate windowing system. These features make it attractive to manufacturers who are working to make their devices more efficient while at the same time expanding product offerings. *Qtopia* also has minimal hardware dependencies, which means it can run unchanged on most standard embedded Linux systems. However, it can also be easily customized to take advantage of hardware specific accelerations.

Our Dual-Licensing Model: Commercial and Open-Source Licenses

Both our developer tools product line (based on *Qt*) and our mobile application platform product line (based on *Qtopia*) utilize a business model called dual-licensing. The dual-licensing business model allows us to provide our products for both commercial and open-source software development. One of the main advantages of this model, particularly for developer tools, is that the open-source community provides feedback on our products and assists in product testing. With respect to open-source development for mobile and embedded computing devices, we believe that the open-source community will develop more over time as the number of such devices continues to increase.

Under our dual-licensing model, our customers have two options with regard to their use of our products; they can either:

- purchase commercial licenses from us, thereby securing the right to distribute the software program developed under the license terms of the customer's choice; or

- release their software to the open-source community by placing their software program developed under an open-source license (*e.g.*, a General Public License (or GPL)), thereby allowing all users of the software program the rights to obtain the application's source code (to the extent required by the GPL), modify it and redistribute it under the GPL terms.

Our commercial licenses allow customers to develop, use and distribute their applications under standard commercial terms. Our open-source versions are available under the terms of the GPL, and in some cases the Q Public License, the QPL. The QPL is an open-source license created by Trolltech in 1998 to meet certain needs of the open-source community at the time. It is now rarely used and is likely to be phased out in the near future. The main obligation for software development under the GPL is that anyone using the software must have access to the complete source code and must be able to freely modify and redistribute that software to anyone free of charge. We require users to choose either the open-source or commercial license at the outset of development. Our commercial license terms do not allow customers to start developing proprietary software using the open-source version. Customers who wish to derive a commercial advantage by not releasing their application under an open-source license must purchase an appropriate number of commercial licenses from us. Customers who wish to use an open-source version of our products and subsequently engage in a distribution must contribute all source code that is derived from or combined with our code to all users of the software and give those users the right to share the source code, without restrictions of any kind. Being a commercial business, we are able to staff a full-time support team that provide prompt, high-quality support for *Qt*, making it stand out from most other open-source offerings. By providing our products under open-source licenses, Trolltech is also an active participant in the open-source community.

The open-source community plays an important role in contributing to the stability and quality of our products. Our products are thoroughly tested by thousands of open-source developers around the world. Through active community participation in our development process, we believe our products reach commercial stability more quickly than possible with non-open-source providers. The following graphic illustrates what we believe are the advantages of this approach:



Trolltech develops products
Releases beta versions
Community (open source and commercial) feedback
Rapid product stabilization
Final release, sell to customers
Sales fund further development
TROLLTECH

Services

We provide professional customer-support services for all of our products to our commercial customers through our Professional Service Organization (PSO) business unit. The services provided by this group include customer support, consultancy and training services related to the features of *Qt* and *Qtopia* products. As of March 31, 2006, we had 22 employees in PSO.

Support

Customers who purchase *Qt* or *Qtopia* products are entitled as part of their licensing contracts to product support on either standard or premium level for a specified term typically 12 months. Standard support includes email and on-line customer assistance. Premium support offers access to an individual developer as well as guaranteed response time to customer questions.

Training

We provide a variety of courses on our *Qt* and *Qtopia* products. We offer introductory programs as well as training at advanced programming levels. Courses are currently available in various locations in North America, Europe, China, Japan and India. Our custom on-site and open enrollment training courses are taught by certified Trolltech instructors and are taught in English, German, French, Chinese, Japanese as well as other languages. Trolltech owns and compiles the training material and selected partner companies deliver the workshops on a subcontract basis.

Customers

Our application development platforms and frameworks are targeted at software developers and manufacturers of mobile phones and other embedded computing devices. Our software solutions are sold primarily through our own sales and marketing teams based in Norway, the United States and China. To date, we have derived most of our revenues from sales made by our *Qt* sales unit. However, we expect the current trend to continue and that we will derive an increasing portion of our revenue from sales made by our *Qtopia* sales unit. In 2005, our top ten customers represented 11.6% of our total revenues.

Qt is used by internal development teams at enterprises and independent software vendors as well as by software consultancy businesses. *Qtopia* is used in mobile phones, media players, consumer electronics, medical devices, automotive solutions, machine tools and many other embedded computing devices. Motorola is our most important reference customer for our *Qtopia* product line. We market our products and services to customers located all over the world. Some of our customers are highlighted in the table below:

Adobe	Daimler Chrysler	Motorola	Samsung
Agilent Technologies	Deutsche Telekom	NASA	Scania
Alcatel	Disney	NEC	Schlumberger
AMD	eBay (Skype)	Nortel	Sharp
ARM	ESA	Panasonic	Shell
AT&T	ExxonMobil	Philips	Sony
BAE Systems	Google	Pioneer	Sun Microsystems
BBC	Hitachi	Pixar	Synopsys
Boeing	Honda	PGS	Texas Instruments
Bosch	IBM	Raytheon	Toyota
Cadence	Intel	Reuters	Volvo
Canon	Oracle	Ricoh	Xilinx
Cisco Systems	Lockheed Martin	Rohde & Schwarz	Yamaha
Chevron	Mentor Graphics	Saab	

As of March 31, 2006, we had approximately 4,400 customers, whom we define as parties (which may include divisions of the same company) we have invoiced within the past two years. Approximately 3,300 customers have a commercial license and upgrade subscription contract, of which currently less than 5% are related to *Qtopia*.

Sales, Marketing and Distribution

Our sales and marketing professionals help promote our name and products through advertising, seminars, industry trade shows, sponsorships, developer road-shows, white papers, journalist/analyst outreach programs, workshops and training, speaking engagements and global public relations. In addition to developing and implementing marketing activities targeted at commercial customers, we are active in the open-source community and sponsor and attend industry events in major cities around the world. As of March 31, 2006, we had 47 sales and marketing personnel across sales offices in North America, Europe, Asia and Australia.

Our sales teams identify, categorize and target certain types of customers, including independent software vendors, internal development organizations, software consultants and systems integrators, computer science educators, device manufacturers and research groups. Within each of the customer groups, we tailor sales and marketing to include regional considerations such as translation services, local language content and local corporate culture. The compensation of our sales team is linked to performance indicators such as percentage of upgrade subscriptions and license and service revenues.

Because of the nature of our products and how they are used by our customers, it is customary that customers will first evaluate our products on a trial basis before purchase. Our research shows that most *Qt* customers evaluate the product prior to purchase. With *Qt* sales, evaluation tends to take from 30 to 90 days. *Qtopia* evaluations, however, take much longer, typically six months, as the device development process and investment decision is considerably larger than with *Qt*. A typical evaluation period could include a research lab evaluation phase, a prototype assessment and development phase before proceeding to a full production phase. Due to its relatively short history compared to *Qt*, *Qtopia* sales are also much more dependent on reference customers already using our product, such as Motorola. Our sales teams are actively engaged with as many potential customers as possible during the evaluation cycles. The form and frequency of this engagement will depend on the size of the customer and perceived opportunity. Once our products are actively in use, we follow up our large customers with dedicated account managers. Development teams are often project or device oriented, and we seek to establish strong customer relationships to facilitate dialogue within the customer organization that we expect will in turn drive incremental sales across other projects or device teams.

In addition to our product sales and marketing efforts, we keep in regular contact with our customers, including through our newsletter *Qt Quarterly*, which is distributed to our current customers and provides updates on our latest developments and technical articles written by *Qt* experts. We also conduct an annual customer survey and regular web surveys.

Qt and *Qtopia* are sold primarily through our direct sales and support teams. To a lesser extent, *Qt* and *Qtopia* are sold through indirect sales channels, which include corporate resellers. As of March 31, 2006, we had less than 10 resellers in Europe, 5 in the U.S. and 5 in Asia. To date, no single reseller has accounted for more than 5% of our revenues.

We partner with businesses that offer complementary products and services to Trolltech customers. Complementary products include testing tools, integrated development tools and databases. In addition we have established relationships with businesses offering consultancy and training services on our behalf.

Competition

The market for software development tools is rapidly evolving, highly competitive and fragmented. We expect that competition will continue to intensify, particularly as the popularity and usage of open-source software grows and embedded computing devices continue to become more sophisticated. We have built our competitive position on our ability to create tools and products that can operate on a variety of platforms. However, there are larger, well-established software and hardware companies that have significantly greater financial resources, larger development staffs and more extensive marketing and distribution capabilities that may restrict our ability to compete successfully.

Our *Qt* software development framework faces direct competition from pure open-source multi-platform frameworks such as GTK and Wx Widgets (which do not offer commercial support). We also experience competition from providers of virtual machine-based technologies such as Java and .NET. Our *Qtopia* software platform faces competition from larger, well-established companies such as Microsoft, Symbian and ACCESS, which have significantly greater financial, technical and marketing resources and more widely recognized brands and products than we have, as well as from smaller, focused companies such as Purple Labs and Mizi. In addition, certain mobile operators have in the past developed, and continue to develop their own software for their products.

We believe that critical competitive factors in the industry are based on the way customers and potential customers manage their process of software development. Key drivers to software development productivity include managing limited internal resources, controlling costs, minimizing development time and limiting risks. Product quality, reliability, performance, price, product availability, architecture support and customer support are also subject to intense competition in our industry. We cannot assure you that we will compete favorably in respect of each of these factors.

Software Engineering and Development

We are committed to continued investment of significant resources in product and technology development. The direction of our efforts is influenced by customer and user feedback, market analysis and technology advances. For that purpose, we constantly monitor evolution in the industry in areas relevant for our product lines.

Our software engineers work closely together with our user community. Our user community consists of both our customers and open-source software developers. We release products several times per year, and we provide daily snapshots of products in development to the open-source community. These snapshots contain the entire product in open-source form, thus enabling the community to understand and evaluate it in detail, provide feedback and contribute to it. Communication with our user community happens in many different channels, the most important ones being conferences, Internet discussion forums, and direct emailing with Trolltech engineers.

We perform extensive testing of our products to ensure that the development tools we create are properly assembled and work as integrated products. In addition, our user community is an important resource for product testing, through their using and providing feedback on our software. Our development teams follow a development approach which enables rapid turnaround to satisfy market requirements. We base all software development on small teams of engineers. A typical Trolltech software engineer has a university degree in computer science.

As of March 31, 2006, we employed 29 personnel in our development tools engineering group and 24 in our mobile and embedded computing device engineering group.

Open-Source Community Involvement

We release all versions of our *Qt* product and various *Qtopia* software development kits under the terms of the GPL or QPL. In addition, we participate as a member of several industry standard groups and open-source initiatives including:

Open-Source Development Labs (OSDL) - OSDL is dedicated to accelerating the growth and adoption of Linux in the enterprise. Founded in 2000 and supported by a global consortium of IT industry leaders, OSDL is a non-profit organization that provides state-of the-art computing and test facilities in the United States and Japan available to developers around the world.

Free Standards Group (FSG) – The Free Standards Group is an independent, nonprofit organization dedicated to accelerating the use of free and open-source software by developing and promoting standards. One of the FSG projects is the Linux Standard Base project. The goal of the Linux Standard Base project is to develop standards that will increase compatibility among Linux systems, and enable software applications to run on any conforming system.

Consumer Electronics Linux Forum (CELF) - The Consumer Electronics Linux Forum is focused on the advancement of Linux as an open-source platform for consumer electronics devices.

K Desktop Environment (KDE) - The KDE is a free software graphical desktop environment for Linux workstations. The KDE project is based on *Qt*. Matthias Ettrich, our Vice President of Developer Tools Engineering is one of the co-founders of the KDE project. We also sponsor aKademy, the annual KDE Developers and Users Conference.

We also have informal involvement with the open-source community given that a number of Trolltech developers are independently active contributors to open-source projects. In addition, we are expanding and formalizing the way we work with the open-source community. For example, we have recently hired a community manager who will be responsible for coordinating our efforts and initiatives with the open-source community.

Intellectual Property

Our success is dependent on the technology we develop. We rely primarily on a combination of copyright law, confidentiality procedures, trade secrets, trademark laws and contractual provisions to protect our proprietary rights. We have established a system of security measures to protect our computer systems from security breaches and computer viruses that may attempt to gain access to our communications network. We do not have any patents or patent applications pending.

We have registered or applied to register trademarks for our "*Qt*" and "*Qtopia*" products, as well as "Trolltech" in the principal jurisdictions in which we operate, including the EU, the United States, China, Japan and Norway. The laws of some foreign countries do not protect our trademark rights to the same extent available under the laws of Norway. In many jurisdictions where we have sought to register the name "*Qt*", registration has been denied based on claims that two character marks are not possible to register under applicable intellectual property laws. As a result of these denials, we cannot guarantee that we will be able to enforce our rights under the "*Qt*" name in the future.

Employees

As of March 31, 2006, we had 157 full time employees, with 90 based in Norway, 27 in the United States, 38 in Australia and 2 in China. These employees include 63 in research and development (including four in documentation), 47 in sales and marketing, 22 in professional services, 6 in finance, 10 in human resources and administration, 7 in internal systems and support and 2 in legal.

As of December 31, 2005, 2004 and 2003, we had 149, 94 and 73 full-time employees, respectively. We have never experienced a work stoppage. We believe relations with our employees are very good.

Under Norwegian law, Trolltech's employees have the right to elect one third or at least two of the members and deputy members of the board of directors of the Norwegian company should they request it. To date, this has not been requested.

Property

Our headquarters are located in Oslo, Norway in leased facilities occupying 2,636 square meters. These facilities are used primarily for research and development, sales and marketing, management functions and general administration. The lease on these premises expires on December 31, 2010. We also maintain subsidiary offices in leased facilities in Palo Alto, California (461 square meters), Brisbane, Australia (590 square meters) and a representative office in Beijing, China (135 square meters). We currently plan to open two offices in Germany in 2006, which will be located in Berlin and Munich. A wholly-owned German subsidiary, Trolltech GmbH, is currently being formed in Berlin and expected to be formally registered by the end of July 2006. In addition, the Company plans to open another office in Munich, Germany, during 2006.

Legal Proceedings

From time to time, we may be involved in litigation that we consider to be in the normal course of business. However, at present, and for the preceding 12 months, we are not and have not been involved in any legal, governmental or arbitration proceedings which may have, or have had in the recent past, significant effects on the Company's financial position or profitability. We are not aware of any such proceedings which are pending or threatened.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements, the notes to those statements and "Operating and Financial Review" included elsewhere in this prospectus. The selected consolidated financial data presented below was derived from our audited consolidated financial statements as of and for the two years ended December 31, 2005, prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), and from our audited consolidated financial statements as of and for the two years ended December 31, 2004, prepared in accordance with generally accepted accounting principles in Norway (Norwegian GAAP). The selected consolidated financial data presented below for each of the three-month period ended March 31, 2005 and 2006 was derived from our unaudited condensed consolidated interim financial information prepared in accordance with IFRS as adopted by the EU.

	Fiscal Year Ended December 31,				Three Months Ended March 31,	
	2003 NGAAP	**2004 NGAAP**	**2004 IFRS**	**2005 IFRS**	**2005 IFRS**	**2006 IFRS**
	(audited) (in NOK thousands)				(unaudited)	
Statement of Income Data						
Revenue	61,374	84,777	85,207	118,539	23,843	37,158
Employee benefit expense	(45,128)	(54,743)	(42,514)	(68,074)	(13,570)	(23,664)
Other operating costs	(20,732)	(27,665)	(26,378)	(50,192)	(9,246)	(15,902)
Depreciation and amortization	(2,397)	(1,852)	(7,091)	(10,135)	(2,278)	(3,702)
Other income (expense), net	-	-	309	(836)	893	(303)
Operating profit (loss)	(6,883)	517	9,533	(10,698)	(358)	(6,413)
Net profit (loss)	18,807	360	7,453	(12,460)	(772)	(7,459)
Selected Balance Sheet Data						
Total non-current assets	26,042	25,662	26,304	36,146	28,653	38,899
Total current assets	25,732	36,182	36,395	91,596	77,478	84,387
Total assets	51,774	61,844	62,699	127,742	106,131	123,286
Total equity	25,697	25,790	23,335	56,856	64,510	49,981
Total non-current liabilities	-	199	3,938	8,872	8,426	9.861
Current deferred revenues	18,276	25,175	24,617	42.442	22,903	46,734
Total current liabilities	26,077	35,854	35,426	62,014	33,195	63,444
Total liabilities	26,077	36,054	39,364	70,886	41,621	73,305
Total equity and liabilities	51,774	61,844	62,699	127,742	106,131	123,286

OPERATING AND FINANCIAL REVIEW

This review of our financial condition and results of operations as of and for the years ended December 31, 2005, 2004 and 2003 contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but are rather based on the Company's current expectations, estimates, assumptions and projections about the Company's industry, business and future financial results. Actual results could differ materially from the results contemplated by these forward-looking statements because of a number of factors, including those discussed in the sections of this prospectus entitled "Risk Factors", "Cautionary Note Regarding Forward-Looking Statements" and other sections of this prospectus.

The unaudited condensed consolidated financial statements for the three months ended March 31, 2005 and 2006 include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim period. The interim results are not necessarily indicative of the results which may be expected for any other period or for the full year.

Our consolidated financial statements included in this prospectus were prepared under IFRS and Norwegian GAAP, both of which differ in significant respects from generally accepted accounting principles in the United States of America, or U.S. GAAP. Potential investors should consult their own professional advisors for an understanding of the differences between IFRS and Norwegian GAAP, on the one hand, and U.S. GAAP on the other hand and how these differences might affect their understanding of the financial information contained herein.

Overview

We are a leading provider of software development infrastructure, tools and platforms for cross-platform applications and embedded Linux mobile phone and embedded computing devices. Our development products are designed to reduce the cost and time of the software development process and to allow software applications to run natively on any of the most popular computer operating systems. Our embedded Linux software platform allows applications to run on mobile phones, portable media devices and other embedded computing devices that are based on the Linux operating system.

Our consolidated financial statements for fiscal 2004 and 2005 were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. Our consolidated financial statements for fiscal 2003 were prepared in accordance with generally accepted accounting principles in Norway (Norwegian GAAP). Financial information for 2004 and 2003 prepared under Norwegian GAAP and financial information for 2005 and 2004 prepared under IFRS are not directly comparable because they have been prepared in accordance with different sets of accounting standards. Accordingly, no comparisons can be made between our results of operations under Norwegian GAAP and our results of operations under IFRS. For a summary of the principal differences between IFRS and Norwegian GAAP, please see "Transition to IFRS" below.

The application of IFRS requires us to make estimates that affect our reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. In certain instances, different methods could have been used to determine reasonable accounting estimates, and changes in the accounting estimates, or the method of their determination, are reasonably likely to occur from period to period. We caution that future events often vary from forecasts and that estimates routinely adjustment on an ongoing basis. Accordingly, actual results could differ significantly from the estimates made by us. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation of our financial condition or results of operations will be affected.

We earn our revenues from the sale of commercial licenses for our products and from providing services related to our products. We do not earn revenues from our open-source licenses. Our software products are licensed to our customers for their development use under a perpetual license. We also earn revenue for upgrade subscriptions and support for our products. Upgrade subscriptions and support are included in the license fee in the initial contract for a period that is typically twelve months. Thereafter, upgrade subscriptions and support may be purchased as a post-contract service for a separate fee. In addition, we also charge customers for other services related to our products, such as project-based engineering and technical support services and consulting and training services. For a further description of our revenue recognition policies, please see "Critical Accounting Policies and Estimates – Revenue Recognition" below.

We have expanded our operations rapidly in recent years. Our total revenues grew from NOK 61.4 million in 2003 under Norwegian GAAP to NOK 84.8 million in 2004 under Norwegian GAAP, and from NOK 85.2 million in 2004 under IFRS to NOK 118.5 million in 2005 under IFRS, representing a growth rate of 38.2% from 2003 to 2004 under Norwegian GAAP and 39.1% from 2004 to 2005 under IFRS. In 2004 and 2005, our revenues were divided 44.8% and 46.0% from the Americas; 43.7% and 41.7% from Europe, Middle East and Africa (EMEA); and 11.5% and 12.3% from Asia/Pacific, respectively.

As an indicator of our future revenue, we monitor the value of our deferred revenue. Current deferred revenue is revenue that is not recognized during a reporting period but which represents the value of license contracts entered into by us with customers by the end of such period and that is expected to be recognized by us within twelve months. Long term deferred revenue is not recognized during a reporting period but represents the value of license contracts entered into by us with customers by the end of a reporting period that is expected to be recognized by us more than twelve months after the end of the period.

Current deferred revenues were NOK 46.7 million as of March 31, 2006. Long-term deferred revenues were NOK 4.0 million as of March 31, 2006. Current deferred revenues were NOK 42.4 million as of December 31, 2005. Long-term deferred revenues were NOK 4.2 million as of December 31, 2005.

Our total number of employees has grown from 78 at December 31, 2003 to 157 as of March 31, 2006.

Critical Accounting Policies and Estimates

Our significant accounting policies under IFRS, as described in our IFRS Consolidated Financial Statements, are essential to understanding our reported results of operations and financial condition. Estimates and assumptions that have a significant risk of causing a material adjustment to carrying amounts of assets and liabilities within the next financial year are discussed below.

We emphasize that the presentation below is a summary highlighting certain information contained in the the IFRS Consolidated Financial Statements included in this prospectus, and should as such only be relied upon when read in conjunction with the actual notes to the IFRS Consolidated Financial Statements included in this prospectus.

Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of software and services in the ordinary course of our activities. We recognize such revenue net of value-added tax, estimated returns, rebates and discounts and after eliminated sales within our corporate group.

License fees from the sale of development software licenses for both our desktop development tools and our mobile and embedded solutions generally are recognized when a group entity has delivered the software license to the customer. A customer that uses *Qtopia Core* software to develop software embedded in a mobile phone or other computing device or uses *Qtopia* as its application infrastructure in such an embedded device is also charged a per-device license fee each time a device is shipped from the factory to a customer. Fixed, non-refundable per-device license fees paid for a pre-defined period are recognized ratably over the contract period. Per-device fees paid under contracts that do not specify a specific period are recognized ratably at the time we receive reports from the customer specifying the number of embedded devices shipped. Upgrade subscription and support revenue, under which we provide product updates and email support, is recognized ratably over the service period specified in the contract for such services. Engineering and consulting service revenue consists of project-based engineering and consulting and training services. Revenue on fixed price projects, such as a project-based engineering service, is recognized based on the percentage-of-completion method as work progresses. However, if completion of the contract cannot be measured reliably, revenue is only recognized to the extent of the expenses recognized that are recoverable. Estimated losses on fixed-price service arrangements are recognized when it becomes apparent that a loss will be incurred. Revenue from consulting and training services is generally recognized as the services are rendered.

In accordance with IAS 18, we do not recognize revenue unless all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, fees are fixed and determinable and collectibility is probable.

Amortization of development costs

Under IAS 38, we are required to capitalize our software development costs and amortize those costs over the estimated useful life of the developments, rather than expense such costs in the period incurred if certain criteria for capitalization are fulfilled. Expenses that are directly associated with the production of identifiable and unique software products controlled by us, and that will generate probable economic benefits, are recognized as intangible assets. Software development costs recognized as assets are amortized over their estimated useful lives (four years for *Qt* and three years for *Qtopia,* based on product history). Other costs associated with research and maintaining software programs are recognized as an expense as incurred.

Management determines the estimated useful lives and related amortization charges for capitalized assets. Management reviews the estimated useful lives of capitalized assets and applied amortization method annually. The effect of any changes to the amortization plans are amortized over the remaining useful life of the assets. Capitalized internally developed software programs are tested for impairment annually, in accordance with IAS 36, or more frequently if indications of impairment have surfaced.

Income taxes

We are subject to income taxes in each jurisdiction in which we operate. Significant management judgment is required in determining our provision for income taxes, income tax liabilities, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. Judgment is applied to estimate taxable income by jurisdiction and our ability to utilize any tax loss carry forwards. We are subject to income tax audits in all of the jurisdictions in which we operate and, as a result, must also assess exposures to any potential issues arising from current or future audits of current and prior years tax returns. Accordingly, we must assess such potential exposure and, where necessary, provide a reserve to cover any expected loss. To the extent that we establish a reserve, our provision for income taxes would be increased. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be. Our tax rate may also vary based on our results and the mix of income or loss among the domestic and foreign tax jurisdictions in which we operate.

Provision for bad debt

Typically, customer receivables include a large amount of balances with relatively small amounts. We have standard collection routines for all receivables that are not paid by the due date. We make provisions for bad debt based on quarterly aging balances from the customer sub ledger. The provisions are reviewed periodically by management and are offset against receivables.

We record estimates of the non-collectibility of customer receivables, specifically analyzing accounts receivable and historical bad debts, geographic concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms, when evaluating the adequacy of the provision for bad debt. If management were to make different judgments or utilize different estimates, material differences in the amount of our reported operating expenses could result. Historically, we have not experienced significant bad debt exposure. The provision for bad debt was NOK 141,000 and NOK 162,000 as of December 31, 2005 and 2004, respectively. The provision represents less than 1% and 2%, respectively, as a percentage of gross accounts receivable for 2005 and 2004.

Pensions

The determination of the pension benefit obligation and expense for defined benefit pension plans is dependent on selection of certain assumptions used by actuaries in calculating such amounts. These assumptions are described in note 13 to our IFRS financial statements included with this prospectus and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. The assumptions are based on actual historical experience and external data regarding compensation and discount rate trends. While we believe that the assumptions are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect a pension obligation and future expense.

Share-based compensation

We operate a share-based compensation plan in which the fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. At each balance sheet date, we revise the estimates of the number of options that are expected to become exercisable and recognize the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity. Modification of previously granted options that increases the fair value of the options are accounted for as follows: the incremental fair value granted is included in the measurement of the amount recognized for service received over the period from the modification date until the date when the modified option vests, in addition to the amount based on the grant date fair value of the original options, which is recognized over the remainder of the original vesting period. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Our Commercial Licensing Model

To date, we have licensed our development software for commercial use under perpetual licenses. Under this model, our customers typically pay a one-time, up-front development license fee per user, per platform. Upgrade subscriptions and support is included as part of the fee in the initial license agreement for a fixed period that is typically twelve months. Thereafter, customers may purchase on-going upgrade subscriptions and support for additional 12-month periods currently at a price equal to 31% of the total license fee then offered for the relevant product. Development licenses typically sell for an average of $3,000 per user, and upgrade subscriptions and support sell for an average of $930 per user.

Customers that use *Qtopia Core* software to develop software which is embedded in a mobile phone or other computing device or use *Qtopia* as its application infrastructure in such an embedded device also pay a license fee for each device sold by such customer. We sell these per-device licenses both as fixed contracts for a specified maximum number of devices and as variable contracts pursuant to which customers pay us per-device based on the number of units sold by such customer. Our per-device license agreements generally require the customer to provide us with quarterly reports of the number of devices sold by them.

Transition to IFRS

Our financial statements for the year ended December 31, 2005 are the first financial statements required to be presented under IFRS. We have also presented our financial statements for the year ended December 31, 2004 under IFRS to allow for comparability between the years. We have identified the following standards that present the most significant changes to our financial information based on the transition from Norwegian GAAP to IFRS:

- IAS 38 Intangible Assets, regarding capitalization of certain development expenses;
- IFRS 2 Share-based Payments, regarding expenses related to recognition of fair value of options granted to employees;
- IAS 18 Revenue, regarding recognition of revenues;
- IAS 19 Employee benefits, regarding defined benefit plans; and
- IAS 12 Income Taxes, regarding the derecognition of deferred tax assets.

For a discussion of the full impact of the application of IFRS to our 2004 financial statements, please see note 27 to our IFRS financial statements included elsewhere in this prospectus.

Revenues

Revenue comprises the fair value of the consideration received or receivable for the sale of software and services in the ordinary course of our activities. We recognize revenues in accordance with IAS 18 from four sources: (1) license revenue; (2) upgrade subscription and support revenue; (3) engineering and consulting services revenue; and (4) other miscellaneous revenue.

We organize our sales teams in two units. One unit, which we refer to in the following discussion as our "*Qt* sales unit," focuses on sales of *Qt* to developers for the desktop and enterprise system environments (and to a lesser extent for single-purpose embedded devices for industrial applications). The other unit, which we refer to as our "*Qtopia* sales unit," focuses on sales of *Qtopia* (including *Qtopia Core*, which is substantially identical to *Qt*), to developers for mobile phones and other embedded computing devices. In 2005, sales made by our *Qt* sales unit contributed 80% of our consolidated revenues, and the remaining 20% was contributed by our *Qtopia* sales unit.

Employee Benefit Expense

Employee benefit expense includes all expenses related to our employees, including wages and salaries; social security costs; sales commissions and bonuses; pension expenses; equity-based compensation expense; and other personnel expenses.

Other Operating Costs

Other operating costs consist of all operating costs other than employee benefit expense, depreciation and amortization, such as marketing expenses, travel, rental expenses, bad debt expense, professional fees and other operating expenses. In addition, operating costs include cost of products and services sold, which are direct costs we pay to third parties related to sales of our products and services. These costs include items such as payments to independent contractors who provide consulting services to our customers on our behalf.

Depreciation and Amortization

Depreciation and amortization expense consists of non-cash costs related to the amortization of our capitalized software development costs and the depreciation of our fixed assets, which include our equipment, furniture and fixtures. Under IAS 38, we are required to capitalize our software development costs and amortize those costs over the estimated useful life of the developments, rather than expense such costs in the period incurred, as we do in our financial statements prepared in accordance with Norwegian GAAP. We have estimated that our software development costs related to our *Qt* products have a useful life of approximately four years and those related to our *Qtopia* products have a useful life of approximately three years and accordingly amortize such development costs over such periods of time.

Other income (expense)

Other income (expense) is the net income or expense derived from miscellaneous income or expenses other than revenues, cost of products and services sold, employee benefit expense, other operating costs, depreciation and amortization.

Income Tax Expense

Income tax expense represents the net income taxes paid and the deferred taxes payable in future periods by us but that are incurred during the period presented.

Results of Operations for the Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005 (IFRS) - Unaudited

The information presented below has been derived from the condensed consolidated interim financial information prepared in accordance with IAS 34, Interim Financial Reporting, in the context of the International Financial Reporting Standards (IFRS) as adopted by the European Union.

Set forth below is a table of the components of our revenue for the three months ended March 31, 2005 and 2006 (all numbers in NOK 1,000):

	%	**IFRS Q1 2005** (unaudited)	%	**IFRS Q1 2006** (unaudited)
Sales of Licenses	55.4	13,211	47.8	17,768
Upgrade subscriptions and support	38.6	9,194	45.8	17,026
Engineering and consulting	3.9	941	2.1	777
Other revenue	2.1	497	4.3	1,587
Total Revenue	**100%**	**23,843**	**100%**	**37,158**

Set forth below is a table of our expense categories expressed as a percentage of revenue for the three months ended March 31, 2005 and 2006 (all numbers in NOK 1,000):

	%	**IFRS Q1 2005** (unaudited)	%	**IFRS Q1 2006** (unaudited)
Employee benefit expense	56.9	(13,570)	63.7	(23,664)
Other operating costs	38.8	(9,246)	42.8	(15,902)
Depreciation and amortization	9.5	(2,278)	10.0	(3,702)
Other income (expense), net	3.7	893	0.8	(303)

The following discussion is a period-on-period historical comparison of financial results prepared in accordance with IFRS.

Revenues

Total revenues increased from NOK 23.8 million in the three months ended March 31, 2005 to NOK 37.2 million for the same period in 2006, representing an increase of 55.8%. The increase in total revenues was primarily due to a large *Qtopia* customer contract, as well as growth in upgrade subscription and support revenues and growth in revenue from sales of licenses derived from sales made by our *Qt* sales unit, principally due to an increase in the number of customers rather than price increases. To a lesser extent, increasing revenues derived from sales made by our *Qtopia* sales unit (aside from the large contract mentioned above) contributed to the growth in revenue.

Employee benefit expense

Employee benefit expense increased 74.4% from NOK 13.6 million in the three months ended March 31, 2005 to NOK 23.7 million for the same period in 2006, primarily due to the increase in the number of full-time employees and the recruitment costs related to the increased headcount. At March 31, 2005 we had 102 employees and at March 31, 2006 there were 157 employees. We expect the number to grow significantly in the near-term as we increase the size of our engineering teams and further develop our products.

Other operating costs

Other operating costs increased 72.0% from NOK 9.2 million in the three months ended March 31, 2005 to NOK 15.9 million for the same period in 2006. The increase was primarily due to the significant increase in marketing activities and marketing-related travel as well as an increase in rental expenses resulting from our move to new premises in Oslo. We expect to continue to experience such increases in the future as we continue to increase our marketing budget as part of our long-term strategy to establish the Trolltech brand and our products.

Depreciation and amortization

Depreciation and amortization expense increased 62.5% from NOK 2.3 million in the three months ended March 31, 2005 to NOK 3.7 million for the same period in 2006. The increase was primarily due to continued increasing software development costs incurred by us that we amortized during such periods. At March 31, 2006, the carrying value of our capitalized development costs was NOK 31.6 million, compared to NOK 25.0 million at March 31, 2005.

Other income (expense)

Other income (expense) represented income of NOK 893,000 in the three months ended March 31, 2005 compared to an expense of NOK 303,000 for the same period in 2006. Other income (expense) contains the exchange rate effect resulting from accounts receivable and accounts payable as against our customers and suppliers. Other income (expense) also reflects the exchange rate effect on intercompany transactions. The change from income in the three months ended March 31, 2005 to expense in the same period in 2006 relates to greater fluctuation in the exchange rate between NOK (where we incur a majority of our expenses) and other currencies.

Income tax expense

Income tax expense increased from NOK 433,000 in the three months ended March 31, 2005 to NOK 1.1 million for the same period in 2006. Under IFRS, due to uncertainty about when we will generate taxable profits in the future, we were unable at March 31, 2006 to recognize as a deferred tax asset certain tax loss carryforwards relating to our taxable losses during the period.

As a result of the foregoing developments, we had a net loss for the period of NOK 7.5 million.

Results of Operations for the Year Ended December 31, 2005 Compared to Year Ended December 31, 2004 (IFRS)

The information presented below has been derived from the consolidated financial statements prepared in accordance with IFRS as adopted by the European Union.

Set forth below is a table of the components of our revenue categories for the years ended December 31, 2004 and 2005 (all numbers in NOK 1,000):

	%	IFRS 2004	%	IFRS 2005
Sales of Licenses	56.7%	48,329	48.8%	57,817
Upgrade subscription and support	38.9%	33,104	40.6%	48,138
Engineering and consulting	3.7%	3,147	6.2%	7,311
Other revenue	0.7%	627	4.4%	5,273
Total	**100%**	**85,207**	**100%**	**118,539**

Set forth below is a table of our expense categories expressed as a percentage of revenue for the years ended December 31, 2004 and 2005 (all numbers in NOK 1,000):

	%	IFRS 2004	%	IFRS 2005
Employee benefit expense	49.9	(42,514)	57.4	(68,074)
Other operating costs	31.0	(26,378)	42.3	(50,192)
Depreciation and amortization	8.3	(7,091)	8.5	(10,135)
Other income (expense), net	0.4	309	0.7	(836)

The following discussion is a year-on-year historical comparison of financial results prepared in accordance with IFRS.

Revenues

Total revenues increased from NOK 85.2 million in 2004 to NOK 118.5 million in 2005, representing an increase of 39.1%. The increase in total revenues was primarily due to significant growth in license, upgrade subscription and support revenues and growth in sales of new licenses derived from sales made by our *Qt* sales team and to a lesser extent revenues derived from sales made by our *Qtopia* sales team also increased.

Employee benefit expense

Employee benefit expense increased 60.1% from NOK 42.5 million in 2004 to NOK 68.1 million in 2005. This increase resulted primarily from increases in wages and salaries and in social security costs, both of which resulted in turn primarily from an increase of approximately 40% in the average number of employees from 2004 to 2005. A significant increase in expense for share options granted also contributed to the increase in employee benefit expenses. For further information, see Notes 12 and 17 to the IFRS Financial Statements.

Other operating costs

Other operating costs increased 90.1% from NOK 26.4 million in 2004 to NOK 50.2 million in 2005. The largest contributors to the increase in other operating expenses were growth in professional fees because of subcontracting services for training to customers, PR and other fees and growth in marketing expenses, which reflects our increasing focus on marketing. An increase in travel expenses, resulting from increased sales and marketing activities, also contributed to the increase in other operating expenses. For further information, see Note 20 to the IFRS Financial Statements.

Depreciation and amortization

Depreciation and amortization expense increased 42.9% from NOK 7.1 million in 2004 to NOK 10.1 million in 2005. The increase was primarily due to increased software development costs incurred by us that we amortized during such periods. At December 31, 2005, the carrying value of our capitalized development costs was NOK 29.9 million, compared to NOK 22.9 million at December 31, 2004.

Other income (expense)

Other income (expense) represented income of NOK 309,000 in 2004 and an expense of NOK 836,000 for 2005.

Income tax expense

Income tax expense rose 21.4% from NOK 2.2 million in 2004 to NOK 2.7 million in 2005. Under IFRS, due to uncertainty about when we will generate taxable profits in the future, we were unable at December 31, 2005 to recognize as a deferred tax asset certain tax loss carryforwards relating to our taxable losses in prior periods.

As a result of the foregoing developments, we had a net loss for the year of NOK 12.5 million.

Results of Operations for the Year Ended December 31, 2004 Compared to Year Ended December 31, 2003 (Norwegian GAAP)

The following discussion is a year-on-year historical comparison of financial results prepared in accordance with Norwegian GAAP.

Revenues

Total revenues increased from NOK 61.4 million in 2003 to NOK 84.8 million in 2004, representing an increase of 38.1%. The increase in total revenues was primarily due to significant growth in license, upgrade subscription and support revenues derived from sales made by our *Qt* sales unit, principally due to an increase in the number of customers rather than price increases and, to a lesser extent, increasing revenues derived from sales made by our *Qtopia* sales unit.

Employee benefit expense

Employee benefit expense increased 21.3% from NOK 45.1 million in 2003 to NOK 54.7 million in 2004, primarily due to the increase in the average number of full-time employees, which was equal to 73 during 2003 and 94 during 2004.

Other operating costs

Other operating costs increased 33.9% from NOK 19.2 million in 2003 to NOK 25.8 million in 2004. The increase was primarily due to the increase in marketing activities (*e.g.*, advertisements, brochures and developer conferences (including travel)).

Depreciation and amortization

Depreciation and amortization expense decreased 22.7% from NOK 2.4 million in 2003 to NOK 1.9 million in 2004. The decrease reflected the write down of a number of assets in 2003.

Income tax expense

Income tax expense represented income of NOK 21.2 million in 2003 as compared to an expense of NOK 1.2 million in 2004. The decrease was primarily due to the fact that our tax loss carry forwards were recognized as deferred tax assets in 2003.

Liquidity and Capital Resources

Operating activities primarily include the net income (loss) for the periods under consideration, adjusted for non-cash charges such as depreciation and amortization expense and stock-based charges, as well as changes in assets and liabilities. Our operating cash flows depend heavily on the level of our sales. To a large extent our sales depend on general economic conditions affecting us and our customers, as well as the timing of new product introductions and other competitive factors and our ability to control expenses successfully. Deferred revenue, representing cash receipts from sales of software licenses where we are not yet allowed to recognize revenue under IFRS, has been an important source of operating cash flows for us.

We believe that our working capital is sufficient for our requirements for at least the twelve months following the date of this prospectus. We have no indebtedness from borrowed money and no other similar obligations that could affect our liquidity or cash reserves and believe that we have the ability to obtain additional financing if needed.

As of March 31, 2006, we had working capital (current assets less current liabilities) of NOK 20.9 million. Current assets included NOK 35.1 million of cash and cash equivalents, NOK 20.2 million of short-term investments, and trade and other accounts receivable of NOK 29.1 million. Current liabilities as of March 31, 2006, exclusive of deferred revenues, were equal to NOK 16.7 million.

Our cash flow for the three months ended March 31, 2005 and 2006 under IFRS are set forth below:

	Three Months Ended March 31, (in NOK thousands)	
	2005 IFRS	**2006 IFRS**
	Unaudited	
Net cash generated (used in) from operating activities	3,146	83
Net cash used in investing activities	(4,364)	(7,295)
Net cash generated from financing activities	41,147	99
Net increase in cash and cash equivalents	39,929	(7,113)
Cash and cash equivalents at end of the period	60,359	35,110

Net cash generated from operating activities were NOK 83,000 in the three months ended March 31, 2006 under IFRS, principally relating to a decrease in trade and other receivables of NOK 185,000 due in large part to the fact that we made significant payments to our suppliers during the period.

Cash flows from operating activities were NOK 3.1 million in the three months ended March 31, 2005, principally reflecting cash receipts related to deferred revenue of NOK 2.2 million.

We used NOK 7.3 million of net cash in investing activities during the three months ended March 31, 2006, compared to the same period in 2005, when we used NOK 4.4 million of net cash in investing activities, in each case under IFRS. Investing activities in each period generally related to investments in intangible assets, representing capitalized software development costs, of NOK 5.3 million for the period in 2006 and NOK 3.5 million in the same period in 2005.

We received NOK 99,000 of net cash in financing activities during the three months ended March 31, 2006, compared to NOK 41.1 million of net cash received in financing activities during the three months ended March 31, 2005, which resulted from the proceeds from our issuance of ordinary shares from a significant funding round during that period involving existing and new investors.

Our cash flow for the years ended December 31, 2004 and 2005 under IFRS are set forth below:

	Fiscal Year Ended December 31, (in NOK thousands)	
	2004 IFRS	2005 IFRS
Net cash generated from operating activities	20,651	19,943
Net cash used in investing activities	(16,012)	(39,580)
Net cash generated from financing activities	571	41,169
Net increase in cash and cash equivalents	5,210	21,532
Cash and cash equivalents at end of the year	20,012	42,618

Cash flows from operating activities were NOK 19.9 million in 2005 under IFRS, principally reflecting cash receipts related to deferred revenue of NOK 21.7 million and an increase in trade and other payables of NOK 8.8 million, partially offset by an increase in trade and other receivables of NOK 12.6 million. These increases principally reflected increases in our revenue and expenses (including increased staff) during 2005, and particularly in the fourth quarter.

Cash flows from operating activities were NOK 20.7 million in 2004 under IFRS, principally reflecting cash receipts related to deferred revenue of NOK 7.1 million and an increase in trade and other payables of NOK 3.0 million, partially offset by an increase in trade and other receivables of NOK 6.5 million. Like in 2005, these increases principally reflected increases in our revenue and expenses (including increased staff) during 2005, and particularly in the fourth quarter. Cash flows from operating activities in 2004 under Norwegian GAAP were NOK 5.8 million. The significant difference between cash flow from operating activities under IFRS and under Norwegian GAAP relates to the capitalization of software development costs required under IFRS. In the transition from Norwegian GAAP to IFRS, as a result of the capitalization of such costs under IFRS, employee benefit expenses are reduced, but the effect of that reduction is partially offset by amortization of the related capitalized costs. For further information, see Note 27 to the IFRS Financial Statements.

Cash flows from operating activities in 2003 under Norwegian GAAP were NOK 1.1 million, despite a net loss of NOK 2.4 million, principally reflecting cash receipts relating to deferred revenue of NOK 4.1 million, partially offset by a change in accounts payable of NOK 1.1 million.

In 2005, we used NOK 39.6 million of net cash in investing activities compared to 2004, when we used NOK 16.0 million of net cash in investing activities, in each case under IFRS. Investing activities in each period generally related to investments in intangible assets, representing capitalized software development costs, of NOK 14.6 million in 2005 and NOK 14.3 million in 2004, respectively, and acquisitions of property and equipment, primarily computer equipment, totaled NOK 5.0 million and NOK 1.7 million in 2005 and 2004, respectively. Net cash used in investing activities in 2004 under Norwegian GAAP were NOK 1.7 million. The significant difference between cash used in investing activities under IFRS and under Norwegian GAAP relates to the capitalization of software development costs, which to the extent incurred in cash are treated as cash used in investing activities under IFRS.

Cash flows received from investing activities in 2003 under Norwegian GAAP were NOK 2.2 million, reflecting the proceeds received from a sale of shares in Sco-group of NOK 3.0 million and an investment of NOK 822,200 in intangible assets.

In 2005, under IFRS, we received NOK 41.2 million of net cash in financing activities, compared to NOK 571,000 of net cash used in financing activities in fiscal 2004 under both IFRS and Norwegian GAAP and NOK 258,008 in fiscal 2003 under Norwegian GAAP. In each year, net cash received in financing activities resulted principally from the proceeds from our issuance of ordinary shares, including a significant funding round in 2005 involving existing and new investors.

Off-Balance Sheet Arrangements

As of March 31, 2006, we did not have any off-balance sheet arrangements.

Financial Risks

Our activities are exposed to certain financial risks: foreign exchange risk, credit risk and liquidity risk. Our overall risk management plan focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. Risk management is carried out primarily by our chief financial officer.

Foreign exchange risk

We operate internationally and are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the following currencies: U.S. dollar, euro and Australian dollar. A material part of all revenues are invoiced to customers in U.S. dollars and euro, while operating expenses are mostly denominated in NOK, U.S. dollars, Australian dollars and euro. In 2005, 60%, 37% and 3% of revenues were in U.S. dollars, euro and NOK, respectively while 64%, 25%, 7% and 4% of total operations expenses were in NOK, U.S. dollars, AUS dollars and euro, respectively. Our results of operations would be adversely affected by depreciation in the value of those foreign currencies compared to the NOK. For example, if the NOK for 2005 to U.S. dollar exchange ratio were reduced from NOK 6.47 to NOK 6.37 per U.S. dollar, our results as reported in NOK would have been reduced by NOK 1.6 million. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and the investment of excess liquidity. Currently, we do not use derivative financial instruments to hedge our foreign exchange risk exposures.

Credit risk

We have no significant concentrations of credit risk as the customer base consists of many customers with relatively small balances. We have routines in place to ensure that sales of products and services are made to customers with an appropriate credit history. Aging balances are monitored regularly.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and available for sale financial assets and develop operations according to budget. We have generated positive cash flows from operations in each of the years ended 2004 and 2005. In 2005, we completed a share issuance that raised net proceeds of NOK 41.2 million. In 2005 we also invested NOK 20.0 million in a money market fund. Cash positions are monitored regularly.

Significant Changes and Trends

Except as otherwise disclosed herein, there have been no significant changes or trends with respect to our financial condition since the date of our latest audited financial statements.

Revenue for the two-month period ended May 31, 2006 compared to the two-month period ended May 31, 2006 (IFRS) - unaudited

We have completed a preliminary review of our revenue for the two-month period including April and May 2006. Our total revenue in the two-month period April-May 2006 was NOK 25.3 million, as compared to NOK 18.8 million during the same period in 2005, representing an increase of 34.6%. Our total revenue for the five-month period January-May 2006 was NOK 62.5 million, as compared to NOK 42.6 million during the same period in 2005, representing an increase of 46.7%. Such increases are mainly attributable to the growth in license and support revenue during such periods.

In the end of May, Motorola placed an order to purchase 200 Qtopia developer licenses from us.

MANAGEMENT

Our Chairman is Tore Mengshoel. Our co-CEOs and founders are Eirik Chambe-Eng and Haavard Nord. Our management team is currently made up of 11 individuals. The business address of Eirik Chambe-Eng, Sven Kinden Iversen, Matthias Ettrich, Knut Stålen, Margaret McLeod, Karsten Homann, Elizabeth Hjul and our board of directors is: Sandakerveien 116, (PO Box 4332 Nydalen), NO-0402 Oslo, Norway; Haavard Nord, Benoit Schillings and Tom Hinton is 1860 Embarcadero Road, Suite 100, Palo Alto, CA 94303, USA. The business address of Warwick Allison is 2/26 Brandl St., Brisbane Technology Park, Eight Mile Plains, Q. 4113, Australia.

The following table sets forth details regarding our board of directors and executive officers as of June 16, 2006:

Name	Position	Age
Tore Mengshoel	Chairman of the Board of Directors	38
Haavard Nord *	Co-CEO and Member of the Board of Directors	38
Eirik Chambe-Eng	Co-CEO and Member of the Board of Directors	39
Matthias Ettrich	Vice President of Engineering and Member of the Board of Directors	33
Neil Rimer	Member of the Board of Directors	42
Juha Christensen	Member of the Board of Directors	41
Tod Nielsen	Member of the Board of Directors	41
Eva Lindqvist **	Member of the Board of Directors	48
Bjørn Stray	Deputy Member of the Board of Directors	42
Bernard Dallé	Deputy Member of the Board of Directors	39
Sven Kinden Iversen	Vice President of Human Resources & Administration	48
Warwick Allison	Vice President of Engineering, Mobile & Embedded Solutions	36
Knut Stålen	Chief Financial Officer	40
Margaret McLeod	Vice President of Marketing	50
Tom Hinton	Vice President of Sales, Mobile & Embedded Solutions	55
Benoit Schillings	Chief Technology Officer	42
Elizabeth Hjul	Vice President of Sales, Tools	40
Karsten Homann	Vice President of Professional Services Organization	40

* Haavard Nord's appointment as co-CEO is effective as of 8:00 a.m. (Oslo time) on the first day of trading of the Company's Shares on OSE.

** Eva Lindqvist was appointed in the Company's Annual General Meeting on May 26, 2005, with effect from 8:00 a.m. (Oslo time) on the first day of listing.

Board of Directors

Tore Mengshoel, Chairman of the Board of Directors

Tore Mengshoel is a partner with Teknoinvest AS, which he joined in 1997. Prior to joining Teknoinvest, Tore was a management consultant with McKinsey & Co., assisting the top management of major Scandinavian companies on strategic and organizational issues. Tore currently serves as Director of Teknoinvest VIII (GP) AS, Mitrionics AB (Sweden) and Funcom N.V. (Netherlands), and as Chairman of Teknoinvest AS and Baluba AS. Between 2001 and 2003 he served as Director of Photonyx Ltd., and between 1999 and 2005 as Director of Opera Software AS (Norway). Tore has a M.Sc. degree in Computer Engineering from the Norwegian Institute of Technology and an MBA from INSEAD in France.

Haavard Nord, Co-CEO and Director

Haavard Nord co-founded Trolltech with Eirik Chambe-Eng in 1994, after starting the development of *Qt*, Trolltech's cross-platform application development framework. Haavard is a veteran of the software development industry, with experience in software research, development and management. He graduated from the Norwegian Institute of Technology with a M.Sc. in Computer Science. Haavard is based in our Palo Alto office.

Eirik Chambe-Eng, Co-CEO and Director

Eirik Chambe-Eng co-founded Trolltech with Haavard Nord in 1994, after starting the development of *Qt*, Trolltech's cross-platform application development framework. Eirik has many years experience in software research, development, and management. He serves on the Board of Norwegian software companies ObjectPlanet AS and Cellvision AS, and the Board of the charitable Stiftelsen Trolltech Foundation. Between 2000 and 2003, he served on the Board of Systems in Motion AS. Eirik graduated from the Norwegian Institute of Technology with a M.Sc. in Computer Science. Eirik is based in our Oslo headquarters.

Matthias Ettrich, Vice President of Engineering and Director

Matthias Ettrich joined Trolltech in 1998 from academia. Matthias manages the development team in Norway, participating actively in development work himself. Matthias is a well-known member of the open-source community. He created the LyX document-processor and is a founder of the K Desktop Environment (KDE). Matthias graduated from the University of Tübingen with a M.Sc ("Dipl. Inf.") in Computer Science. Matthias is based in our Oslo headquarters.

Neil Rimer, Director

Neil Rimer is a co-founder and General Partner of Index Ventures. In 1992, Neil started the venture capital activity of Index's predecessor firm, later co-founding Index Ventures and raising the firm's first fund in 1996. Neil's investment interests include components and enterprise data access as well as wireless and online services. He is currently a Director of Photoways Inc., Innovative Silicon Inc., Pulsic Ltd., Kimotion Technologies Inc., Moo Print Ltd and Last.fm Ltd.. Neil sponsored the Index Ventures' investments in Stepstone, Flutter.com, Mediasurface plc, Ofoto, Listen, Cellzome AG, Genmab, and GeneBio and served on the Board of Flutter.com from 2000 to 2001, Mediasurface plc from 1999 to 2002 and Cellzome AG from 2001 to 2005. He has also served on the Board of Directors of U.C. Sampdoria, a football club competing in the Italian Serie A. Before starting Index Ventures, Neil spent four years with Montgomery Securities in San Francisco. Neil has a B.A. in History and Economics from Stanford University and an MBA from Harvard Business School.

Juha Christensen, Director

Juha Christensen is currently CEO of Sonopia Corporation, a start-up focused on enabling the micro-segmentation in the mobile industry. Prior to this position at Sonopia, Juha served as president of Macromedia Mobile between 2003 and 2005. He was also one of the early employees at Psion Software and a founder of the Symbian venture, which grew out of that business. Previously, he launched Microsoft's mobile platforms in the cellular business while he served on the Board of Ericsson Microsoft Mobile Venture AB between 2000 and 2003. He currently serves on the Board of Teleca AB and Unwire A/S and is a partner in Oysterfields LLC. Juha also served on the Board of ExpandIT A/S between 2002 and 2005 and CTIA between 2000 and 2004.

Tod Nielsen, Director

Tod Nielsen is currently CEO of Borland Software Corporation. Prior to serving in this position, he was senior vice president of technology marketing at Oracle Corporation from June 2005 until October 2005. Between 2001 and 2005, he was executive vice president and chief marketing officer at BEA Systems, and prior to this, he was the CEO at software development company CrossGain. Tod also held senior management positions at Microsoft, where he held roles such as vice president, Platform Group and vice president, Developer Relations. He has a degree in Business Administration from Central Washington University.

Bjørn Stray, deputy member

Bjørn Stray is a partner with Northzone Ventures, which he joined in 1996. Prior to that, Mr. Stray worked at Sundal Collier & Co and as a consultant in McKinsey & Co as well as Accenture. Bjørn holds a M.Sc. in Business Adm./M.Sc. Economics from NHH in Bergen, Norway (1989). Bjørn serves as Chairman of the Board of IntilityAS, and he is also a member of the board of Maritime Communications Partners AS, Stepstone ASA and NextGenTel AS. Between 1998 and 2001 he served as Chairman of Bilguiden AS and between 2000 and 2003 as Chairman of Trinde AS.

Bernard Dallé, deputy member

Bernard Dallé is a General Partner at Index Ventures, which he joined in 1997. His areas of investment focus currently include enterprise infrastructure, applications and services. Bernard serves as a Director for several companies including Pentaho Inc., Oanda Inc., Mobissimo Inc., SecureWave S.A. and FilesX Inc. Prior to joining Index, Bernard worked with McKinsey & Company, Merrill Lynch and Procter & Gamble. He served as a Director of Webfair AG between 2002 and 2006 and VCON Ltd between 2004 and 2005. While with Procter & Gamble, Bernard was responsible for the implementation of financial, accounting and logistics and enterprise resource planning systems. He has a M.Sc. in Electrical Engineering from the Ecole Polytechnique Fédérale de Lausanne and a MBA from Northwestern University's Kellogg School of Management.

At the Annual General Meeting of the Company on May 26, 2006, the Company's shareholders elected Eva Lindqvist as a new member of the Board of Directors. The appointment of Lindqvist will be pursuant to the general meeting's resolution be effective as of 8:00 a.m. (Oslo time) on the first day of listing of the Shares on the OSE. The qualifications of Lindqvist is set forth below:

Eva Lindqvist, Director

Eva Lindqvist is Senior Vice President of Telia Sonera Mobile Business and board member of Schibsted ASA. Her former positions include Ericsson Group between 1981 and 1999, Managing Partner and MD Stockholm office of Sandberg Trygg in 1999. Lindqvist was Senior Vice President and Head of Business Area Telia Equity between 2000 and 2002, and President and Head of business Operation International Carrier Telia between 2002 and 2005. Eva has a MBA from Melbourne University, Australia and a MSc from University of Linköping.

Executive Officers

Sven Kinden Iversen, Vice President of Human Resources & Administration

Sven Kinden Iversen joined Trolltech in August 2005. Sven manages recruitment, organizational and personnel development within Trolltech, as well as having the responsibility for IT and administration. Sven has 20 years of experience within human resources, corporate internal audit and executive search. He is a graduate from the Norwegian Naval Academy. Sven is based out of our Oslo headquarters.

Warwick Allison, Vice President of Engineering, Mobile & Embedded Solutions

Warwick Allison left a university research position to join Trolltech in 1997. In 1999 he founded a Trolltech research and development facility in Brisbane, Australia. Warwick manages the development team in Australia, and serves as a developer as well. Warwick has considerable experience of software research and development. He graduated from the University of Queensland with a First Class B.Sc(Hons) in Computer Science. Warwick is based in our Brisbane office.

Knut Stålen, Chief Financial Officer

Knut Stålen joined Trolltech in January 2001. He is responsible for Trolltech's finances worldwide, and for investor relations. He has worked for a number of companies, including a one year posting to China where he developed the finance and logistic functions for a factory in Ningxia. He graduated from the Norwegian School of Management BI. Knut is based in our Oslo headquarters.

Margaret McLeod, Vice President of Marketing

Margaret joined Trolltech in December 2003 and is responsible for all aspects of Marketing and Public Relations worldwide. Margaret has over 17 years of management experience in the IT industry. She has recently served as Director of Marketing and Customer Operations in UPC Norway, a subsidiary of one of Europe's largest broadband companies. Margaret has a broad background in software development, marketing, sales and channel development. Originally from Scotland, she attended Strathclyde University in Glasgow, Scotland. Margaret is based in our Oslo headquarters.

Tom Hinton, Vice President of Sales, Mobile & Embedded Solutions

Tom joined Trolltech in October 2004 and is responsible for worldwide sales of Trolltech's mobile, consumer electronics and industrial embedded software and platform products. Tom has over 25 years of executive management experience in the technology industry. He is currently the Vice President of Façon Traditionnelle, Inc., and between 2000 and 2002 served as CEO of Foxcom Wireless, an antenna systems company. Prior to that, Tom spent several years leading Motorola's network infrastructure businesses in China and across Asia. Tom has a broad background within the wireless technology business in sales, support and systems engineering, business operations, strategic marketing, and software development, and has extensive international management experience, having lived in Asia and France during much of the past 20 years. He is a graduate of Georgia Tech and Georgia State University. Tom is based in our Palo Alto office.

Benoit Schillings, Chief Technology Officer

Benoit joined Trolltech in October 2005 and serves as Chief Technology Officer responsible for leveraging Trolltech's existing technologies and services in addition to strengthening the company's ability to bring new technologies quickly to market. Benoit was a principal contributor to the launch of Be Incorporated, where he designed, developed and implemented the technically acclaimed BeOS. More recently, he comes to Trolltech from his position as CTO at Openwave Systems where he served as Director between 2000 and 2005 and was responsible for the structure, design and operation of Openwave Phone Suite Version 7. In 2003 he was named Distinguished Engineer for his influential work in the conception of "top to bottom" integrated software for mass-market phones. Benoit graduated from Université Catholique de Louvain in Belgium with a degree in Computer Science. Benoit is based in our Palo Alto office.

Elizabeth Hjul, Vice President of Sales, Tools

Elizabeth Hjul joined Trolltech in January 2004. She is responsible for Trolltech's sales worldwide. Elizabeth has over 16 years of marketing and sales experience in the IT industry. She has previously served as Business Development Manager of IBM Lotus Norway and between 1999 and 2003 served as Country Manager at x.hlp Software Company, a leader in Global Solutions for Knowledge Assurance. Elizabeth has a broad background in international marketing and sales. She is a graduate of Northeastern University in Boston, Massachusetts. Elizabeth is based in our Oslo headquarters.

Karsten Homann, Vice President of Professional Services Organization

Karsten Homann joined Trolltech in January 2006. He is responsible for Trolltech's professional services organization (PSO). Karsten manages all aspects of Trolltech's training, support, engineering integration and consultancy services. Karsten has over ten years of experience in various management positions in the mobile and embedded computing device industry. He comes to Trolltech from his former role as Vice President Next Generation and Vice President Software at Siemens Mobile Devices, where he was also managing the global business of introducing a portfolio of highly innovative products. Karsten holds a Ph.D. in computer science from the University of Karlsruhe, Germany. Karsten works in our Oslo headquarters as well as our offices in Beijing, Palo Alto and Brisbane.

Term of office

Each of the above Board members was appointed in a General Meeting held on May 26, 2006 for a period of two years in accordance with the Norwegian Public Limited Companies Act.

Service Contracts

All employees, including the management, enter into standard employment agreements which do not provide for any special benefits upon termination of employment.

Compensation

For the fiscal year ending December 31, 2005, the aggregate annual compensation paid or payable to members of executive management was NOK 9.1 million. In addition to annual base compensation under Norwegian laws and regulations, some members of our executive management are eligible for grants under our employee stock option plan.

Our directors did not receive any directors' fees for the fiscal year ending December 31, 2005. Our independent directors are only entitled to actual boarding and lodging expenses for attending board and committee meetings. Independent board members Juha Christensen and Tod Nielsen have each been granted 144,000 options effective June 16, 2005 with a three-year graduated vesting schedule. The strike price is US$ 0.15 (as adjusted for the Reverse Share Split described in "Corporate Information and Description of Share Capital").

Compensation of the Co-Chief Executive Officers and other Board Members

We paid our co-CEO (then sole CEO), Mr. Chambe-Eng, NOK 1,015,818 in salary and other short-term employee benefits for the 2005 fiscal year plus NOK 39,179 in pension contributions. In addition, he received a bonus of NOK 100,000. There are no obligations to pay Mr. Chambe-Eng any extraordinary remuneration in the event of termination or change of employment or office.

We paid Mr. Nord, NOK 1,454,854 in salary and other short-term employee benefits for the 2005 fiscal year. In addition, he received a bonus of NOK 161,837. There are no obligations to pay Mr. Nord any extraordinary remuneration in the event of termination or change of employment or office.

Our board members are only compensated through grants made under our stock option plan. There are no obligations to pay members of the board any extraordinary remuneration in the event of termination or removal.

Benefits

For the fiscal year ending December 31, 2005, we contributed NOK 0.4 million to provide pension, retirement or similar benefits to our directors and executive officers.

Options

Set forth below is information concerning options granted to directors and executive officers. As of June 16, 2006, our directors and executive officers as a group (directly and indirectly) were granted options to exercise 828,000 of our shares, representing 1.9% of our share capital (1.74% fully diluted) on the following terms (the strike price and number of options set forth below are adjusted for the Reverse Share Split described in "Corporate Information and Description of Share Capital"):

Name	Exercise Price Per Share	Number of Shares under Option	Expiration Date
Haavard Nord	N.A.	N.A.	N.A.
Eirik Chambe-Eng	N.A.	N.A.	N.A.
Sven Kinden Iversen	US$ 0.15	60,000	50,000 on September 1, 2008; 10,000 on May 1, 2009
Warwick Allison	US$ 0.15	60,000	May 1, 2009
Matthias Ettrich	US$ 0.15	60,000	May 1, 2009
Knut Stålen	US$ 0. 15	60,000	10,000 on April 11, 2007; 50,000 on May 1, 2009
Margaret McLeod	US$ 0.15	60,000	16,668 on February 1, 2007; 43,332 on May 1, 2009
Tom Hinton	US$ 0.15	60,000	50,000 on November 25, 2007; 10,000 on May 1, 2009
Benoit Schillings	N.A.	N.A.	N.A.
Elizabeth Hjul	US$ 0.15	60,000	11,800 on February 14, 2007; 14,600 on October 1, 2008; 33,600 on May 1, 2009
Karsten Homann	US$ 0.15	120,000	February 1, 2009
Neil Rimer	N.A.	N.A.	N.A.
Tore Mengshoel	N.A.	N.A.	N.A.
Juha Christensen	US$ 0.15	144,000	July 16, 2008
Thomas Tod Nielsen	US$ 0.15	144,000	July 16, 2008
Bjørn Stray	N.A.	N.A.	N.A.
Bernard Dallé	N.A.	N.A.	N.A.

Board Practices

Compensation Committee

The Compensation Committee consists of Juha Christensen, Tore Mengshoel and Neil Rimer. The Compensation Committee proposes the remuneration for the co-CEOs of Trolltech and suggests the compensation schemes for senior executives and general compensation levels in the company. The Compensation Committee is authorized to offer share subscription agreements or share purchase agreements to employees, directors and consultants of Trolltech provided they are subsequently approved by the board at the next board meeting.

Corporate Governance

We are currently implementing corporate governance principles based on, and that comply with, the Norwegian Code of Practice for Corporate Governance issued by the Norwegian Corporate Governance Board, last amended in November 2005. When implemented, we will post our corporate governance principles on our website.

Conflicts of Interests

Except as described below, none of the mentioned members of the Company's management or Board of Directors have been subject to any bankruptcy, receivership or liquidation proceedings, nor has any mentioned member of the Company's management or Board of Directors been convicted of any fraudulent offence or been subject to any official public incrimination or sanctions by statutory or regulatory authorities (including designated professional bodies) in acting as founder, director or senior Manager of any company for the last five years, nor has any mentioned member of the Company's management or Board of Directors been disqualified by a court from acting as a member of the management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for the last five years. Mr. Hinton served as Chief Executive Officer of Foxcom Wireless, Ltd. when that company filed for bankruptcy in May 2002, but was not subject to any official incrimination, sanctions or disqualification of the types described above.

To the Company's knowledge, there are currently no actual or potential conflicts of interest between the Company and such individuals, including any family relationships between such persons. Some of the members of the Company's management and Board of Directors are, as described above, directors of, or may have other interests in, companies and businesses that from time to time may have a conflicting interest with the Company. Any such conflicts will be dealt with in the manner prescribed by prescribed by the Norwegian Public Limited Companies Act, the Company's Articles of Association and in accordance with the Company's corporate governance code.

RELATED PARTY TRANSACTIONS

Under Norwegian law, an agreement to acquire assets or services from a shareholder or connected person (*e.g.*, a spouse or significant other, and other family members) of such shareholder, which involves consideration from the company in excess of 1/20th of the Company's share capital at the time of such acquisition is not binding on the company unless the agreement has been approved by the shareholders at a general meeting. Business agreements in the normal course of the company's business containing pricing and other terms and conditions which are normal for such agreements, as well as the purchase of securities at a price which is in accordance with the official quotation, do not require such approval. The following is a description of related party transactions since January 1, 2003:

The owner (100%) of Klarälvdalens Datakonsult AB, Matthias Kalle Dalheimer, owns 18,600 shares in the Company (as adjusted for the Reverse Share Split; see "Corporate Information and Description of Share Capital"). Klarälvdalens Datakonsult AB is one of the Company's largest training partners in terms of revenue. The aggregate value of transactions between the two companies for the period under review amounts to NOK 6.7 million. We pay Klarälvdalens Datakonsult AB to organize and teach courses, and we pay them to perform consultancy at our customers' for which we receive payment from the customer. All agreements are on an arms'-length basis.

The co-owner (50%) of Froglogic GmbH, Harri Porten, owns 4,000 shares of Trolltech (as adjusted for the Reverse Share Split; see "Corporate Information and Description of Share Capital"). For the period under review, Froglogic has purchased *Qt* licenses from the Company under standard commercial license terms at a value of approximately NOK 135,000. On July 1, 2005 Trolltech entered into license swap agreement with Froglogic GmbH whereby the Company may exchange a maximum of six *Qt* licenses for a maximum of eighty Squish licenses. The term of the agreement expires in August 2006.

Then-shareholder Borland Corporation (held 8.2% of the Company's shares) and the Company had an agreement relating to Borland's use of *Qt* under which Borland paid a fixed fee of US$ 20,000 per year. The aggregate value of transactions between the two companies for the period under review amounts to approximately US$ 20,000.

SHAREHOLDERS

The following table provides information relating to ownership of our shares as of June 16, 2006 by (i) each of our directors and executive officers; (ii) all of our directors and executive officers as a group; and (iii) each person or group of affiliated persons who is known by us to own beneficially 1% or more of our shares.

Name	Number of Shares	Number of shares adjusted for reverse share split completed on June 29, 2006	Percentage
Board Members and Management			
Neil Rimer [1]	19,379,292	9,689,646	22.2%
Haavard Nord [2]	14,440,240	7,220,120	16.6%
Eirik Chambe-Eng [3]	14,376,240	7,188,120	16.5%
Tore Mengshoel [4]	10,353,584	5,176,792	11.9%
Warwick William Allison	2,232,000	1,116,000	2.6%
Matthias Frank Ettrich [6]	2,228,572	1,114,286	2.6%
Knut Stålen	148,000	74,000	*
Margaret McLeod	66,664	33,332	*
Elizabeth Hjul	47,200	23,600	*
Tore Mengshoel	1,208	604	*
Board Members and Management as a Group	**67,469,804**	**33,734,902**	**77.4%**
Shareholders			
Index Ventures [1]	19,379,292	9,689,646	22.2%
Haavard Nord [2]	14,440,240	7,220,120	16.6%
Eirik Chambe-Eng [3]	14,376,240	7,188,120	16.5%
Teknoinvest [4]	10,353,584	5,176,792	11.9%
Northzone Ventures [5]	4,187,812	2,093,906	4.8%
Warwick William Allison	2,232,000	1,116,000	2.6%
Matthias Frank Ettrich [6]	2,228,572	1,114,286	2.6%
Paul Olav Tvete	4,680,000	2,340,000	5.4%
Stiftelsen Trolltech Foundation [7]	3,895,000	1,947,500	4.5%
Orkla ASA	3,285,644	1,642,822	3.8%
Eirik Aavitsland	2,028,572	1,014,286	2.3%
Suetelane Lourdes Paludo	1,300,908	650,454	1.5%
Knut Stålen	148,000	74,000	*
Margaret McLeod	66,664	33,332	*
Elizabeth Hjul	47,200	23,600	*
Tore Mengshoel	1,208	604	*
Others with shares less than 1%	4,463,392	2,231,696	5.1%
Total	**87,114,328**	**43,557,164**	**100.0%**

[1] Neil Rimer represents Index Ventures on the board of directors. Index Ventures includes Index Ventures II (Delaware) L.P., Index Ventures Associates, Index Ventures II (Jersey) L.P., Index Ventures II GmbH & Co. KG, Index Ventures II Parallel Entrepreneur Fund (Jersey-A) L.P., Index Ventures II Parallel Entrepreneur Fund (Jersey-B) L.P. and Index Ventures Management SA.

[2] In addition, close associates of Haavard Nord hold 808,000 shares (404,000 shares after 1:2 reverse share split) in Trolltech ASA.

[3] Eirik Chambe-Eng indirectly owns these shares through Vuonislahti Invest AS. In addition, family members of Eirik Chambe-Eng hold 720,000 shares (360,000 shares after 1:2 reverse share split) in Trolltech ASA.

[4] Tore Mengshoel represents Teknoinvest on the board of directors. Teknoinvest includes Teknoinvest VIII KS, KS Teknoinvest VI, Eiken Invest 2000 AS, and, as at the date hereof and up to the completion of the Global Offering, Gezina AS, Glastad Holdings Ltd and AS Selvaag Invest.

[5] Bjørn Stray represents Northzone on the board of directors. Northzone includes Northzone III AS, Northzone Ventures III AS and Venture Partner Multimedia III (Delaware) L.P.

[6] Employee representative.

[7] Stiftelsen Trolltech Foundation ,reg.no 982 814 480, address Tordenskioldsgate 11 c/o Adv.fa Hersløv Bull & Co DA 0125 Oslo, is a charitable foundation set up by the first 8 shareholders and employees of Trolltech.

* Holds less than 1%

As of the date of this prospectus, our major shareholders do not have voting rights different from those of other holders of our shares.

CORPORATE INFORMATION AND DESCRIPTION OF SHARE CAPITAL

The following is a summary of certain corporate information and other material information relating to the Company, our shares and share capital, including summaries of certain provisions of our Articles of Association and applicable Norwegian law in effect as of the date of this prospectus, including the Norwegian Public Limited Companies Act. The summary does not purport to be complete and is qualified in its entirety by our Articles of Association and Norwegian law.

Company Details

Our registered name is Trolltech ASA. We are a public limited liability company organized under the laws of Norway with our registered office in Oslo, Norway. The Company was incorporated on March 4, 1994. The Company's registration number in the Norwegian Register of Business Enterprises is 970 974 792, and the Shares are registered in the Norwegian Central Securities Depository (known as "*Verdipapirsentralen*" or "*VPS*") under ISIN 0010317647. Our VPS account manager is Nordea Bank Norge ASA, address Middelthunsgate 17, 0368 Oslo, Norway. We do not have a Corporate Assembly, and our employees are currently not represented on the Board of Directors. Our registered office is located at Sandakerveien 116, 0484 Oslo, Norway, and our main phone number at that address is + 47 21 60 48 00. Our web-site can be found at www.trolltech.com.

As a public limited liability company, none of our shareholders will have personal liability for the Company's obligations under Norwegian law. However, anyone who is responsible for a decision relating to a distribution from the Company that is in violation of Norwegian law, or for implementing such decision, and was aware or should have been aware of such violation is liable for the return to the Company of the funds distributed, or the loss incurred by the Company.

Legal Structure

Trolltech ASA has two wholly owned subsidiaries, Trolltech Inc. incorporated in the United States, and Trolltech Pty Limited, incorporated in Australia. Trolltech also has a representation (branch) office in Beijing, China. We currently plan to open two offices in Germany in 2006, which will be located in Berlin and Munich.

Stock Exchange Listing

The OSE approved our listing application on June 22, 2006, and we currently expect trading in the Company's Shares on the OSE to begin on an "if issued" basis on or around July 5, 2006, and on an ordinary basis on or around July 7, 2006. The Company has not applied for listing on any other stock exchange or regulated market.

Share Capital

The Company's share capital of NOK 1,744,161.12 is divided into 43,604,028 Shares, each with a nominal value of NOK 0.04. All the Shares have been validly issued, and fully paid.

Following the Global Offering, the share capital of the Company will be NOK 2,044,161.12 (not including over-allotment) divided into 51,141,528 Shares with a nominal value of NOK 0.04 each.

Below is a description of the history of the Company's share capital:

01 June 2006	NOK	1,744,161.12
22 May 2006:	NOK	218,020.14
13 May 2006:	NOK	217,735.82
27 March 2006:	NOK	217,160.50
09 February 2006:	NOK	216,986.18
22 November 2005:	NOK	216,653.19
17 March 2005:	NOK	216,543.19
17 January 2005:	NOK	193,858.75
13 November 2004:	NOK	193,743.43
14 August 2004:	NOK	193,721.43
10 June 2004:	NOK	193,567.43
30 March 2004:	NOK	193,096.45
24 February 2004:	NOK	193,067.12
13 September 2003:	NOK	192,993.12
16 August 2003:	NOK	192,973.12
26 May 2003:	NOK	192,879.80
04 December 2002:	NOK	192,806.48
20 September 2000:	NOK	192,794.00
21 June 2000:	NOK	163,634.00
16 March 2000:	NOK	75,570.00
15 March 2000:	NOK	72,790.00
03 February 2000:	NOK	71,590.00
04 March 1994:	NOK	70,000.00

The number of Shares issued as of January 1, 2005 was 19,374,343. The number of Shares as of December 31, 2005, was 21,665,319.

Authorizations to increase the share capital

On June 15, 2006, an Extraordinary General Meeting of the Company's shareholders resolved to grant the Board of Directors with three authorizations to increase the Company's share capital. One authorization may be used in connection with the initial public offering of the Company's shares, including over allotment, but is not limited to such use. The second authorization may be used for general purposes, but will not take effect until the capital increase following the IPO is registered in the Norwegian Register of Business Enterprises. The third authorization may only be used for issuance of shares to the Company's employees and directors in relation to option and incentive programs. The three authorizations are for share capital increases of up to NOK 600,000, NOK 200,000 and NOK 148,753.44, respectively.

The Board may deviate from shareholders' preemptive rights when issuing new Shares pursuant to these authorizations. The authorizations are valid until 30 June 2007.

Board of Directors

The Company's Articles of Association provide that its Board of Directors shall be composed of a minimum of five and a maximum of eight directors.

Option plan

From February 22, 2001, we have had an option scheme for employees, consultants and directors. The total option pool, as approved by the Extraordinary General Meeting on June 15, 2006, is 3,718,836 (as adjusted for the Reverse Share Split). Options are subject to a three year graduated vesting schedule. All option agreements terminate when the employee, director or consultant leaves the company. The options also terminate after 37 months if they are not exercised by the option holder. Each option, when vested, gives right to subscribe for one Share in the Company.

As of the date hereof, 2,051,608 vested and unvested options have been issued and are outstanding. None of these options have been exercised, 1,667,228 options remain in the pool (numbers adjusted for the Reverse Share Split).

Other Financial Instruments

There are no other outstanding options, warrants, convertible loans or other instruments that would entitle the holder of any such securities to require that the Company issue any of its Shares.

Objectives of the Company

Article 2 of the Company's Articles of Association states that the objectives of the Company are to develop and sell software products and offer consultancy services related to software development and information technology in general.

Shareholders' Rights

Under Norwegian law, all shares are to provide equal rights in a company. However, Norwegian law permits a company's articles of association to provide for different types of shares (*e.g.*, several classes of shares). In such case, a company's articles of association must specify the different rights, preferences and privileges of the classes of shares and the total par value of each class of shares. After the Global Offering and upon the first day of listing of the Company's Shares on OSE, the Company's Articles of Association will provide for a single class of shares with equal rights.

Shareholders' Agreement

The shareholders' agreements currently in force between the Company's shareholders and the Company provide that certain major shareholders have the right to appoint members to the Board of Directors. However, these agreements automatically terminate upon listing of the Company's Shares.

Limitations on the Right to Own and Transfer Shares

Removal of the Company's Articles of Associations current provision restricting the transferability of Shares was resolved removed at the Annual General Meeting on May 26, 2006, and will automatically take effect at 8:00 a.m. (Oslo time) on the first day of listing of the Shares on OSE. At this time, the Company's Articles of Association (nor applicable law or concession requirements), will not impose restrictions on the ownership or transferability of the Shares, and there will be no restrictions affecting the right of Norwegian or non-Norwegian residents or citizens to own the Company's Shares.

Change of Control

The Company has no anti-takeover provisions in its charter, however, Trolltech has given the KDE Free *Qt* Foundation the right to relicense Trolltech's X11 version of *Qt* under a BSD license if Trolltech were to abandon or change its open-source licensing of the product. If *Qt*/X11 were to be relicensed by the KDE Free *Qt* Foundation, it would, for all practical purposes, become public domain software.

General Meetings

Under Norwegian law, a company's shareholders are to exercise supreme authority in the company through the general meeting.

A shareholder may attend the general meeting either in person or by proxy. Although Norwegian law does not currently require the Company to send proxy forms to its shareholders for general meetings, the Company plans to include a proxy form with notices of general meetings.

In accordance with Norwegian law, the annual general meeting of the Company's shareholders is required to be held each year on or prior to June 30. The following business must be transacted and decided at the annual general meeting:

- approval of the annual accounts and annual report, including the distribution of any dividend; and
- any other business to be transacted at the general meeting by law or in accordance with the Company's Articles of Association.

Norwegian law requires that written notice of general meetings be sent to all shareholders whose addresses are known at least two weeks prior to the date of the meeting, unless a company's articles of association stipulate a longer period. The Company's Articles of Association do not include any provision on this subject. A shareholder is entitled to have an issue discussed at a general meeting if such shareholder provides the Board of Directors with notice of the issue so that it can be included in the written notice of the general meeting.

In addition to the annual general meeting, extraordinary general meetings of shareholders may be held if deemed necessary by the Company's Board of Directors. An extraordinary general meeting must also be convened for the consideration of specific matters at the written request of the Company's auditors or shareholders representing a total of at least 5% of the share capital.

Voting Rights

Subject to the terms of a company's articles of association to the contrary, Norwegian law provides that each outstanding share shall represent a right to one vote. All of the Company's Shares have an equal right to vote at general meetings. No voting rights can be exercised with respect to treasury shares held by a company.

In general, decisions that shareholders are entitled to make under Norwegian law or the Company's Articles of Association may be made by a simple majority of the votes cast. In the case of elections, the persons who obtain the most votes cast are elected. However, certain decisions, including but not limited to resolutions to:

- authorize an increase or reduction in the Company's share capital;
- waive preferential rights in connection with any share issue;
- approve a merger or demerger; and
- amend the Company's Articles of Association,

must receive the approval of at least two-thirds of the aggregate number of votes cast at the general meeting at which any such action is before the shareholders for approval, as well as at least two-thirds of the share capital represented at the meeting. There are no quorum requirements for general meetings.

In general, in order to be entitled to vote, a shareholder must be registered as the owner of shares in the share register kept by the Norwegian Central Securities Depository, referred to as the VPS (described above), or, alternatively, report and show evidence of the shareholder's share acquisition to the Company prior to the general meeting. Under Norwegian law, a beneficial owner of Shares registered through a VPS-registered nominee is not able to vote the beneficial owner's Shares unless ownership is re-registered in the name of the beneficial owner prior to the relevant general meeting.

Amendments to the Company's Articles of Association, including Variation of Rights

The affirmative vote of two-thirds of the votes cast at a general meeting as well as at least two-thirds of the share capital represented at the meeting is required to amend the Company's Articles of Association. Certain types of changes in the rights of the Company's shareholders require the consent of all shareholders or 90% of the votes cast at a general meeting, see "Securities Trading in Norway—Voting Rights."

Additional Issuances and Preferential Rights

If the Company issues any new Shares, including bonus share issues (involving the issuance of new Shares by a transfer from the Company's share premium reserve or distributable equity to the share capital), the Company's Articles of Association must be amended, which requires a two-thirds majority of the votes cast at a general meeting of shareholders. In connection with an increase in the Company's share capital by a subscription for Shares against cash contributions, Norwegian law provides the Company's shareholders with a preferential right to subscribe to the new Shares on a *pro rata* basis in accordance with their then-current shareholdings in the Company.

The preferential rights to subscribe to an issue may be waived by a resolution in a general meeting passed by a two-thirds majority of the votes cast at a general meeting of shareholders required to approve amendments to the Company's Articles of Association.

The general meeting may, with a vote as described above, authorize the Board of Directors to issue new Shares. Such authorization may be effective for a maximum of two years, and the par value of the Shares to be issued may not exceed 50% of the nominal share capital as at the time the authorization was granted. The preferential right to subscribe for shares in consideration against cash may be set aside by the Board of Directors only if the authorization includes such possibility for the Board of Directors.

To issue shares to holders of the Company's Shares who are citizens or residents of the United States upon the exercise of preferential rights, the Company may be required to file a registration statement in the United States under U.S. securities laws. If the Company decides not to file a registration statement, these holders may not be able to exercise their preferential rights.

Under Norwegian law, bonus shares may be issued, subject to shareholder approval and provided, amongst other requirements, the company does not have an uncovered loss from a previous accounting year, by transfer from the Company's distributable equity or from the Company's share premium reserve. Any bonus issues may be effected either by issuing Shares or by increasing the par value of the shares outstanding. If the increase in share capital is to take place by new shares being issued, these new Shares must be allotted to the shareholders of the company in proportion to their current shareholdings in the company.

Minority Rights

Norwegian law contains a number of protections for minority shareholders against oppression by the majority, including but not limited to those described in this and preceding paragraphs. Any shareholder may petition the courts to have a decision of the Company's Board of Directors or general meeting declared invalid on the grounds that it unreasonably favors certain shareholders or third parties to the detriment of other shareholders or the Company itself. In certain grave circumstances, shareholders may require the courts to dissolve the Company as a result of such decisions. Shareholders holding in the aggregate 5% or more of the Company's share capital have a right to demand that the Company holds an extraordinary general meeting to discuss or resolve specific matters. In addition, any shareholder may demand that the Company places an item on the agenda for any general meeting if the Company is notified in time for such item to be included in the notice of the meeting.

Transfers and Other Changes in Ownership of the Company's Securities by Directors and Officers

Under Norwegian law, the individual members of the Company's Board of Directors, the Chief Executive Officer, and other key employees and the Company's auditor must immediately notify the Board of Directors of both their own and their personal connected persons' sale or acquisition of the Company's Shares or other securities. Such sale or acquisition must also be reported to the OSE, which will promptly publish the notice through its information system.

Rights of Redemption and Repurchase of Shares

The Company has not issued redeemable Shares (*i.e.*, Shares redeemable without the shareholder's consent). The Company's share capital may be reduced by reducing the par value of the Shares. Such a decision requires the approval of two-thirds of the votes cast at a general meeting. Redemption of individual Shares requires the consent of the holders of the Shares to be redeemed.

A Norwegian company may purchase its own shares if an authorization for the board of directors of the company to do so has been given by the shareholders at a general meeting with the approval of at least two-thirds of the aggregate number of votes cast at the meeting. The aggregate par value of treasury shares so acquired and held by the company is not permitted to exceed 10% of the company's share capital, and treasury shares may only be acquired if the company's distributable equity, according to the latest adopted balance sheet, exceeds the consideration to be paid for the shares. The authorization by the shareholders at the general meeting cannot be given for a period exceeding 18 months. At the date of this prospectus, the Company does not have any treasury Shares.

Shareholder Vote on Certain Reorganizations

A decision to merge with another company or to demerge requires a resolution of the Company's shareholders at a general meeting passed by two-thirds of the aggregate votes cast, as well as two-thirds of the aggregate share capital represented, at the general meeting. A merger plan or demerger plan signed by the Company's Board of Directors along with certain other required documentation, would have to be sent to all shareholders at least one month prior to the shareholders' meeting.

Co-Chief Executive Officers

Article 8 of the Company's Articles of Association states that the Company's Board of Directors may decide that the Company shall have more than one chief executive officer, and that such co-chief executive officers in such case shall not have to act jointly in order to exercise their authorities.

Liability of Directors and Officers

The Company's Board of Directors and the co-Chief Executive Officers owe a fiduciary duty to the Company and its shareholders. Such fiduciary duty requires that the Board members and the co-Chief Executive Officers act in the Company's best interests when exercising their functions and exercise a general duty of loyalty and care towards the Company. Their principal task is to safeguard the interests of the Company.

Members of the Company's Board of Directors and the co-Chief Executive Officers may each be held liable for any damage they negligently or willfully cause the Company. Norwegian law permits the general meeting to exempt any such person from liability, but the exemption is not binding if substantially correct and complete information was not provided at the general meeting when the decision was taken. If a resolution to grant such exemption from liability or not to pursue claims against such a person has been passed by a general meeting with a smaller majority than that required to amend the Company's Articles of Association, shareholders representing more than 10% of the share capital or, if there are more than 100 shareholders, more than 10% of the shareholders may pursue the claim on the Company's behalf and in its name. The cost of any such action is not the Company's responsibility, but can be recovered from any proceeds the Company receives as a result of the action. If the decision to grant an exemption from liability or not to pursue claims is made by such a majority as is necessary to amend the Articles of Association, or if a settlement has been reached, the minority shareholders cannot pursue the claim in the Company's name. A resolution by the general meeting to exempt the directors from liability does not protect the directors from a claim or a lawsuit filed by a third-party other than a shareholder, for example a creditor.

Indemnification of Directors and Officers

Neither Norwegian law nor the Company's Articles of Association contain any provision concerning indemnification by the Company of the Company's Board of Directors. The Company is permitted to purchase, and has purchased, insurance to cover the members of its Board of Directors against certain liabilities that they may incur in their capacity as such.

Distribution of Assets on Liquidation

Under Norwegian law, a company may be wound-up by a resolution of the company's shareholders in a general meeting passed by the same vote as required with respect to amendments to the articles of association. The shares rank equally in the event of a return on capital by the company upon a winding-up or otherwise.

EXCHANGE CONTROLS

Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval except for the physical transfer of payments in currency, which is restricted to licensed banks. This means that non-Norwegian resident shareholders may receive dividend payments without a Norwegian exchange control consent as long as the payment is made through a licensed bank.

SECURITIES TRADING IN NORWAY

Prior to this offering, our shares have not been listed or traded on any public stock market.

Introduction

The OSE was established in 1819 and is the principal market in which shares, bonds and other financial instruments are traded in Norway. The OSE is incorporated as a public limited company. As of December 31, 2005, the total capitalization of companies listed on the OSE amounted to approximately NOK 1,403 billion. Shareholdings of non-Norwegian companies as a percentage of total market capitalization on 31 December 2005 amounted to approximately 7.8%. The OSE is a part of the NOREX Alliance, whose other members are the Copenhagen Stock Exchange, the Stockholm Stock Exchange and the Iceland Stock Exchange.

Trading and Settlement

Trading on the NOREX exchanges is carried out in the electronic trading system SAXESS. OM Technology, a part of OM AB that owns the OM Stockholm Exchange, has developed SAXESS. This trading system is in use by all members of the NOREX Alliance, and allows brokers to operate on all such exchanges of which they are members through a single trading system. For the time being, clearing of all trades, however, takes place through different systems for trades effected on the different exchanges.
Official trading takes place between 9:00 a.m. and 4:30 p.m. (Oslo time) each trading day. Orders may be placed in the system beginning at 8:15 a.m. (Oslo time).

The settlement period for trading on the OSE is three days (T+3).

The ability of brokerage houses to trade for their own account is restricted to trading that occurs as an integral part of either investment services or general capital management. Trading by individual employees is also restricted.

Investment services may only be provided by Norwegian brokerage houses holding a license under the Securities Trading Act, branches of brokerage houses from an EEA-state or brokerage houses from outside the EEA that have been licensed to operate in Norway. EEA-state brokerage houses may also conduct cross-border investment services in Norway.

It is possible for brokerage houses to undertake market-making activities in listed Norwegian shares if they have a license to do so under the Securities Trading Act, or in the case of EEA-state brokerage houses, a license to carry out market making activities in their home jurisdiction. Such market-making activities will be governed by the regulations of the Securities Trading Act covering brokers' trading for own account. Such market-making activity, however, does not as such require notification to the Financial Supervisory Authority of Norway (Kredittilsynet) ("FSAN") or the OSE except for the general obligation on brokerage houses that are members of the OSE to report all trades in stock exchange listed securities.

Information, Control and Surveillance

Under Norwegian law, the OSE is required to perform a number of surveillance and control functions. The Surveillance and Corporate Control unit of the OSE monitors all market activity on a continuous basis and is responsible for the dissemination of information from listed companies to the market. Market surveillance systems are largely automated, promptly warning department personnel of abnormal market developments.

The OSE controls the issuance of securities in both the equity and bond markets in Norway. The OSE evaluates whether the issuance documentation contains the required information and whether it would otherwise be illegal to carry out the issuance.

Each listed company must deliver to the OSE copies of all reports and communications sent to its shareholders. Each company must also promptly, unless there are valid reasons for postponement, release to the OSE any other precise information about the financial instruments, the company or other matters which are suited to influence the price of the financial instruments or related financial instruments noticeably, and which are not publicly available or commonly known in the market. The OSE may levy fines on companies that violate such requirements.

The VPS and Transfer of Shares

The VPS is the Norwegian paperless centralized securities registry. It is a computerized bookkeeping system in which the ownership of, and all transactions relating to, Norwegian listed shares must be recorded. The Company's share register is operated through the VPS. All transactions relating to securities registered with the VPS are made through computerized book entries. The VPS confirms each entry by sending a transcript to the registered shareholder irrespective of any beneficial ownership. To effect such entries, the individual shareholder must establish a share account with a Norwegian account agent. Norwegian banks, the Bank of Norway, authorized securities brokers in Norway and Norwegian branches of credit institutions established within the EEA are allowed to act as account agents.

The entry of a transaction in the VPS is prima facie evidence in determining the legal rights of parties as against the issuing company or a third-party claiming an interest in the given security.

The VPS is strictly liable for any loss resulting from an error in connection with registering, altering or canceling a right, except in the event of contributory negligence, in which event compensation owed by the VPS may be reduced or withdrawn.

A transferee or assignee of shares may not exercise the rights of a shareholder with respect to such shares unless such transferee or assignee has registered such shareholding or has reported and shown evidence of such share acquisition, and the acquisition of shares is not prevented by law, the Articles of Association or otherwise.

Share Register

Under Norwegian law shares are registered in the name of the owner of the shares. As a general rule, there are no arrangements for nominee registration. However, shares may be registered in the VPS by a fund manager (bank or other nominee) approved by the Norwegian Ministry of Finance, as the nominee of foreign shareholders. An approved and registered nominee has a duty to provide information on demand about beneficial shareholders to the company and to the Norwegian authorities. In the case of registration by nominees, registration with the VPS must show that the registered owner is a nominee. A registered nominee has the right to receive dividends and other distributions but cannot vote at general meetings on behalf of the beneficial owners. Beneficial owners must register with the VPS or provide other sufficient proof of their ownership to the shares in order to vote at general meetings.

Foreign Investment in Norwegian Shares

Foreign investors may trade shares listed on the OSE through any broker that is a member of the OSE, whether Norwegian or foreign.

Disclosure Obligations

A person, entity or group acting in concert that acquires shares, options for shares or other rights to shares resulting in its beneficial ownership, directly or indirectly, in the aggregate meeting or exceeding the respective thresholds of 1/20, 1/10, 1/5, 1/3, 1/2, 2/3 or 9/10 of the share capital or the voting rights in the Company has an obligation under Norwegian law to notify the OSE immediately. The same applies to disposal of shares (but not options or other rights to shares) resulting in a beneficial ownership, directly or indirectly, in the aggregate meeting or falling below said thresholds.

Insider Trading

According to Norwegian law subscription for, purchase, sale or exchange of shares which are quoted, or incitement to such dispositions, must not be undertaken by anyone who has precise information about the financial instruments, the company or other matters which are suited to influence the price of the financial instruments or related financial instruments noticeably, and which are not publicly available or commonly known in the market. The same applies to entry into, purchase, sale or exchange of option or futures/forward contracts or equivalent rights connected with such shares or incitement to such disposition.

Mandatory Offer Requirement

Norwegian law requires any person, entity or group acting in concert that acquires more than 40% of the voting rights of a Norwegian company listed on the OSE to make an unconditional general offer for the purchase of the remaining shares in the company. The offer is subject to approval by the OSE before submission of the offer to the shareholders. The Offer Price per share must be at least as high as the highest price paid or agreed by the offeror in the six-month period prior to the date the 40% threshold was exceeded, but equal to the market price if the market price was higher when the 40% threshold was exceeded. In the event that the acquirer thereafter, but prior to the expiration of the bid period acquires, or agrees to acquire, additional shares at a higher price, the acquirer is obliged to restate its bid at that higher price. A mandatory offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered. A shareholder who fails to make the required offer must within four weeks dispose of sufficient shares so that the obligation ceases to apply (*i.e.*, to reduce the ownership to a level below 40%). Otherwise, the OSE may cause the shares exceeding the 40% limit to be sold by public auction as long as the mandatory bid requirement remains in force. A shareholder who fails to make such bid cannot, vote for shares on the company's shareholders meetings or exercise any rights of share ownership unless a majority of the remaining shareholders approve. The shareholder can, however, exercise the right to dividends and preferential rights in the event of a share capital increase. The OSE may impose a daily fine upon a shareholder who fails to make the required offer.

A shareholder or consolidated group that owns shares representing more than 40% of the votes in a listed company, and that has not made an offer for the purchase of the remaining shares in the company in accordance with the provisions concerning mandatory offers (*e.g.*, due to available exemptions), is obliged, in general, to make a mandatory offer in the case of each subsequent acquisition. However, there are exceptions to this rule, including for a shareholder or a consolidated group that, upon admission of the company to listing on a stock exchange, owns more than 40% of the shares in the company.

Compulsory Acquisition

If a shareholder, directly or via subsidiaries, acquires shares representing more than 90% of the total number of issued shares as well as more than 90% of the total voting rights attached to such shares, then such majority shareholder would have the right (and each remaining minority shareholder of the Company would have the right to require such majority shareholder) to effect a compulsory acquisition for cash of any shares not already owned by such majority shareholder. Such compulsory acquisition would imply that the majority shareholder has become the owner of the thus acquired shares with immediate effect. Upon effecting the compulsory acquisition the majority shareholder would have to offer the minority shareholders a specific price per share, the determination of which price would be at the discretion of the majority shareholder. Should any minority shareholder not accept the offered price, such minority shareholder may, within a specified deadline of not less than two months' duration, request that the price be set by the Norwegian courts. Absent such request or other objection to the price being offered, the minority shareholders would be deemed to have accepted the offered price after the expiry of the two months deadline. The cost of such court procedure would, as a general rule, be for the account of the majority shareholder, and the courts would have full discretion in respect of the valuation of the shares as per the effectuation of the compulsory acquisition.

Voting Rights

As a general rule, resolutions that shareholders are entitled to make pursuant to Norwegian law or the Company's Articles of Association require approval by a simple majority of the votes cast. In the case of election of directors to the board of directors, the persons who obtain the most votes cast are deemed elected to fill the positions up for election. However, as required under Norwegian law, certain decisions, including resolutions to waive preferential rights in connection with any share issue, to approve a merger or demerger, to amend the Company's Articles of Association, to authorize an increase or reduction in the share capital, to authorize an issuance of convertible loans or warrants or to authorize the Board of Directors to purchase the Company's Shares or to dissolve the Company, must receive the approval of at least two-thirds of the aggregate number of votes cast as well as at least two-thirds of the share capital represented at a shareholders' meeting. Norwegian law further requires that certain decisions, which have the effect of substantially altering the rights and preferences of any shares or class of shares receive the approval of the holders of such shares or class of shares as well as the majority required for amendments to the Company's Articles of Association. Decisions that (i) would reduce any shareholder's right in respect of dividend payments or other rights to the assets of the Company or (ii) restrict the transferability of the shares require a majority vote of at least 90% of the share capital represented at the general meeting in question as well as the majority required for amendments to the Company's Articles of Association. Certain types of changes in the rights of shareholders require the consent of all shareholders affected thereby as well as the majority required for amendments to the Company's Articles of Association.

In general, in order to be entitled to vote, a shareholder must be registered as the beneficial owner of shares in the share register kept by the VPS. Beneficial owners of shares that are registered in the name of a nominee are generally not entitled to vote under Norwegian law, nor are any persons who are designated in the register as holding such shares as nominees.

Readers should note that there are varying opinions as to the interpretation of Norwegian law in respect of the right to vote nominee-registered shares. For example, the OSE has in a statement on November 21, 2003 held that in its opinion "nominee-shareholders" may vote in general meetings if they actually prove their shareholding prior to the general meeting.

Restriction on Ownership of Shares

The Articles of Association of the Company contain no provisions restricting foreign ownership of shares. There are no limitations under Norwegian law on the rights of non-residents or foreign owners to hold or vote the shares.

Additional Issuances and Preferential Rights

All issuances of shares by the Company, including bonus issues, require an amendment to the Articles of Association, which requires the same vote as other amendments to the Articles of Association (*i.e.*, support by at least two-thirds of the votes cast). Furthermore, under Norwegian law, the Company's shareholders have a preferential right to subscribe for issues of new shares by Trolltech. The preferential rights to subscribe in an issue may be waived by a resolution in a general meeting by the same vote required to approve amendments to the Articles of Association. A waiver of the shareholders' preferential rights in respect of bonus issues requires the approval of all outstanding shares, irrespective of class.

Under Norwegian law, bonus issues may be distributed, subject to shareholder approval, by transfer from the Company's free equity or from its share premium reserve. Such bonus issues may be effected either by issuing shares or by increasing the par value of the shares outstanding.

To issue shares to holders who are citizens or residents of the United States upon the exercise of preferential rights, the Company may be required to file a registration statement in the United States under United States securities laws. If the Company decides not to file a registration statement, such holders may not be able to exercise their preferential rights and in such event would be required to sell such rights to eligible Norwegian persons or other eligible non-U.S. holders to realize the value of such rights.

TAXATION

Norwegian Taxation

The following summary of the consequences of Norwegian taxation is based on the rules and regulations applicable at the date of the prospectus. The statements are therefore subject to any changes in law occurring after such date. Such changes could be made on a retrospective basis. The summary is only meant to provide general guidelines and does not deal with all aspects that could be important for potential investors. Furthermore, the summary only focuses on the shareholder categories explicitly mentioned below (personal shareholders and limited liability companies). You are encouraged to consult your own tax advisors in order to assess specific taxation consequences associated with investment in Trolltech and how taxation issues might possibly apply locally and abroad, or what the implications involved are, as well as possible changes in applicable taxation.

Taxation of dividends

Personal shareholders

Dividends distributed to shareholders who are individuals resident in Norway for tax purposes ("Norwegian personal shareholders") are taxable as general income for such shareholders at a rate of 28%. However, Norwegian personal shareholders are entitled to deduct a calculated allowance when calculating their taxable dividend income. The allowance is calculated on a share-by-share basis, and the allowance for each share is equal to the cost price of the share (including accumulated RISK-adjustments in the ownership period, RISK is the Norwegian abbreviation for the variation of the company's retained earnings after tax during the ownership of the shareholder) multiplied by a risk free interest rate. Any part of the calculated allowance one year exceeding the dividend distributed on the share is added to the cost price of the share and included in the basis for calculating the allowance the following year.

Corporate shareholders (Limited liability companies)

Dividends distributed to shareholders who are limited liability companies resident in Norway for tax purposes ("Norwegian corporate shareholders") are not taxable for such shareholders.

Shares owned through partnerships

Partnerships are as a general rule transparent for Norwegian tax purposes. Taxation occurs at partner level, and each partner is taxed on a current basis for its proportional share of the net income generated by the partnership at a rate of 28%, regardless of whether such income is distributed to the partners or not. However, shareholders resident in Norway for tax purposes owning shares through a partnership is not taxed on a current basis for their proportional share of dividends received by the partnership. For partners who are Norwegian personal shareholders taxation occurs when the dividends received are distributed from the partnership to such partners. Such distributions will be taxed as general income at a rate of 28%. The Norwegian personal shareholders will be entitled to deduct a calculated allowance when calculating their taxable income, see "—Personal shareholders" above. Norwegian corporate shareholders holding shares through a partnership will be exempt from taxation of their proportional part of dividends received by the partnership.

Taxation on realization of Shares

Personal shareholders

Sale or other disposal of shares is considered a realization for Norwegian tax purposes. A capital gain or loss generated by a Norwegian personal shareholder through a disposal of shares is taxable or tax deductible in Norway. Such capital gain or loss is included in or deducted from the basis for computation of general income in the year of disposal. The general income is taxable at a rate of 28%. The gain is subject to tax and the loss is tax deductible irrespective of the duration of the ownership and the number of shares disposed of.

The taxable gain or loss is equal to the sales price less the cost price of the share (including RISK-adjustments per January 1, 2006). From this capital gain, Norwegian personal shareholders are entitled to deduct a calculated allowance. The allowance for each share is equal to the total of allowance amounts calculated for the share for previous years (see "—Taxation of dividends" above) less dividends distributed on this share. The calculated allowance may only be deducted in order to reduce a taxable gain calculated upon the realization of the share, and may not be deducted in order to produce or increase a loss for tax purposes.

If the shareholder owns shares acquired at different points in time, the shares that were acquired first will be regarded as the first to be disposed of, on a first-in first-out basis.

With effect from January 1, 2006, new regulations were introduced whereby a Norwegian shareholder moving abroad and who consequently ceases to be resident in Norway for tax purposes, will be deemed taxable in Norway for any potential gain related to the Shares held at the time the tax residency ceased, as if the Shares were sold or otherwise disposed of at this time. Gains of NOK 200,000 or less are not taxable. If the person moves to a jurisdiction within the EEA, potential losses related to Shares held at the time tax residency ceases will be tax deducible. Taxation (loss deduction) will occur at the time the shares are actually sold or otherwise disposed of. If the Shares are not disposed of within five years after the shareholder ceased to be resident in Norway for tax purposes, the tax liability calculated under these provisions will not apply.

Corporate shareholders (Limited Liability Companies)

Norwegian corporate shareholders are not taxable in Norway on capital gains related to realization of shares, and losses related to such realization are not tax deductible.

Shares owned through partnerships

Partnerships are transparent for Norwegian tax purposes. The taxation occurs at partner level, and each partner is taxed on a current basis for its proportional share of the net income generated by the partnership at a rate of 28%, regardless of whether such income is distributed to the partners or not.

Personal shareholders resident in Norway for tax purposes owning shares through a partnership are thus taxed for their proportional share of capital gains generated by the partnership through realization of shares in accordance with the regulations set out in the section "Personal shareholders" above. In addition, taxation will occur for Norwegian personal shareholders when such capital gains are distributed from the partnership to the Norwegian personal shareholder. Such distributions will be taxed as general income at a rate of 28%. The Norwegian personal shareholders will be entitled to deduct a calculated allowance when calculating their taxable income, see "—Personal shareholders" above.

Norwegian corporate shareholders owning shares through a partnership are not taxed for their proportional share of such capital gains generated by the partnership, see "—Corporate Shareholders (Limited Liability Companies)" above. A distribution from the partnership to such partners does not give rise to any additional taxation of the partners.

Net wealth tax

The value of shares is included in the basis for the computation of wealth tax imposed on Norwegian personal shareholders. Norwegian corporate shareholders are not subject to wealth tax. Currently, the marginal wealth tax rate is 1.1% of the value assessed. The value for assessment purposes for shares listed on the Main List and the SMB List of the OSE is 80% of the listed value as of January 1 in the assessment year.

Non-resident shareholders

This section summarizes Norwegian tax rules relevant to shareholders who are not resident in Norway for tax purposes ("Non-resident shareholders"). Non-resident shareholders' tax liabilities in their home country or other countries will depend on applicable tax rules in the relevant country.

Taxation of dividends

Dividends distributed to shareholders who are individuals not resident in Norway for tax purposes ("Non-resident personal shareholders"), are as a general rule subject to withholding tax at a rate of 25%. The withholding tax rate of 25% is normally reduced through tax treaties between Norway and the country in which the shareholder is resident. The company distributing the dividends is responsible for the withholding tax.

Non-resident personal shareholders resident within the EEA are liable to withholding tax, but entitled to apply for a partial refund of the withholding tax. The refund equals the calculated allowance granted to Norwegian personal shareholders, see "—Personal shareholders" above.

Dividends distributed to shareholders who are limited liability companies not resident in Norway for tax purposes ("Non-resident corporate shareholders"), are as a general rule subject to withholding tax at a rate of 25%. The withholding tax rate of 25% is normally reduced through tax treaties between Norway and the country in which the shareholder is resident. Dividends distributed to Non-resident corporate shareholders resident within the EEA for tax purposes are exempt from Norwegian withholding tax.

Dividends distributed to foreign partnerships are as a general rule subject to withholding tax at a rate of 25%. The partners in the partnership may be entitled to a reduction of the withholding tax rate through tax treaties. However, this depends on each partner's specific situation, and the Company recommends that investors considering such investments contact local tax advisors in this respect.

Nominee registered shares will be subject to withholding tax at a rate of 25% unless the nominee has obtained approval from the Norwegian Tax Directorate for the dividend to be subject to a lower withholding tax rate. To obtain such approval the nominee is required to file a summary to the tax authority including all beneficial owners that are subject to lower withholding tax.

Non-resident shareholders that have suffered a higher withholding tax than set out by an applicable tax treaty may apply to the Norwegian tax authorities for a refund of the excess withholding tax deducted.

If a Non-resident shareholder is carrying on business activities in Norway and the relevant shares are effectively connected with such activities, the shareholder will be subject to the same taxation as a Norwegian shareholder, as described above.

Taxation on realization of Shares

Gains from the sale or other disposal of shares by a Non-resident shareholder will not be subject to taxation in Norway unless the Non-resident shareholder is a non-resident personal shareholder holding the shares in connection with the conduct of a trade or business in Norway.

Shareholders who have ceased to be resident in Norway are subject to Norwegian taxation on latent gains from shares owned at the time when the shareholder ceased to be resident. The taxable gain is calculated as if the shares are sold at the time the residency ceased to exist. For shareholders moving within the EEA losses are equivalently deductible. A total gain of less than NOK 200,000 will not be subject to taxation in Norway. The tax liability is terminated if the shares are not sold within five years after the shareholder ceases to be resident in Norway, or if the shareholder becomes resident before selling the shares.

Net wealth tax

Shareholders not resident in Norway for tax purposes are not subject to Norwegian net wealth tax.

Duties on the transfer of Shares

No stamp or similar duties are currently imposed in Norway on the transfer of shares whether on acquisition or disposal.

Inheritance tax

Upon transfer of shares by way of inheritance or gift, the transfer may be subject to Norwegian inheritance or gift tax. The basis for the computation is the market value at the time the transfer takes place. However, such transfer is not subject to Norwegian tax if the donor/deceased was neither a national nor resident of Norway for tax purposes.

U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. Federal income tax consequences of purchasing, owning and disposing of shares. This discussion does not purport to be a comprehensive description of all of the U.S. tax considerations that may be relevant to a particular person's decision to acquire the shares.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES IN YOUR PARTICULAR SITUATION.

This discussion applies to you only if you acquire shares in this offering and you hold the shares as capital assets for U.S. tax purposes (generally, for investment). This section does not apply to you if you are a member of a class of holders subject to special tax rules, including:

- a dealer in securities or currencies;
- a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
- a bank, insurance company or other financial institution;
- a tax-exempt organization;
- a holder liable for alternative minimum tax;
- a holder that actually or constructively owns 10% or more by voting power or value of our stock;
- a holder that holds shares as part of a straddle, hedging or conversion transaction; or
- a U.S. holder whose functional currency is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations, published rulings and other administrative guidance of the U.S. Internal Revenue Service and court decisions, all as in effect on the date hereof. These laws are subject to change or different interpretation by the U.S. Internal Revenue Service or a court, possibly on a retroactive basis.

You are a "U.S. holder" if you are a beneficial owner of shares and you are:

- a citizen or resident of the United States;
- a U.S. domestic corporation, or other entity treated as a domestic corporation for U.S. federal income tax purposes;
- an estate whose income is subject to U.S. Federal income tax regardless of its source; or
- a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the shares, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of the shares that is a partnership and partners in such a partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of the shares.

A "non-U.S. holder" is a beneficial owner of shares that is not a U.S. person for U.S. Federal income tax purposes.

We believe that we will not be a passive foreign investment company, or PFIC, for U.S. Federal income tax purposes for the current taxable year or in the foreseeable future. However, we cannot assure you that we will not be considered a PFIC in the current or future years. The determination whether or not we are a PFIC is a factual determination that is made annually based on the types of income we earn and the value of our assets. If we were currently or were to become a PFIC, U.S. holders of shares would be subject to special rules and a variety of potentially adverse tax consequences under the Code. The discussion below in this section assumes we will not be a PFIC, and does not address the PFIC rules.

Taxation of Dividends

U.S. Holders. Under the U.S. Federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes). You must include the amount of any Norwegian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. Dividends received by an individual taxpayer during taxable years beginning before January 1, 2011 will be taxed at a maximum rate of 15%, where certain holding period and other requirements are satisfied, if such dividends constitute qualified dividend income. Qualified dividend income includes dividends paid by a Qualified Foreign Corporation, and we believe that we are, and will continue to be, a Qualified Foreign Corporation. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Norwegian kroner payments made, determined at the spot Norwegian kroner/U.S. dollar exchange rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The currency fluctuation gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. If we distribute non-cash property as a dividend, you generally will include in income an amount equal to the fair market value of the property, in U.S. dollars, on the date that it is distributed. Subject to certain limitations, a U.S. holder may be entitled to a credit or deduction against its U.S. federal income taxes for the amount of any Norwegian taxes that are withheld from dividend distributions made to such U.S. holders. The decision to claim either a credit or deduction must be made annually, and will apply to all foreign taxes paid by the U.S. holder to any foreign country or U.S. possession with respect to the applicable tax year.

A portion of dividends received may be income from United States sources, and the remainder will be income from non-United States sources, for U.S. foreign tax credit purposes. Such non-U.S.-source income generally will be "passive income" or "financial services income" for taxable years beginning on or before December 31, 2006, and as "passive category income" or, in certain cases, "general category income" for taxable years beginning after December 31, 2006, which are treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. You should consult your own tax advisor to determine the foreign tax credit implications of owning shares.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain.

Non-U.S. Holders. Dividends paid to non-U.S. holders generally will not be subject to U.S. income tax unless the dividends are "effectively connected" with your conduct of a trade or business within the United States, and the dividends, if foreign source income, are attributable to an office or a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder, and will not be subject to the U.S. Federal withholding tax described above. If you are a corporate non-U.S. holder, "effectively connected" dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

U.S. Holders. If you are a U.S. holder and you sell or otherwise dispose of your shares, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares. Prior to January 1, 2011, capital gains of a non-corporate U.S. holder are generally taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations.

Pursuant to recently-enacted legislation, a penalty in the amount of US$ 10,000 in the case of a natural person and US$ 50,000 in any other case is imposed on any taxpayer that fails to timely disclose its participation in a "reportable transaction" (as defined in Section 6707A of the Code). A taxpayer that has participated in a "reportable transaction" during the tax year must attach a disclosure statement to its U.S. federal income tax return. A "reportable transaction" includes a transaction generating a loss under Code Section 165 in excess of certain specified amounts (which amounts vary depending on several factors, including the status of the taxpayer as an individual, trust, partnership or corporation). Investment in shares could be treated as a "reportable transaction" that must be disclosed on a U.S. Holder's U.S. federal income tax return if the investment results in the taxpayer claiming a foreign currency loss on such tax return equal to or greater than the specified amount (*e.g.*, US$ 50,000 in the case of a taxpayer that is an individual or trust). Prospective purchasers are urged to consult their own tax advisors regarding the circumstances in which an investment in equity shares may result in a "reportable transaction" that is required to be disclosed to the IRS.

Non-U.S. Holders. If you are a non-U.S. holder, you will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of your shares unless:

- the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to an office or a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis; or
- you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

In the first case, the non-U.S. holder will be taxed in the same manner as a U.S. holder. In the second case, the non-U.S. holder will be subject to U.S. Federal income tax at a rate of 30% on the amount by which such the non-U.S. holder's U.S.-source capital gains exceed such non-U.S. holder's U.S.-source capital losses.

If you are a corporate non-U.S. holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of shares or the proceeds received on the sale, exchange or redemption of shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax at the rate of 28% may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. Holder's U.S. federal income tax returns.

Backup withholding is not an additional income tax, and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder's U.S. federal income tax liability provided that the appropriate returns are filed.

A non-U.S. holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

United Kingdom Taxation

The comments below are of a general nature and are based on current U.K. tax law and H.M. Revenue & Customs published practice as of the date of this prospectus, as well as the provisions of the 2000 Income and Capital Tax Convention between the United Kingdom and Norway (referred to in this discussion as the "Treaty"), all of which may be subject to change, possibly with retroactive effect. The summary only covers the principal U.K. tax consequences for the absolute beneficial owners of the Offer Shares who:

- *are resident, or (in the case of individuals) ordinarily resident, in the United Kingdom for tax purposes;*
- *are not resident in Norway; and*
- *do not have a permanent establishment or fixed base in Norway with which the holding of the Shares is connected.*

Such absolute beneficial owners of the Offer Shares are referred to in this discussion as "U.K. Holders".

This summary only addresses the principal U.K. tax consequences for U.K. Holders who hold the Offer Shares as capital assets. It does not address such tax consequences that may be relevant to certain other categories of U.K. Holders, for example, brokers, dealers or traders in shares, securities or currencies. It also does not address such tax consequences for U.K. Holders that are banks, financial institutions, insurance companies, tax-exempt organizations, investment companies or persons connected with the Company. Further, it assumes that (i) the U.K. Holder is not a company which either directly or indirectly controls 10% or more of the Company's voting power, and (ii) there will be no register kept in the United Kingdom. in respect of the Shares.

The following is intended only as a general guide and is not intended, nor should it be considered, to be legal or tax advice to any particular U.K. Holder. The summary does not purport to be comprehensive or to describe all of the potentially relevant tax consequences. Potential investors who are in doubt about their position in the United Kingdom or elsewhere may want to consult their own tax advisors as to the overall tax consequences, including, specifically, the consequences under U.K. law and H.M. Revenue & Customs practice, of the acquisition, ownership and disposition of the Offer Shares in their own particular circumstances.

Taxation of Dividends

Income Tax and Corporation Tax

U.K. Holders will, in general, be subject to income tax or corporation tax on the total of the dividends received on their Offer Shares plus any withholding tax deducted in Norway.

Norwegian Withholding Tax and U.K. Tax Credits

When the Company pays dividends to U.K. Holders that are individuals it is generally required for Norwegian tax purposes to withhold 25% of the gross amount of the dividend paid. The Company is not required to withhold any amount from dividends paid to U.K. Holders that are limited liability companies. See "—Norwegian Taxation—Taxation on realization of Shares—Non-resident Shareholders" and "—Taxation of dividends."

However, where the Treaty applies the applicable withholding tax rate is 15% for individual U.K. Holders who will therefore be able to obtain relief at source or a refund from the Norwegian tax authorities in respect of an amount equal to 10% of the gross amount of the dividend. Individual U.K. Holders will also be entitled to apply for a partial refund of the remaining withholding tax under domestic Norwegian tax law. See "—Norwegian Taxation—Taxation on realization of Shares—Non-resident Shareholders" and "—Taxation of dividends."

Any remaining Norwegian withholding tax is generally allowed as a credit against the U.K. tax liability of an individual U.K. Holder but any excess of such Norwegian withholding tax over the U.K. tax payable on the aggregate amount of the dividend and the Norwegian withholding tax is generally not refundable.

U.K. Tax Liability for U.K. Resident Individual U.K. Holders

For an individual U.K. Holder who is liable to U.K. tax on the dividend at the dividend upper rate (currently 32.5%), the U.K. tax will be chargeable on the gross dividend with credit for Norwegian tax deducted at source. For an individual U.K. Holder who is liable to U.K. tax on the dividend at the dividend ordinary rate (currently 10%), the credit for Norwegian tax deducted at source may exceed his U.K. income tax liability in respect of the dividend, in which case he will have no further U.K. tax to pay. In either case, the amount of credit for Norwegian tax cannot exceed the credit that would have been allowed had all reasonable steps been taken under the Treaty and Norwegian domestic law to minimize the amount of tax payable in Norway including obtaining relief at source and any available refunds.

Individual U.K. Holders who are not ordinarily resident or not domiciled in the United Kingdom should only be subject to U.K. income tax in respect of the dividends to the extent that the dividends are received, or treated as received, in the United Kingdom. In that case, the applicable rates of U.K. income tax are, currently, 40% and 22% (rather than 32.5% and 10%) with credit available for Norwegian tax deducted at source, subject to limitations as described above.

U.K. Tax Liability for Corporate U.K. Holders

A U.K. Holder within the charge to U.K. corporation tax will be liable for U.K. corporation tax on the receipt of the dividend.

Taxation of Capital Gains

The disposal or deemed disposal of Offer Shares by U.K. Holders may give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of capital gains, depending on their circumstances and subject to any available exemption or relief. In addition, individual U.K. Holders who dispose of their Offer Shares while they are temporarily non-resident may be treated as disposing of them in the tax year in which they again become resident or ordinarily resident in the United Kingdom. Any gains or losses in respect of currency fluctuations over the period of holding the Offer Shares would also be brought into account on the disposal.

As regards individual U.K. Holders, the principal factors that will determine the extent to which such gain will be subject to capital gains tax (''CGT'') are the extent to which they realize any other capital gains in that year, the extent to which they have incurred capital losses in that or any earlier year, the level of the annual allowance of tax-free gains in the tax year in which the disposal takes place (the ''annual exemption'') and the level of available taper relief.

Taper relief will reduce the proportion of any gain realized on the disposal of Offer Shares that is brought into the charge to CGT if (in the case of non-business assets) the Offer Shares are held by the holder for at least three years. In the case of non-business assets, a reduction of 5% of the gain is made for each whole year for which the Offer Shares have been held in excess of two years up to a maximum reduction of 40% after ten complete years of holding.

The annual exemption for individuals is £8,800 for the 2006-2007 tax year and, under current legislation, this exemption is, unless the U.K. Parliament decides otherwise, increased annually in line with the rate of increase in the retail price index. (rounded up to the nearest £100). U.K. Holders should be aware that the U.K. Parliament is entitled to withdraw this link between the level of the annual exemption and the retail price index or even to reduce the level of the annual exemption for future tax years below its current level.

Individual U.K. Holders who are not domiciled in the United Kingdom should only be subject to CGT in respect of any gain to the extent the gain is remitted, or treated as remitted, to the United Kingdom.

A U.K. Holder which is a company is entitled to an indexation allowance which applies to reduce capital gains to the extent that (broadly speaking) they arise due to inflation. Indexation allowance may reduce a chargeable gain but not create any allowable loss.

Stamp Duty and Stamp Duty Reserve Tax

No U.K. stamp duty will be payable on the issue of the Offer Shares, and no U.K. stamp duty will be payable on the transfer of Offer Shares provided that any instrument of transfer is not executed or retained in the United Kingdom and the transfer does not relate to any property situated, or to any matter or thing done or to be done, in the United Kingdom. No U.K. stamp duty reserve tax will be payable on the issue or transfer of the Offer Shares.

Inheritance Tax

If an individual U.K. Holder is either domiciled or deemed to be domiciled in the United Kingdom, U.K. inheritance tax may be chargeable on the death of such a U.K. Holder or on a gift or transfer at an undervalue of the Offer Shares by the U.K. Holder.

The Offer Shares are not assets situated in the United Kingdom for the purposes of U.K. inheritance tax. Accordingly, if a U.K. Holder is neither domiciled nor deemed to be domiciled in the United Kingdom, the Offer Shares will be excluded from the U.K. Holder's estate for U.K. inheritance purposes.

Special rules apply to close companies and to trustees of settlements, which can result in a charge to U.K. inheritance tax in some circumstances.

TERMS OF THE OFFERING

Share capital prior to the Global Offering

The Company's current issued share capital is NOK 1,744,161.12 divided into 43,604,028 Shares, each with a nominal value of NOK 0.04.

All numbers in this this Section "Terms of the Offering" are adjusted in accordance with said reverse share split.

Increase of share capital in connection with the Global Offering

On June 15, 2006, the Extraordinary General Meeting of the Company's shareholders passed the following resolution:

"The Board is granted the authority to increase the share capital by a maximum amount of NOK 600,000 in one or more issuances and at subscription prices per share to be fixed by the Board in connection with each issuance.

The authority is valid until June 30, 2007. Existing shareholder's pre-emptive rights to subscribe for and to be allocated shares may be derogated from.

The authority may be used in connection with an initial public offering of the company's shares (including an employee tranche), institutional allocation of shares, as well as in connection with over allotment related to this. The authority is not, however, limited to such use. The authority may not be used for issuance of shares to the group's employees and/or board members in relation with option and incentive programs.

This authority replaces all previously given authorities to issue shares.

The Board shall resolve the necessary amendments to the articles of association in accordance with capital increases resolved pursuant to this authority."

Pursuant to the above authorization, on June 15, 2006, the Board resolved that the Global Offering will consist of between 6,500,000 and 9,500,000 Offer Shares to be issued by the Company. The Company's issued share capital following the Global Offering will therefore be up to NOK 2,124,161.12 (not including over-allotment). The Board further resolved the indicative Offering Price range. The resolution of the Board to determine the price per Offer Share, the issuance of the new Offer Shares and the allocation of Offer Shares to the applicants was passed on July 3, 2006, immediately after the expiry of the book-building period described below and on the basis of the applications received at various price levels during this period.

The Offer Price and final number of Offer Shares to be issued and sold will be announced through a stock exchange notification by the Company to the OSE on July 4, 2006.

The purpose of the Global Offering is to obtain a sufficient number of new shareholders to qualify for a listing on the OSE and obtain funding for the purposes described under "Reasons for the Offer and Use of Proceeds" herein. As a result, it is necessary for the pre-emptive rights of existing shareholders to the Offer Shares to be excluded.

The Global Offering

On July 3, 2006, we entered into a subscription agreement (the "Subscription Agreement") with ABG Sundal Collier Norge ASA (Munkedamsveien 45D, NO-0115 Oslo, Norway) and SEB Enskilda ASA (Filipstad Brygge 1, 0113 Oslo, Norway) (the Joint Global Coordinators, Joint Bookrunners and Managers), with respect to the Global Offering of the Offer Shares. On the terms and conditions set forth in the

Subscription Agreement, each of the Managers has agreed, severally and not jointly, to subscribe and pay for, 50% of the Offer Shares being issued by the Company.

The underwriting commission payable to the Managers is 9,5% of the gross proceeds raised through the Global Offering.

The Global Offer consists of:

(i) a Retail Offering, in which Offer Shares are being offered to the public in Norway, subject to a lower limit per application of NOK 10,000 and an upper limit per application of NOK 1,000,000 for each investor. There will be no allocations of Shares constituting less than one round lot, a figure that will be determined by the OSE on the basis of the final Offer Price, but which is expected to constitute 500 Offer Shares;

(ii) an Institutional Offering, in which Offer Shares are being offered to institutional investors and professional investors in Norway and to institutional investors outside Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers (QIBs) in the United States in reliance on Rule 144A under the Securities Act, subject to a lower limit per application of NOK 1,000,001; and

(iii) an Employee Offering directed at employees in Norway and, to the extent not hindered by applicable rules and regulations, at the Company's foreign employees outside the United States, subject to a lower limit per application of NOK 10,000 and an upper limit per application of NOK 1,000,000 for each employee. In the Employee Offering, allocations of Shares constituting less than one round lot may not be made. The size of one round lot will be determined by the OSE on the basis of the final Offer Price, and is expected to constitute 500 Offer Shares. Employees of the Company applying for Shares in the Employee Offering will receive a discount equal to the lesser of NOK 1,500 per employee and 10% on the aggregate Offer Price for Offer Shares allocated to them. The employees will receive full allocation for any application up to and including NOK 20,000 rounded down to the nearest round lot. To the extent any applications exceed NOK 20,000, such excess will be allocated in the same way as in the Retail Offering;

Multiple applications are allowed in the Global Offering. If an investor applies for Offer Shares in both the Retail Offering and the Institutional Offering, the investor's combined application will be treated as an application in the Institutional Offering. Multiple applications in the Employee Offering will be treated as one application with regard to the employee discount and the maximum application level.

We have provisionally assumed that 10% of the Global Offering will be reserved for the Retail Offering and up to 5% of the Global Offering will be reserved for the Employee Offering. The final determination of the number of Offer Shares attributed to the Retail and Employee Offerings will only be decided following the completion of the book-building for the Institutional Offering on the basis of the level of applications or orders received from each of the categories of investors relative to the level of applications or orders received in the Institutional Offering. The application period for the Global Offering closed on July 3, 2006. The application period was not extended.

The Subscription Agreement provides that the several obligations of the Managers are subject to satisfaction of certain conditions. Trading in the Shares on OSE will commence on an "if issued" basis from and including July 5, 2006 as described below. Following the commencement of such trading, the Managers will have the right to terminate the Subscription Agreement, and thus their obligation to subscribe for the Offer Shares, only if since the time of execution of the Subscription Agreement one of the following events (each a "force majeure" event) has occurred:

(i) a suspension or material limitation in trading in securities generally on the Oslo Stock Exchange, the New York Stock Exchange or the London Stock Exchange;

(ii) a general moratorium on commercial banking activities declared by the federal, state or local regulatory authorities of Norway, the United States, the United Kingdom or any other member State of the European Union or a material disruption in commercial banking or securities settlement or clearance services in Norway, the United States, the United Kingdom or any other member State of the European Union; or

(iii) an outbreak or escalation of hostilities or acts of terrorism involving Norway, the United States, the United Kingdom or any other member State of the European Union or a declaration by Norway, the United States, the United Kingdom or any other member State of the European Union of a national emergency or war; or

(iv) any other calamity or crisis or any material adverse change in financial, political or economic conditions in Norway, the United States, the United Kingdom or any other member State of the European Union or elsewhere, if the effect of any such event specified in clause (iii) or (iv) makes it impossible to proceed with the delivery of the Shares on the terms and in the manner contemplated in this prospectus.

Unless the Subscription Agreement has been so terminated, the Managers will, on July 7, 2006, subscribe and pay for the Offer Shares being issued by the Company which the Managers expect to deliver to investors applying for Offer Shares in the Global Offering on or about July 10, 2006 with respect to the Institutional Offering and on or about the evening of July 7, 2006 with respect to the Retail and Employee Offerings. If the Subscription Agreement is so terminated, all trades in the Shares will be cancelled.

To the fullest extent permitted by applicable law, the Managers as subscribers of the Offer Shares expressly disclaim any liability to persons who submit applications or orders for Offer Shares in the Global Offering beyond the liability of the Company to the Managers as subscribers of the Offer Shares. All persons who submit applications or orders for Offer Shares in the Global Offering shall be deemed to have accepted this disclaimer of liability and to have acknowledged that the ability of shareholders of the Company to make claims against the Company in their capacity as such following registration of the share capital increase in the Norwegian Register for Business Enterprises is severely limited under Norwegian law.

Applicants selling allocated Offer Shares from July 5, 2006 and onwards must ensure that payment for such Shares is made within the deadline set out above. Accordingly, an applicant that desires to sell Offer Shares allocated to it before it has received physical delivery of such Shares must ensure that payment is made when due in order to be able to deliver such Offer Shares in time to the purchaser.

Institutional Offering

Offer Price

As described above, the Company and the Managers have set the price for the Global Offering at NOK 16 per Offer Share.

Any oral order placed in the Institutional Offering will be binding upon the investor and subject to the same terms and conditions as a written order. The Managers can, at any time and in their sole discretion, require the investor to confirm any oral order by instrument in writing. Orders made may be withdrawn or amended by the investor at any time up to the end of the book-building period. After the end of the book-building period, all orders that have not been withdrawn or amended are irrevocable and binding upon the investor.

Application Offices

The Application Offices for the Institutional Offering were:

ABG Sundal Collier

Munkedamsveien 45D
P.O. Box 1444 Vika
NO-0115 Oslo
Norway

Telephone: +47 22 01 60 00
Facsimile: +47 22 01 60 62

SEB Enskilda

Filipstad Brygge 1
Postboks 1363 Vika
0113 Oslo
Norway

Telephone: +47 21 00 85 00
Facsimile: +47 21 00 89 62

Allocation, payment for and delivery of Offer Shares

The Managers expect to issue notifications of allocation of Offer Shares in the Institutional Offering on or about July 5, 2006 by issuing contract notes to the applicants by mail.

Payment by applicants in the Institutional Offering will take place against delivery of Shares. Delivery and payment for Offer Shares is expected to take place on or about July 10, 2006. Payment against delivery of Offer Shares in the Institutional Offering will be facilitated through the Managers' subscription and payment of the new Offer Shares being issued by the Company enabling the Company to register the share capital increase in the Norwegian Companies Registry on or about July 7, 2006 in time for such Shares to be available for settlement on or about July 10, 2006.

For late payment, interest will accrue at a rate equal to the prevailing interest rate under the Norwegian Act on Overdue Payment of December 17, 1976 No. 100, which at the date of this prospectus was 9.25 per cent per annum of the amount due. Should payment not be made when due, the Offer Shares allocated will not be delivered to the applicants, and the Managers reserve the right, at the risk and cost of the applicant, to cancel the application and to re-allot or otherwise dispose of the allocated Offer Shares on such terms and in such manner as the Managers may decide in accordance with Norwegian law. The original applicant remains liable for payment of the Offering Price for the Offering Shares allocated to the applicant, together with any interest, cost, charges and expenses accrued, and the Company or the Managers may enforce payment for any such amount outstanding.

The Shares allocated in the Institutional Offering are expected to be traded on OSE on an "if issued" basis from and including July 5, 2006, all trades however subject to the Subscription Agreement not having been terminated in respect of any "force majeure" event as described above. If any such events occur before 12:00 noon (Oslo time) on July 7, 2006 and the Managers as a result terminate the Subscription Agreement, all trades in the Shares will be cancelled.

Retail Offering

Offer Price

The price for the Offer Shares sold in the Retail Offering will be the same as in the Institutional Offering.

Each applicant in the Retail Offering will be permitted, but not required, to indicate on the Application Form that the applicant does not wish to be allocated Offer Shares should the Offer Price be set above the indicative price range mentioned under "–The Offering" above. If the applicant so elects, the applicant will not be allocated any Offer Shares in the event that the final Offer Price is set above the upper end of the prevailing indicative price range at the time the Application Form is received by the Managers. If the applicant does not make this reservation on the application form, the application will be binding regardless of whether the Offer Price is set within or above (or below) the indicative price range, so long as the Offer Price has been determined on the basis of orders placed during the book-building process described above.

Retail Application Period

The application period for the Retail Offering (the "Retail Application Period") closed on July 3, 2006 at 3:00 p.m. (Oslo time). All applications had to be made on the application form attached to this prospectus as Appendix A (the "Application Form"). Application Forms together with the preliminary prospectus dated June 16, 2006 were obtainable from the Company or the Application Offices set out below. Norwegian applicants in the Retail Offering could also apply for Offer Shares on the Internet accessing www.abgsc.no and www.enskilda.no.

Properly completed Application Forms had to be received by the Application Office by 3:00 p.m. (Oslo time) on July 3, 2006. The Retail Application Period was not extended.

All applications made in the Retail Offering are irrevocable and binding upon receipt of a duly completed Application Form by an Application Office.

Application Offices

The Application Offices for the Retail Offering were:

ABG Sundal Collier	**SEB Enskilda**
Munkedamsveien 45 D *P.O. Box 1444 Vika NO-0115 Oslo*	*Filipstad Brygge 1* *P.O. Box 1363 Vika*
Norway *Telephone: +47 22 01 60 00* *Facsimile: +47 22 01 60 62*	*Norway* *Telephone: + 47 21 00 85 00* *Facsimile: +47 21 00 89 62*

Allocation

The Managers expect to issue notifications of allocation of Offer Shares in the Retail Offering on or about July 5, 2006 by issuing allocation notes to the applicants by mail. Any applicant wishing to know the precise number of Offer Shares allocated to it on July 3, 2006 may contact one of the Application Offices from 2:00 p.m. (Oslo time) on July 4, 2006 and onwards during business hours. Applicants who have access to investor services through an institution that operates the applicant's VPS account should be able to check how many Offer Shares they have been allocated from 2:00 p.m. (Oslo time) on July 4, 2006.

Payment for allocated Offer Shares

In completing an Application Form, each applicant in the Retail Offering will authorize ABG Sundal Collier and SEB Enskilda to debit the applicant's Norwegian bank account for the total amount due for the Offer Shares allocated to the applicant. The applicant's account number must be stated on the Application Form. Applicants that do not have a Norwegian bank account must contact one the Application Offices. Accounts will be debited on or about July 6, 2006, and there must be sufficient funds in the stated bank account from and including July 5, 2006.

Should any applicant have insufficient funds in its account or should payment be delayed for any reason, or if it is not possible to debit the account, penalty interest at a rate equal to the prevailing interest rate under the Norwegian Act on Interest on Overdue Payments of December 17. 1976 No. 100, which at the date of this prospectus was 9.25% per annum, will be payable on the amount due. ABG Sundal Collier and SEB Enskilda reserve the right to make up to three debits through July 17, 2006 if there are insufficient funds in the account on the debiting date. Should payment not be made when due (i.e. on July 6, 2006), the Shares allocated will not be delivered physically to the applicant, and ABG Sundal Collier and SEB Enskilda reserves the right, at the risk and cost of the applicant, to cancel the application and to re-allot or otherwise dispose of the allocated Offer Shares, on such terms and in such manner as ABG Sundal Collier and SEB Enskilda may decide in accordance with Norwegian law. The original applicant will remain liable for payment of the Offering Price, together with any interest, costs, charges and expenses accrued and the Managers may enforce payment for any such amount outstanding in accordance with Norwegian law.

Delivery and trading of allocated Offer Shares

Subject to receipt of payment from the applicant, delivery of the Offer Shares allocated in the Retail Offering is expected to take place on or about the evening of July 7, 2006. This will be facilitated through the Managers' subscription and payment for the Offer Shares being issued by the Company, enabling the Company to register the share capital increase in the Norwegian Companies Registry on or about July 7, 2006 in time for such Shares to be available for settlement on or about July 10, 2006.

The Offer Shares allocated in the Retail Offering will be traded on the OSE on an "if issued" basis from and including July 5, 2006, all trades subject to the Subscription Agreement not being terminated in respect of a "force majeure" event as described above. If any such events occur before 12:00 noon (Oslo time) on July 7, 2006 and the Joint Global Coordinators as a result terminate the Subscription Agreement, all trades in the Shares will be cancelled.

Employee Offering

Offer Price

The price for the Offer Shares sold in the Employee Offering will be the same as in the Institutional Offering, except that the eligible employees of the Company applying for Shares in the Employee Offering will receive a discount equal to the lesser of NOK 1,500 per employee and 10% on the aggregate Offer Price for Offer Shares allocated to them. For a brief description of the Norwegian tax effect of such discount, see "Taxation."

Each applicant in the Employee Offering will be permitted, but not required, to indicate on the Employee Application Form that the applicant does not wish to be allocated Offer Shares should the Offer Price be set above the prevailing indicative price range mentioned under "-The Offering" above, at the time the Employee Application Form is received by the Managers. If the applicant elects to do so, the applicant will not be allocated any Offer Shares if the actual Offering Price is set above the upper end of the indicative price range. If the applicant does not make this reservation on the Employee Application Form, the application will be binding regardless of whether the Offer Price is set within, below or above the indicative price range, so long as the Offer Price has been determined on the basis of orders placed during the book-building process described above.

Employee Application Period

The application period for the Employee Offering (the "Employee Application Period") closed on July 3, 2006 at 3:00 p.m.(Oslo time). All applications had to be made on the Employee Application Form attached to this Prospectus as Appendix B. Employee Application Forms together with the preliminary prospectus dated June 16, 2006 were obtainable from the Company or the Application Offices set out below.

Properly completed Employee Application Forms had to be received by one of the Application Offices by 3:00 p.m. (Oslo time) on July 3, 2006. The Employee Application Period was not extended.

All applications made in the Employee Offering are irrevocable and binding upon receipt of a duly completed Employee Application Form by an Application Office.

Application Office

The Application Offices for the Employee Offering were:

ABG Sundal Collier

Munkedamsveien 45 D
P.O. Box 1444 Vika NO-0115 Oslo

Norway
Telephone: +47 22 01 60 00
Facsimile: +47 22 01 60 62

SEB Enskilda

Filipstad Brygge 1
P.O. Box 1363 Vika

Norway
Telephone: + 47 21 00 85 00
Facsimile: +47 21 00 89 62

Allocation Date

The Managers expect to issue notifications of allocation of Offer Shares in the Employee Offering on or about July 5, 2006 by issuing allocation notes to the applicants by mail. Any applicant wishing to know the precise number of Offer Shares allocated to it on July 3, 2006 may contact the Application Offices from 2:00 p.m. (Oslo time) on July 4, 2006 and onwards during business hours. Applicants who have access to investor services through an institution that operates the applicant's VPS account should be able to check how many Offer Shares they have been allocated from 2:00 p.m. (Oslo time) on July 4, 2006.

Payment for allocated Offer Shares

In completing the Employee Application Forms, each applicant in the Employee Offering will authorize ABG Sundal Collier and SEB Enskilda to debit the applicant's Norwegian bank account for the total amount due for the Offer Shares allocated to the applicant. The applicant's account number must be stated on the Employee Application Form. Applicants that do not have a Norwegian bank account must contact the Application Office. Accounts will be debited on or about July 6, 2006, and there must be sufficient funds in the stated bank account from and including July 5, 2006. The payment will be transferred to a blocked equity account of the Company, until the allocated Shares have been registered in the Norwegian Companies Registry.

Should any applicant have insufficient funds in its account or should payment be delayed for any reason, or if it is not possible to debit the account, penalty interest at a rate equal to the prevailing interest rate under the Norwegian Act on Interest on Overdue Payments of 17 December 1976 No. 100, which at the date of this Prospectus was 9.25% per annum, will be payable on the amount due. ABG Sundal Collier and SEB Enskilda reserves the right to make up to three debits through July 17, 2006 if there are insufficient funds in the account on the debiting date. Should payment not be made when due (i.e. on July 6, 2006), the Shares allocated will not be delivered physically to the applicant, and ABG Sundal Collier and SEB Enskilda reserves the right, at the risk and cost of the applicant, to cancel the application and to re-allot or otherwise dispose of the allocated Offer Shares, on such terms and in such manner as ABG Sundal Collier and SEB Enskilda may decide in accordance with Norwegian law. The original applicant will remain liable for payment of the Offering Price, together with any interest, costs, charges and expenses accrued and the Managers may enforce payment for any such amount outstanding in accordance with Norwegian law.

Delivery and trading of allocated Offer Shares

Subject to receipt of payment by the applicant, delivery of the Shares allocated in the Employee Offering is expected to take place on or about the evening of July 7, 2006. This will be facilitated through the Managers subscription and payment for the Offer Shares being issued by the Company, enabling the Company to register the share capital increase in the Norwegian Companies Registry on or about July 7, 2006 in time for such Shares to be available for settlement on or about July 10, 2006.

The Shares allocated in the Employee Offering are expected to be traded on the OSE on an "if issued" basis from and including July 5, 2006, subject to the Subscription Agreement not having been terminated in respect of a "force majeure" event as described above. If any such events occur before 12:00 noon (Oslo time) on July 7, 2006 and the Managers as a result terminate the Subscription Agreement, all trades in the Shares will be cancelled.

Applicants selling allocated Offer Shares from July 5, 2006 and onwards must ensure that payment for such Shares is made within the deadline set out above. Accordingly, an applicant that wishes to sell Offer Shares allocated to it before it has received physical delivery of such Shares must ensure that payment is made when due in order to be able to deliver such Offer Shares in time to the purchaser.

Disparity Between Offer Price and Price to Affiliates

We expect that the Offer Price will be substantially higher than the effective cash contribution per Share made by certain affiliates for the purchase of Shares in connection with our option program during the past year. Specifically:

- On May 22, 2006, the Company issued 10,000 new Shares to CFO Knut Stålen, at a price of NOK 0.97 per Share (numbers adjusted for the Reverse Split));

- On March 27, 2006, the Company issued 15,000 new Shares to CFO Knut Stålen, at a price of NOK 1.005 per Share (numbers adjusted for the Reverse Share Split);

- On March 13, 2006, the Company issued 33,332 new Shares to Vice President of Marketing Margaret McLeod, 23,600 new Shares to Vice President of Sales, Tools Elizabeth Hjul and 9,600 new Shares to CFO Knut Stålen, all at a price of NOK 1.015 per Share (numbers adjusted for the Reverse Share Split).

Mechanism of Allocation

In the Institutional Offering, we will determine the allocation of Offer Shares after consultation with the Managers. An important aspect of the allocation principles is the desire to create an appropriate long-term shareholder structure for the Company. The allocation principles will, in accordance with normal practice for institutional placements, include factors such as pre-marketing and management road-show participation and feedback, timeliness of the order, price level, relative order size, sector knowledge, investment history, perceived investor quality and investment horizon. The Company and the Managers further reserve the right, at their sole discretion, to take into account the credit worthiness of any applicant. The Company and the Managers may also set a maximum allocation or to make no allocation to any applicant.

In the Retail Offering, no allocation will be made for a number of Offer Shares less than a round lot. All allocations will be rounded down to the nearest round lot. In the event of over-subscription, we will endeavor to ensure that all applicants in the Retail Offering receive Offer Shares with an aggregate Offer Price of at least NOK 10,000 rounded down to the nearest round lot. Smaller applications might therefore be granted a higher relative allotment compared to larger applications. Notwithstanding the foregoing,we reserve the right to allocate Shares in round lots on a random basis using VPS's simulation procedures. We also reserve the right to limit the total number of applicants to whom Offer Shares are allocated if we deems this to be necessary in order to keep the number of shareholders in the Company at an appropriate level and such limitation does not have the effect that any conditions for listing set by the OSE regarding number of shareholders will not be satisfied. If we should decide to limit the total number of applicants to whom Offer Shares are allocated, the applicants to whom Offer Shares will be allocated determined on a random basis using VPS' simulation procedures.

In the Employee Offering, the Company's employees will receive full allocation for any application up to and including NOK 20,000 rounded down to the nearest round lot. To the extent any applications exceed NOK 20,000, such excess will be allocated in the same way as in the Retail Offering in general.

Conditions for Completion of the Global Offering

On May 23, 2006, we applied to list the Company's Shares on the OSE, principally on the Main List and alternatively on the SME list. No application has been made to list the Shares on any other stock exchange or regulated market.

Completion of the Global Offering on the terms set forth in this prospectus was expressly conditional upon the OSE approving our application for listing of the Shares on the OSE on terms acceptable to us and the satisfaction of said terms through the Global Offering. The Shares will be tradable on the Main List or the SME list of the OSE on an "if issued" basis on or about July 5, 2006. The Shares are expected to trade in round lots (*børspost*) of 500 Shares under the ticker symbol "TROLL".

Completion of the Offering on the terms set forth in this prospectus was otherwise only conditioned on (i) the Company's Extraordinary General Meeting held on June 29, 2006 approving the Reverse Share Split; (ii) the Company having approved the Offer Price and the allocation of the Offer Shares to eligible investors following the book-building process, (iii) applications having been received at the Offer Price for all of the Offer Shares determined to be issued and sold in the Global Offering, (iv) the Company, its subsidiaries and the Managers having entered into the Subscription Agreement immediately after the expiry of the book-building period and (v) satisfaction of the conditions for the closing of the Subscription Agreement, including but not limited to the absence of any "force majeure" events prior to the time at which the Managers subscribe.

Over-Allotment Facility and Greenshoe Option

Over-Allotment Facility

The Managers may, subject to approval by the Company, over-allot to the applicants a number of Shares equaling up to 15% of the number of Offer Shares (not including any over-allotted Shares) following determination of the Offer Price (the "Over-Allotment Facility"). The Over-Allotment Facility can only be exercised once at the end of the book building period (as extended), and the Managers will issue a statement on the first day of trading announcing whether the Over-Allotment Facility has been utilized. To the extent that the Over-Allotment Facility has been exercised, the over-allotted Shares will be sold as part of the Global Offering and at the Offer Price and the other terms that apply for settlement in the Global Offering. The Managers expect to enter into an agreement pursuant to which the Managers will be entitled to borrow a number of Shares equaling up to 15% of the number of Offer Shares allotted (not including any over-allotted Shares) in order to secure the Over-Allotment Facility.

Greenshoe Option

The Company will in connection with the Global Offering issue an option to the Managers to purchase additional Shares following the end of the stabilization period in the amount of up to 15% of the number of Offer Shares allotted (the "Greenshoe Option"). The Greenshoe Option may be exercised by the Managers, at the end of the stabilization period as described in "Price Stabilization" below only. The Greenshoe Option can only be exercised if the Over-Allotment Facility has been utilized.

To the extent that the Managers have over-allotted Shares in the Offering, the Managers have created a short position in the Shares. The Stablization Manager may close out this short position by buying Shares in the open market through the stabilization activities and/or by exercising the Greenshoe Option.

Price stabilization

ABG Sundal Collier, on behalf of the Managers (the "Stabilization Manager"), may effect transactions with a view to support the market price of the Shares at a level higher than what might otherwise prevail, by buying Shares in the open market at prices equal to or lower than the Offer Price. There is no obligation on the Stabilization Manager to do so. Stabilizing activities, if commenced, may be discontinued at any time, and will be brought to an end 30 calendar days after the first day of trading of the Shares on Oslo Børs.

A stock exchange notice stating that stabilization activities may occur will be issued on the first day of trading of the Shares on Oslo Børs. Within one week after the end of the stabilization period, the Stabilization Manager will publish a statement through the information system of Oslo Børs with information as to whether or not any stabilization activities have been undertaken. If stabilization activities have been undertaken, the statement will also include information on:

- the total amount of Shares purchased;
- the dates on which the stabilization period began and ended;
- the price range between which stabilization was carried out, as well as the highest, lowest and average price paid during the stabilization period; and
- the date at which stabilization activities last occurred.

Stabilization activities will be conducted in accordance with section 2-12 of the Norwegian Securities Trading Act.

Stabilization activities might result in market prices that are higher than would otherwise prevail. Should Shares be purchased at prices below the Offer Price in the Offering during the thirty-day option period a profit may be gained. Any such net profit will be donated to the charitable foundation Stiftelsen Trolltech Foundation.[5]

Trading Market

Application has been made for the Company's Shares to be admitted for listing and trading on the OSE beginning on July 5, 2006. Prior to the Global Offering, there has been no public market for the Company's Shares. The Company and the Managers cannot assure that a liquid trading market for the Company's Shares can be created or sustained. The prices at which the Shares will trade after the Global Offering may be lower than the price at which the Offer Shares are issued and sold in the Global Offering. The Offer Price may bear no relationship to the market price of the Company's Shares subsequent to the Global Offering.

Lock up

The Company, each of the Company's directors and each of the Company's officers named in this prospectus have agreed that with limited exceptions they will not, for a period of 180 days, (i) issue, sell or otherwise dispose of any of its Shares (or securities convertible into or exercisable for its Shares), (ii) enter into any transaction (including any derivative transactions) having an economic effect similar to that of a sale, or (iii) publicly announce an intention to effect any transaction specified in (i) or (ii), without the prior written consent of the Managers. If the existing shareholders sell their shares in full or in part once this period expires, it could have a material adverse effect on the price of the shares.

VPS Registration

The Shares are and will be created under Norwegian law. The Shares are registered with the VPS and have ISIN NO 0010317647. The Company's VPS account operator is Nordea Bank Norge ASA, Middelthunsgate 17, 0368 Oslo, Norway.

Selling Restrictions

No action has been or will be taken in any jurisdiction (other than Norway, subject to the restrictions described below) that would permit a public offering of the Offer Shares, or the possession, circulation or distribution of this prospectus or any other material relating to the Company or the Offer Shares in any jurisdiction where action for that purpose is required. Accordingly, the Offer Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisement in connection with the Company's Shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

No person is authorized to give information or to make any representation in connection with the offering or sale of the Offer Shares other than as contained in this prospectus. If any such information is given or made, it must not be relied upon as having been authorized by the Company or any of the Managers or any of their affiliates or advisers or selling agents. Neither the delivery of this prospectus nor any sale of Offer Shares made hereunder shall under any circumstances imply that there has been no change in the Company's affairs or that the information set forth herein is correct as of any date subsequent to the date hereof.

Canada

This document is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in Canada. No securities commission or

[5] For details about Stiftelsen Trolltech Foundation, see footnote 7 in the "Shareholders" section above

similar authority in Canada has reviewed or in any way passed upon this document or the merits of the securities described herein, and any representation to the contrary is an offence.

The Global Offering is being made in Canada only in the Canadian provinces of British Columbia, Ontario and Québec (the "Private Placement Provinces") by way of a private placement of Offer Shares. The Global Offering in the Private Placement Provinces is being made pursuant to this document through the Managers named in this document or through their selling agents who are permitted under applicable law to distribute such securities in Canada.

Agreement by the Managers

Each Manager has represented and agreed that the Offer Shares will only be offered or sold, directly or indirectly, in Canada only in the Private Placement Provinces and in compliance with applicable Canadian securities laws and accordingly, any sales of Offer Shares will be made (i) through an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements of applicable Canadian securities laws and (ii) pursuant to an exemption from the prospectus requirements of such laws.

Representations and Agreements by Purchasers

Confirmations of the acceptance of offers to purchase any Offer Shares will be sent to purchasers in the Private Placement Provinces who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of Offer Shares in the Private Placement Provinces who receives a purchase confirmation regarding the purchase of Offer Shares will, by the purchaser's receipt thereof, be deemed to have represented to Trolltech and the dealer from which such purchase confirmation is received, that such purchaser and any ultimate purchaser for which such initial purchaser is acting as agent (i) is entitled under applicable provincial securities laws to purchase such Offer Shares without the benefit of a prospectus qualified under such securities laws and, in the case of purchasers in provinces other than Ontario, without the services of a dealer registered pursuant to such securities laws, (ii) is basing its investment decision solely on this document and not on any other information concerning Trolltech or the Global Offering, (iii) has reviewed the terms referred to below under the heading "Canadian Resale Restrictions" and (iv) is in compliance with the following:

- where the purchaser is purchasing in British Columbia or Québec, such purchaser is purchasing Offer Shares with the benefit of the prospectus exemption and dealer registration exemption provided by section 2.3 of National Instrument 45-106 – *Prospectus and Registration Exemptions* ("NI 45-106") (that is, such purchaser is purchasing as principal and is an "accredited investor" within the meaning of section 1.1 of NI 45-106);

- where the purchaser is purchasing in Ontario, such purchaser is either a "designated institution" within the meaning of section 204 of the Regulation to the *Securities Act* (Ontario) purchasing from a person or company registered as an "international dealer" under the *Securities Act* (Ontario) or is a purchaser purchasing from a fully registered dealer and, in either case, is purchasing the Offer Shares with the benefit of the prospectus exemption provided by section 2.3 of NI 45-106 (that is, such purchaser is purchasing the Offer Shares as a principal and is an "accredited investor" within the meaning of section 1.1 of NI 45-106);

- if the purchaser is a person or a company, the purchaser had a pre-existing purpose and was not established solely or primarily for the purpose of acquiring Offer Shares in reliance on an exemption from applicable prospectus requirements in the Private Placement Provinces;

- such purchaser is either purchasing Offer Shares as principal for its own account, or is deemed to be purchasing Offer Shares as principal for its own account in accordance with the applicable securities laws of the province in which such investor is resident, by virtue of being either (i) a designated trust company; (ii) a designated insurance company; (iii) a portfolio manager; or (iv) another entity similarly deemed by those laws to be purchasing as principal for its own account when purchasing on behalf of other beneficial investors;

- such purchaser is purchasing in respect of a trade for which there is an exemption from the registration requirements of applicable Canadian securities laws or which is otherwise in compliance with such laws;

- such purchaser acknowledges and agrees that the offer and sale of Offer Shares was made exclusively through this document and was not made through an advertisement of the Offer Shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada;

- acknowledges that the Offer Shares are being distributed in Canada on a private placement basis only and that any resale of Offer Shares must be in accordance with the requirements of applicable securities laws; and

- the purchaser acknowledges and agrees that its name and other specified information, including the number of Offer Shares purchased, will be disclosed to the relevant Canadian securities regulatory authorities and may become available to the public in accordance with the requirements of applicable securities and freedom of information laws. The purchaser consents to the disclosure of such information. If required by applicable securities laws or stock exchange rules, the purchaser agrees to execute, deliver and file or assist the dealer in obtaining and filing such reports, undertakings and other documents relating to the purchase of the Offer Shares by the purchaser as may be required by any securities commission, stock exchange or other regulatory authority.

Language of Document

Each purchaser of Offer Shares in Canada that receives a purchase confirmation hereby agrees that it is such purchaser's express wish that all documents evidencing or relating in any way to the sale of such Offer Shares be drafted in the English language only. *Chaque acheteur au Canada des valeurs mobilières recevant un avis de confirmation à l'égard de son acquisition reconnaît que c'est sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière à la vente des valeurs mobilières soient rédigés uniquement en anglais.*

Canadian Resale Restrictions

The distribution of the Offer Shares in the Private Placement Provinces is being made on a private placement basis. Accordingly, any resale of the Offer Shares must be made (i) through an appropriately registered dealer or in accordance with an exemption from the dealer registration requirements of applicable provincial securities laws and (ii) in accordance with, or pursuant to an exemption from, the prospectus requirements of such laws. Such resale restrictions may not apply to resales made outside of Canada, depending on the circumstances. Purchasers of Offer Shares are advised to seek legal advice prior to any resale of Offer Shares.

Statutory Rights of Action (Ontario Purchasers)

Subsection 6.2(1) of Ontario Securities Commission Rule 45-501 – *Ontario Prospectus and Registration Exemptions* ("OSC Rule 45-501") provides that when a Prospectus, such as this document, is delivered to an investor to whom securities are distributed in reliance upon the "accredited investor" prospectus exemption in section 2.3 of NI 45-106, the right of action referred to in section 130.1 of the *Securities Act* (Ontario) ("Section 130.1") is applicable, unless the prospective purchaser is:

(a) a Canadian financial institution, meaning either: (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under subsection 473(1) of that Act; or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services corporation, or league that, in each case is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction in Canada;

(b) a Schedule III bank, meaning an authorized foreign bank named in Schedule III of the *Bank Act* (Canada);

(c) the Business Development Bank of Canada incorporated under the *Business Development Bank of Canada Act* (Canada); or

(d) a subsidiary of any person referred to in paragraphs (a), (b) or (c), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary.

Section 130.1 provides purchasers who purchase securities offered by a Prospectus with a statutory right of action against the issuer of securities and any selling security holder for rescission or damages in the event that the Prospectus and any amendment to it contains a "misrepresentation." "Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make any statement not misleading or false in the light of the circumstances in which it was made.

Where this document, together with any amendment to it, is delivered to an eligible prospective purchaser of Offer Shares in connection with a trade made in reliance on section 2.3 of NI 45-106, and this document contains a misrepresentation which was a misrepresentation at the time of purchase of the Offer Shares, the purchaser will have a statutory right of action against Trolltech for damages or, while still the owner of Offer Shares, for rescission, in which case, if the purchaser elects to exercise the right of rescission, the purchaser will have no right of action for damages, provided that the right of action for rescission will be exercisable by the purchaser only if the purchaser gives notice to the defendant, not more than 180 days after the date of the transaction that gave rise to the cause of action, that the purchaser is exercising this right; or, in the case of any action, other than an action for rescission, the earlier of: (i) 180 days after the plaintiff first had knowledge of the facts giving rise to the cause of action, or (ii) three years after the date of the transaction that gave rise to the cause of action.

The defendant shall not be liable for a misrepresentation if it proves that the purchaser purchased the Offer Shares with knowledge of the misrepresentation.

In an action for damages, the defendant shall not be liable for all or any portion of the damages that the defendant proves do not represent the depreciation in value of the Offer Shares as a result of the misrepresentation relied upon.

Subject to the paragraph below, Trolltech is liable, and every person or company who becomes liable to make any payment for a misrepresentation may recover a contribution from any person or company who, if sued separately, would have been liable to make the same payment, unless the court rules that, in all the circumstances of the case, to permit recovery of the contribution would not be just and equitable.

Despite the paragraph above, Trolltech shall not be liable where it is not receiving any proceeds from the distribution of the Offer Shares being distributed and the misrepresentation was not based on information provided by Trolltech, unless the misrepresentation,

(a) was based on information that was previously publicly disclosed by Trolltech;

(b) was a misrepresentation at the time of its previous public disclosure; and

(c) was not subsequently publicly corrected or superseded by Trolltech prior to the completion of the distribution of the Offer Shares.

In no case shall the amount recoverable for the misrepresentation exceed the price at which the Offer Shares were offered.

The foregoing statutory right of action for rescission or damages conferred is in addition to and without derogation from any other right the purchaser may have at law.

This summary is subject to the express provisions of the *Securities Act* (Ontario) and the regulations and rules made under it, and you should refer to the complete text of those provisions.

Enforcement of Legal Rights

All of the directors and officers (or their equivalents) of Trolltech, as well as any experts named herein may be located outside of Canada and, as a result, it may not be possible for purchasers to effect service of process within Canada upon Trolltech or such experts. All or a substantial portion of the assets of Trolltech and such experts may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against Trolltech or such experts in Canada or to enforce a judgment obtained in Canadian courts against Trolltech or such experts outside of Canada.

Canadian Tax Considerations and Eligibility for Investment

This document does not address the Canadian tax consequences of ownership of the Offer Shares. Prospective purchasers of Offer Shares should consult their own tax advisers with respect to the Canadian and other tax considerations applicable to their individual circumstances and with respect to the eligibility of the Offer Shares for investment by purchasers under relevant Canadian legislation.

Currency

The Offer Price, financial statements and certain other financial information disclosed in this prospectus are presented in Norwegian kroner. The following tables set out for the periods indicated, the period-end, high, low and average Canadian Noon Rates(1) between the Canadian dollar ("**Cdn$**") and the Norwegian kroner (expressed in NOK per Cdn$1.00):

Period(2)	**Period-end**	**High**	**Low**	**Average**
2006 (up to 31 March)	5.66	5.93	5.60	5.78
2005	5.82	5.82	4.99	5.32
2004	5.00	5.37	4.87	5.18
2003	5.18	5.49	4.40	5.06
2002	4.40	5.74	4.40	5.08
2001	5.65	6.24	5.46	5.81

(1) The term "Canadian Noon Rate" means the European Central Bank noon exchange rate.
(2) Unless otherwise specified, each reference to a year is a year ended December 31.

On June 15, 2006, Cdn$1.00 = NOK 5.56, based on the Canadian Noon Rate.

These exchange rates are provided only for the convenience of the reader. No representation is made that the Norwegian kroner amounts could have been converted into Canadian dollars at the above rates on any of the dates indicated or at any other rate.

For information on legislation relating to withholding taxes in respect of the Offer Shares, please refer to the section entitled "Taxation—Norwegian Taxation" and for information relating to foreign exchange controls, please refer to the section entitled "Exchange Controls".

Japan

The Offer Shares have not been and will not be registered under the Securities and Exchange Law of Japan, as amended, (the "SEL") and, accordingly, each Manager has undertaken that it has not offered or sold, or will not offer or sell any Offer Shares, directly or indirectly, in Japan or to, or for the account or benefit of, any Japanese Person except under circumstances which will result in the compliance with the SEL and any other applicable laws and regulations promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other equity organized under the laws of Japan.

United States

The Offer Shares have not been and will not be registered under the Securities Act, and may not be offered or sold except (i) within the United States to QIBs in reliance on Rule 144A or (ii) to certain persons in offshore transactions in reliance on Regulation S under the Securities Act, and in accordance with any applicable securities laws of any state or territory of the United States or any other jurisdiction. Accordingly, each Manager has represented and agreed that it has not offered or sold, and will not offer or sell, any of the Offer Shares as part of its allocation at any time other than to QIBs in the United States in accordance with Rule 144A or outside of the United States in accordance with Rule 903 of Regulation S. Transfer of the Offer Shares will be restricted and each purchaser of the Offer Shares in the United States will be required to execute an investment letter and to make certain acknowledgements, representations and agreements, as described under "Transfer Restrictions."

In addition, until 40 days after the date of this prospectus, an offer or sale of Offer Shares within the United States by a dealer, whether or not participating in the Global Offering, may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A of the Securities Act.

United Kingdom

Each Manager has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Acts 2000 (the "FSMA")) received by it in connection with the issue or sale of the Offer Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offer Shares in, from or otherwise involving the United Kingdom.

Expenses and the Managers relation to the Company

We estimate that the Company's expenses in connection with the Global Offering (including commissions paid to the Managers as described below) will amount to NOK 24.2 million and anticipates that these expenses will be paid in cash.

The expenses will be deducted from the premium associated with the Offering before it is transferred to the share premium reserve. No costs relating to the Offering will be for the account of the applicants, other than the Offering Price itself.

The following table shows the per Offer Share and total commissions to be paid to the Managers by the Company.

Per Share	NOK 1.75
Total	NOK 13.1 million

The Managers have in the past and may in the future perform certain banking and advisory services for the Company in the ordinary course of business.

In the Subscription Agreement, the Company has made certain representations and warranties in favor of the Managers and the Company has also agreed to indemnify the Managers against certain liabilities, including liabilities under the Securities Act and other applicable securities laws. The Company has also agreed to pay costs, fees and expenses and reimburse the Managers for certain of their expenses in connection with the sale of the Offer Shares.

TRANSFER RESTRICTIONS

General

The Offer Shares have not been registered under the Securities Act or with any securities regulatory authority of any state or territory of the United States and, accordingly, may not be offered, sold, pledged or otherwise transferred or delivered except pursuant to an exemption from the registration requirements under the Securities Act or pursuant to an effective registration statement under the Securities Act. The term "United States" as used in this section has the meaning given to it by Regulation S.

Offer Shares initially offered and sold to investors in the United States pursuant to Rule 144A will be subject to certain restrictions on transfers. In particular, purchasers of Offer Shares in the United States must sign and deliver the certificate described below in which they agrée, among other things, not to resell the Offer Shares except outside the United States under Regulation S and not to deposit the Offer Shares in any unrestricted depositary facility.

Purchasers of Offer Shares Offered in Reliance on Rule 144A

Each purchaser of the Offer Shares offered in reliance on Rule 144A will be deemed to have delivered, represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

1. The purchaser (i) is a qualified institutional buyer (a "QIB") or a broker-dealer acting for the account of a QIB, (ii) is acquiring such Shares for its own account or for the account of a QIB, and (iii) is aware that the Offer Shares are "restricted securities" within the meaning of the Securities Act;
2. The purchaser is aware that the Offer Shares have not been and will not be registered under the Securities Act and are being offered in the United States in reliance on Rule 144A;
3. The purchaser understands and agrees that the Offer Shares may not be offered, sold, pledged or otherwise transferred except outside the United States in accordance with Rule 903 or 904 of Regulation S;
4. The purchaser acknowledges and agrees that neither the Offer Shares nor any Shares obtained or purchased in one or more prearranged transactions in substitution therefor may be deposited into any unrestricted depositary receipt facility in respect of Shares established or maintained by a depositary bank unless and until such time as the Offer Shares are no longer "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act;
5. Any offer, sale, pledge or other transfer made other than in compliance with the above stated restrictions shall not be recognized by Trolltech in respect of the Offer Shares; and
6. The purchaser acknowledges that Trolltech, the Managers, their affiliates, and others will rely upon the truth and accuracy of the foregoing representations and agreements, and agrees to notify the Managers promptly in writing if any of its confirmations, acknowledgements or agreements herein ceases to be accurate and complete. The purchaser hereby irrevocably agrees that the certificate or a copy thereof may be produced to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered thereby.

LEGAL MATTERS

The validity of the Offer Shares and certain other legal matters will be passed upon by Advokatfirmaet Schjødt AS, the Company's Norwegian legal counsel, and Hogan & Hartson L.L.P., the Company's U.S. legal counsel. Certain legal matters will be passed upon for the Managers by Thommessen Krefting Greve Lund AS Advokatfirma, Norwegian legal counsel to the Managers, and Cleary Gottlieb Steen & Hamilton LLP, U.S. legal counsel to the Managers.

INDEPENDENT ACCOUNTANTS

The consolidated financial statements of Trolltech ASA as of December 31, 2005, and for each of the two years in the period ended December 31, 2005, prepared in accordance with IFRS as adopted by the EU, included in this prospectus, have been audited by the Company's auditor PricewaterhouseCoopers AS, independent accountants as stated in their report appearing herein.

The consolidated financial statements of Trolltech ASA as of December 31, 2004, and for each of the two years in the period ended December 31, 2004, prepared in accordance with Norwegian GAAP, included in this prospectus, have been audited by the Company's auditor PricewaterhouseCoopers AS, independent accountants as stated in their report appearing herein.

With respect to the unaudited condensed consolidated interim financial information of Trolltech ASA for the three-month periods ended March 31, 2006 and 2005, included in this prospectus, PricewaterhouseCoopers AS reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 18, 2006 appearing herein, states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied.

PricewaterhouseCoopers AS has its registered address at Karenlyst allé 12, N-0245 Oslo and is member of The Norwegian Institute of Public Accountants.

DOCUMENTS ON DISPLAY

For 12 months from the date of this prospectus, the following documents (or copies thereof) may be physically inspected at the principal office of the Company, Sandakerveien 116, NO-0402 Oslo, Norway (telephone number +47 21 60 48 00):

- The articles of association of Trolltech ASA (as of the date hereof and as of the first day of listing);
- The historical financial information of Trolltech ASA and its subsidiaries for the two years preceding the publication of this prospectus.

GLOSSARY OF KEY INDUSTRY TERMS

Application Programming Interface	-	A language and message format used by an application program to communicate with an operating system or some other control program, sometimes referred to as "API".
application	-	A computer program designed to perform specific operations.
architecture	-	The design of a computer system. It sets the standard for all devices that connect to it and all the software that runs on it. It is based on the type of programs that will be run and the number of programs that will run concurrently.
BSD license	-	A software license that requires the user to acknowledge the original authors and poses no restrictions on how the source code may be used (*i.e.*, derivative works are not required to be released under the license).
C + +	-	An industry standard object-oriented computer programming language.
class library	-	In programming, a library is a collection of preprogrammed routines that a program can use
code base	-	The collection of all source code of all computer programs that make up a complete application.
component	-	One element in a larger software application consisting of routines and modules.
developer tool	-	Software tools that support the activities of applications development, such as analysis, design and coding.
embedded computing device	-	A computer system that is loaded (embedded) into a device and that controls it.
feature phones	-	A generic term for telephones incorporating a range of features and software
footprint	-	The portion of computing resources, typically RAM, processing time and disk space that a software application requires in order to operate.
GPL	-	General Public License. A software license under which a license is provided at no cost but the source code derivative works must also be made available under a GPL license.
Graphical User Interface	-	A user interface based on graphics rather than text, sometimes referred to as a "GUI".
HTML	-	A computer language used to structure text and multimedia documents and to set up hyperlink-text links between documents.
Java	-	An object-oriented computer programming language developed and trademarked by Sun Microsystems.
KDE/	-	K Desktop Environment is an open-source graphical desktop environment

KDE project for Unix workstations.

Linux - A computer operating system. It is an example of open source development and free software; unlike proprietary operating systems such as Microsoft Windows or Mac OS, all of the Linux underlying source code is available to the public for anyone to freely use, modify and redistribute.

Mac OS - The computer operating system for Apple Computer's Macintosh line of personal computers and workstations.

Microsoft Windows - A personal computer operating system manufactured by Microsoft.

.NET - A business platform developed by Microsoft and its collection of programming support for Web services.

OS - Operating System. A software layer between the hardware and the application programs running on the computer (the Browser being an example of an application). The operating system makes services and functions such as scheduling, memory allocation, networking, and manes for handling input/output between applications and between an application and the end user available to the applications.

platform - A software framework, which allows software to run. Typical platforms include a computer's architecture, operating system, or programming languages and their libraries.

PSO - Professional Services Organization. A Trolltech business unit that provides customer support, consultancy and training services on the features of *Qt* and *Qtopia* products.

rich text - The result of adding additional information to plain text, which include adding font data, color, formatting information, phonetic annotations, interlinear text, among others.

scalable - An application device that can handle a large increase in uses, workload or transactions without undue strain.

smartphones - A generic term for handheld devices that integrate mobile phone capabilities with special computer-enabled features such as wireless email, Internet, Web browsing and personal information management.

scripting - An interactive feature usually written for a specific operating system, which performs a series of commands in a particular sequence.

source code - Code written by a computer programmer in a high-level language read by people but not by computers. Source code must be converted into the object code or machine language before a computer can execute the program.

UNIX - An operating system developed by Bell Labs in the 1970s.

user interface - The aggregate of means by which a computer user can interact with a particular machine, device, computer program or other complex tool, including both input devices and output devices.

windowing system - A graphical user interface that uses the window as one of the primary metaphors, which allow the user to work with several software applications at the same time.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

(All numbers in NOK 1,000 unless otherwise stated) As of December 31

ASSETS	NOTES	IFRS 2005	2004
Non-current assets			
Property, plant and equipment	6	5,580	3,015
Intangible assets	7	29,886	22,920
Deferred tax assets	8	460	139
Other non-current assets		220	230
Total non-current assets		**36,146**	**26,304**
Current assets			
Trade and other receivables	9	28,921	16,383
Financial assets at fair value through profit or loss	10	20,057	-
Cash and cash equivalents	11	42,618	20,012
Total current assets		**91,596**	**36,395**
TOTAL ASSETS		**127,742**	**62,699**
EQUITY			
Share capital	12	217	194
Other reserves	12	51,557	5,599
Retained earnings	12	5,082	17,542
Total equity		**56,856**	**23,335**
LIABILITIES			
Non-current liabilities			
Pension liabilities	13	1,559	1,780
Deferred revenue	15	4,181	353
Deferred tax liabilities	8	3,007	1,744
Other liabilities	-	125	61
Total non-current liabilities		**8,872**	**3,938**
Current liabilities			
Trade and other payables	14	16,843	9,893
Current income tax liabilities	8	653	437
Deferred revenues	-	42,442	24,617
Provisions for other liabilities	16	2,076	479
Total current liabilities		**62,014**	**35,426**
Total liabilities		**70,886**	**39,364**
TOTAL EQUITY AND LIABILITIES		**127,742**	**62,699**

The notes on pages 6 to 36 are an integral part of these consolidated financial statements.

Oslo, May 10, 2006

The Board of Trolltech ASA

CONSOLIDATED INCOME STATEMENT

(All numbers in NOK 1,000 unless otherwise stated) **As of December 31**

		IFRS	
	NOTES	2005	2004
Revenues		**118,539**	**85,207**
Employee benefit expense	7, 17	(68,074)	(42,514)
Other operating costs	20	(50,192)	(26,378)
Depreciation and amortisation	6, 7	(10,135)	(7,091)
Other income (expense), net	21	(836)	309
Operating profit (loss)		**(10,698)**	**9,533**
Finance income	-	935	141
Profit (loss) before income tax		**(9,763)**	**9,674**
Income tax expense	8	(2,697)	(2,221)
Profit (Loss) for the year		**(12,460)**	**7,453**

Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in NOK per share)

- basic	22	(0.59)	0.39
- diluted	22	(0.59)	0.38

The notes on pages 6 to 36 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	NOTES	Share capital	Other reserves	Retained earnings	Total equity
Balance at January 1, 2004	12	**193**	**5,753**	**10,089**	**16,035**
Currency translation differences	12		(1,184)		(1,184)
Profit for the year				7,453	7,453
Total recognised income for 2004		-	(1,184)	7,453	6,269
Employees share option scheme 2004:					
– value of employee services		-	460	-	460
– proceeds from shares issued	12	1	570	-	571
Balance at December 31 2004		**194**	**5,599**	**17,542**	**23,335**
Currency translation differences	12		1,336		1,336
Loss for the year				(12,460)	(12,460)
Total recognised income for 2005		-	1,336	(12,460)	(11,124)
Share issue net of transaction cost	12	23	41,034	-	41, 057
Employees share option scheme 2005:					
– value of employee services		-	3,476	-	3,476
– proceeds from shares issued	12	0	112	-	112
Balance at December 31, 2005		**217**	**51,557**	**5,082**	**56,856**

The notes on pages 6 to 36 are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

	NOTES	IFRS 2005	2004
Cash flows from operating activities			
Profit (loss) before taxes for the period		(9,763)	9,674
Adjustments for:			
- Depreciation and amortisation	6, 7	10,177	7,091
- Non-cash transition related to cost of share options		3,476	460
Changes in working capital (excluding the effects of exchange differences on consolidation):			
- Trade- and other receivables	9	(12,586)	(6,517)
- Trade and other payables and provisions	14	8,827	3,008
- Deferred revenue	-	21,653	7,111
- Pension liability	13	(221)	713
Cash generated from operations		21,563	21,540
- Income tax paid	8	(1,620)	(889)
Net cash generated from operating activities		**19,943**	**20,651**
Cash flows from investing activities			
Investments in intangible assets	7	(14,625)	(14,293)
Purchase of property, plant and equipment	6	(4,955)	(1,719)
Purchase of financial assets at fair value through profit or loss (money market fund)	10	(20,000)	-
Net cash used in investing activities		**(39,580)**	**(16,012)**
Cash flows from financing activities			
Proceeds from issuance of ordinary shares	12	41,169	571
Net cash generated from financing activities		**41,169**	**571**
Net increase in cash and cash equivalents		**21,532**	**5,210**
Cash and cash equivalents at beginning of the year	11	**20,012**	**16,064**
Exchange gains (losses) on cash	-	1,074	(1,262)
Cash and cash equivalents at end of the year	11	**42,618**	**20,012**

The notes on pages 6 to 36 are an integral part of these consolidated financial statements.

NOTE 1 CORPORATE INFORMATION

Trolltech AS ("the Company") and its subsidiaries (together 'the Group') develop, distribute and sell Qt and Qtopia software. Qt is a complete C++ application framework, including a class library and tools for cross-platform development. Qtopia is comprehensive application platform for mobile and embedded devices powered by Linux.

The Company is a limited liability company incorporated and domiciled in Norway. The address of its registered office is Sandakerveien 116, N-0402 Oslo.

The consolidated financial statements for 2005, closing December 31, include the company and its subsidiaries as stated in note 2.2 below. These consolidated financial statements have been authorised for issue by the Board of Directors on May 10, 2006.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.

2.1 Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and correspond with the interpretation of the International Standards Board. These are the Group's first IFRS financial statements and IFRS 1 has been applied. Reconciliations of the company's equity as of January 1, 2004 and December 31, 2004 and results for the year ended December 31, 2004 reported under Norwegian GAAP to International Financial Reporting Standards as adopted by the European Union are included below in note 27.

IFRS 1 First Time Adoption of International Financial Reporting Standards permits those companies adopting IFRS for the first time to take certain exemptions from the full requirements of IFRS in the transition period. Trolltech has used the following key optional exemptions:

- Employee benefits (IAS 19): All cumulative actuarial gains and losses have been recognised in equity at the transition date.
- Share based payments: The Group has adopted the exemption to apply IFRS 2 only to awards made after November 7, 2002 and vested after January 1, 2005.

Trolltech has chosen not to adopt the exemption to restate items of property, plant and equipment to fair value at the transition date. Such items have been maintained at historical cost. The same applies for the exemption allowing the cumulative translation differences related to foreign subsidiaries to be reset to zero at the transition date.

A full explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Group are provided in note 27

The consolidated financial statement is presented in Norwegian currency and is rounded up to thousands (1,000). The consolidated financial statements have been prepared under the historical cost convention, except for financial assets at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

Interpretations and amendments to published standards effective in 2005

The following amendments and interpretations to standards are mandatory for the Group's accounting periods beginning on or after September 1, 2004:

- IFRIC 2, Members' Shares in Co-operative Entities and Similar Instruments (effective from January 1, 2005);
- SIC 12 (Amendment), Consolidation - Special Purpose Entities (effective from January 1, 2005); and
- IAS 39 (Amendment), Transition and Initial Recognition of Financial Assets and Financial Liabilities (effective from January 1, 2005).

Management assessed the relevance of these amendments and interpretations with respect to the Group's operations and concluded that they are not relevant to the Group.

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after January 1, 2006 or later periods but which the Group has not early adopted, as follows:

IAS 19 (Amendment), Employee Benefits (effective from January 1, 2006)
This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the accounts.

IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from January 1, 2006)
The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to the Group's operations, as the Group has not entered into any intragroup transactions that would qualify as a hedged item in the consolidated financial statements as of December 31, 2005 and 2004.

IAS 39 (Amendment), The Fair Value Option (effective from January 1, 2006)
This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Group believes that this amendment is not applicable, as the Group has not entered into any such financial instruments.

IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts (effective from January 1, 2006)
This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the higher of (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. Management has considered this amendment to IAS 39 and IFRS 4 (Amendment) and has concluded that the amendments are not currently relevant to the Group.

IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources (effective from January 1, 2006)
These amendments are not relevant to the Group's operations, as the Group does not carry out exploration for and evaluation of mineral resources.

IFRS 6, Exploration for and Evaluation of Mineral Resources (effective from January 1, 2006)
IFRS 6 is not relevant to the Group's operations.

IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements - Capital Disclosures (effective from January 1, 2007)
IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the

disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

IFRIC 4, Determining whether an Arrangement contains a Lease (effective from January 1, 2006)
IFRIC 4 requires the determination of whether an arrangement contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management has assessed the impact of IFRIC 4 on the Group's operations and concluded that it is currently not relevant.

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from January 1, 2006)
IFRIC 5 is currently not relevant to the Group's operations.

IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (effective from December 1, 2005)
IFRIC 6 is currently not relevant to the Group's operations.

2.2 Consolidation

Subsidiaries

Subsidiaries are all entities over which the Group that has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. All subsidiaries have been incepted by the parent company.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Consolidated subsidiaries

Trolltech AS has 100% shareholding and voting rights in the following subsidiaries; Trolltech Pty Ltd with it's business address in Brisbane (Australia) and Trolltech Inc with it's business address in Palo Alto (USA).

2.3 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments. IAS 14 has been applied as the Company is in the process of going to public securities market.

2.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Norwegian kroner, which is the functional currency for the parent company and the presentation currency for the Group.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

(c) Group companies

The Australian and the American subsidiaries have respectively AUD and USD as their functional currency. The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

Assets and liabilities for each balance sheet presented are translated at the closing rate, AUD 4.96 (2004: AUD 4.71) and USD 6.77 (2004: USD 6.04) at the date of that balance sheet;

Income and expenses for each income statement are translated at average exchange rates AUD 4.92 (2004: AUD 4.98) and USD 6.48 (2004: USD 6.72) (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and all resulting exchange differences from operations are recognised as a separate component of equity.

Exchange differences of intercompany receivables and payables are recognised in the income statement.

2.5 *Property, plant and equipment*

Property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Depreciation on assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Computers and other office equipment; 3 years
Furniture and other fixtures; 2 - 5 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.7). Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

2.6 *Research and development*

Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when developing identifiable and unique software products controlled by the Group, it is probable that the project will be a success, considering its commercial and technological feasibility and costs can be measured reliably. Direct attributable costs include the software development employee costs and an appropriate portion of relevant overheads when directly attributable. Software development costs recognised as intangible assets that have a finite useful life are amortised over their estimated useful lives (three to four years) from the commencement of the commercial production of the product on a straight line basis over the period of its expected benefit. Other costs associated with research and maintaining the software are recognized as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

2.7 Impairment of non-financial assets

Assets that are subject to amortisation and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8 Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Changes in fair value of such derivatives are recognised within financial income (loss) in the income statement.

2.9 Trade receivables

Trade receivables are recognised initially at fair value less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered as indicators that the trade receivable is impaired.

2.10 Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less. All cash and cash equivalents not available to the Group at the balance sheet date are classified as restricted as specified in note 11.

2.11 Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.12 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.13 Employee benefits

(a) Pension obligations

The parent company, Trolltech AS, operates one defined benefit plan for the Trolltech AS employees. The defined benefit plan defines an amount of pension benefit that an employee will receive on retirement, dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the balance sheet in respect to the defined benefit pension plan is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees' expected average remaining working lives.

Past-service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

(b) Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity.

Modification of previously granted options that increases the fair value of the options are accounted for as follows; the incremental fair value granted is included in the measurement of the amount recognised for service received over the period from the modification date until the date when the modified option vest, in addition to the amount based on the grant date fair value of the original options, which is recognised over the remainder of the original vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Social security taxes related to Share-based compensations are being recognized as a cash-settled liability and an expense at the date of grant based on the fair value of the options issued multiplied by the respective social tax rate. Adjustments to the social security tax liability are being recognized as an expense or as a reduced expense in subsequent periods based on changes in fair value of the options issued.

2.14 Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of past event and it is more likely than not that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

Social security taxes on stock options are recognised in accordance with description under stock options above.

2.15 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of software and services in the ordinary course of the Group's activities. Some of the sales contracts consist of multiple components and the recognition criteria are applied to separably identifiable components to reflect the substance of the transaction based on the relative identifiable fair values of the components. Revenue is shown, net of value-added tax, estimated returns, rebates and discounts and after eliminated sales within the Group. The Group follows the revenue recognition principles as outlined below for the different types of products and services.

License and post contract service ("PCS");
Fees for software licenses are fixed and non-refundable. Once the license is delivered (i.e. the product is made available to the customer) a Group entity has no remaining obligations to perform. Fees for software licenses in that case are recognised when a group entity has delivered the software license to customer.

PCS, which gives the customer a right to upgrades and e-mail support, is recognised ratably over the service period.

Other services;
Revenue on fixed price projects, such as e.g. engineering service, is recognised based on percentage of completion method as work progresses and service is performed. However, if outcome of the contract cannot be measured reliably, revenue is only recognised to the extent of the expenses recognised that are recoverable. Estimated losses on fixed-price service arrangements are recognised as an expense when it is probable that total contract costs will exceed total contract revenue.

Revenue from training and consulting service elements is generally recognised as the services are rendered.

"Run-time fee";
Customers that use Qt software to develop software in an embedded device pays a price per unit sold (i.e. run-time fee). Fixed non-refundable run-time fee paid for a pre-defined period is recognised ratably over the contract period. However, if the customer reports sales of the embedded device that exceeds the number of embedded devices already paid for as part of the fixed fee, the incremental run-time fee is recognised based on sales reports received from the customer.

Other run-time fees that are paid for an unspecified period are recognised based on sales reports received from the customer. For some contracts, the Group does not receive any sales reports from its customers. For such contracts, run-time fee will be recognised when the company has obtained objective evidence that the customer has cancelled its project related to the sales contract.

2.16 Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease

The Company has not yet entered into any lease contract that should be classified as a finance lease.

2.17 Government grants

Grants from the government ("SkatteFUNN") are recognized at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all the conditions. The grant is given based research and development activities.

The company has utilized this scheme that is available to all Norwegian registered enterprises. Under this scheme the company qualifies for a direct reduction in tax payable. However, if the Company is not in a position to pay tax, the grant will be received as a cash refund.

The government grant, representing the deduction in tax payable or cash granted, is included as a reduction of other operating costs and employee benefit expenses when granted for the Group's research and development activities that has been expensed as incurred. The portion of the grant related to capitalised development expenses is recognised as a reduction of capitalised development expenses and credited to the income statement over the expected life of the related intangible asset as from the date of commercialisation.

2.18 Earnings per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

For the purpose of calculating diluted earnings per share, the net profit attributable to ordinary shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential ordinary shares from exercise of stock options. Stock options are deemed to have been converted into ordinary shares on the date when the options were granted. When net profit is negative, the dilutive instruments described above will have an anti dilutive effect when calculating dilutive earnings per share. IAS 33 has been applied as the Company is in the process of entering the public securities market.

NOTE 3 FINANCIAL RISK MANAGEMENT

The Group's activities are exposed to certain financial risks: market risk, credit risk, and liquidity risk. The Group's overall risk management plan focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. Risk management is carried out by the Chief Financial Officer.

(a) Market risk

Foreign exchange risk; The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the following currencies; US dollar, Euro and Australian dollar. A material part of all revenues are customer invoices in EUR and US dollars, while operating expenses are mostly denominated in NOK, US dollar, Euro and Australian dollar. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and the investment of excess liquidity. Currently, the Company uses no derivative financial instruments to hedge the above mentioned risk exposures.

(b) Credit risk

The company has no significant concentrations of credit risk as the customer base consists of many customers with relatively small balances. It has routines in place to ensure that sales of products and services are made to customers with an appropriate credit history. The company monitors aging balances carefully.

(c) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and available-for-sale financial assets and managing operations according to budget. Trolltech has in 2004 and 2005 generated positive cash flows from operations. In 2005, the Group performed a share issuance with net proceeds of NOK 41million and should be able to raise additional funds if the liquidity status requires additional funding. Cash positions are monitored regularly.

NOTE 4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated, and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a) Revenue recognition
The Group uses the percentage-of-completion method in accounting for some of its sales of services. Use of the percentage-of-completion method requires the Group to estimate the service performed to date as a proportion of the total service to be performed.

(b) Income taxes
The Group is subject to income taxes in certain tax jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Among other, deferred tax assets are only recognised to the extent that it is probable that future taxable profit will be available.

(c) Provision for bad debt
Typically, customer receivables include a large amount of balances with relatively small amounts. The company has standard collection routines for all receivables that are not paid within the due date. The company makes provisions for bad debt based on quarterly aging balances from the customer sub ledger. The provisions are reviewed periodically.

(d) Pensions
The determination of pension benefit obligation and expense for defined benefit pension plans is dependent on selection of certain assumptions used by actuaries in calculating such amounts. These assumptions are described in note 13 and include, amongst others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. The assumptions are based on actual historical experience and external data regarding compensation and discount rate trends. While we believe that the assumptions are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect pension obligation and future expense.

e) Share-based compensation
The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. The options' fair value is determined by using the Black & Scholes option pricing model. The significant inputs to that model are share price at the grant date, exercise price, standard deviation of expected share price returns, option life and risk-free interest rate.

The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over a corresponding period as the vesting period for three comparable companies listed on the Oslo Stock Exchange. The expense recognised is also conditional on an estimate of the number of options that will vest. This estimate is reviewed yearly based on actual employee turnover.

For detailed information of the inputs to the model we refer to note 12.

f) Research and development
Development costs are either capitalized or expensed as incurred based on an assessment of the nature of the expenses. Expenses that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will generate probable economic benefits, are recognised as intangible assets. Development costs are capitalised because the Group has got a successful history of using the existing platform for ten years and the new developments are based on it. Software development costs recognised as assets are amortised over their estimated useful lives (three to four years). Other costs associated with research and maintaining software programs are recognized as an expense as incurred.

Management determines the estimated useful lives and related amortisation charges for capitalized assets. Management reviews the estimated useful lives of capitalized assets and applied amortisation method annually. The effect of any changes to the amortisation plans are amortised over the remaining useful life of the assets.

NOTE 5 SEGMENT INFORMATION

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within particular economic environments that are subject to risks and returns that are different from those of segments operating in other economic environments. The Group has operating companies located in three countries; Norway, USA and Australia. In addition, the Company has one representation office in Beijing, China.

Primary reporting format - business segments
According to the Group's internal financial reporting systems, business segments are the primary basis for segmentation. Based on IAS 14, the Company considers that the entire Group's operations constitute a single business segment. The Company's business areas and revenues are strongly dependent on each other and have similar risks, deliveries and returns, meaning that they are similar of nature and therefore not reported separately.

Secondary reporting format - geographical segments
Secondary segments consist of geographic markets. The risk and returns of the Group are influenced both by the geographical location of its operations and also by the location of its markets. Trolltech's definition of geographical segments is based on the location of its markets and customers.

Transactions within the different segments are eliminated.

Revenues
(All numbers in NOK 1,000)

	%	**2005**	%	**2004**
EMEA	41.7	49,431	43.7	37,235
Americas	46.0	54,528	44.8	38,173
Asia/Pacific	12.3	14,580	11.5	9,799
Total	**100**	**118,539**	**100**	**85,207**

Assets
(All numbers in NOK 1,000)

	%	**2005**	%	**2004**
EMEA	76.0	97,067	67.2	42,106
Americas	14.3	18,303	18.3	11,487
Asia/Pacific	9.7	12,372	14.5	9,106
Total	**100**	**127,742**	**100**	**62,699**

Capital expenditures
(All numbers in NOK 1,000)

	%	**2005**	%	**2004**
EMEA	59.2	11,582	65.9	10,544
Americas	2.8	548	0.9	151
Asia/Pacific	38.0	7,450	33.2	5,317
Total	**100**	**19,580**	**100**	**16,012**

Analysis of sales by category
(All numbers in NOK 1,000)

	%	2005	%	2004
Sales of Licenses	48.8	57,817	56.7	48,329
License subscription and support	40.6	48,138	38.9	33,104
Engineering and consulting	6.2	7,311	3.7	3,147
Other revenue	4.4	5,273	0.7	627
Total	**100**	**118,539**	**100**	**85,207**

NOTE 6 PROPERTY, PLANT AND EQUIPMENT

(All numbers in NOK 1,000)

	Office machines	Furniture	Fixtures	Total
Cost at January 1, 2004	6,542	3,267	1,938	11,747
Additions	799	608	312	1,719
Disposals	(231)	(10)	-	(241)
Exchange differences	(131)	(71)	(13)	(215)
Cost at December 31, 2004	6,979	3,794	2,237	13,010
Depreciation at January 1, 2004	5,368	2,001	1,127	8,496
Depreciation for the year	778	636	439	1,852
Disposals	(187)	-	-	(187)
Exchange differences	(99)	(62)	(6)	(166)
Depreciation at December 31, 2004	5,860	2,575	1,560	9,995
Carrying amount at December 31, 2004	**1,119**	**1,219**	**677**	**3,015**
Cost at January 1, 2005	6,979	3,794	2,237	13,010
Additions	2,780	1,523	652	4,955
Disposals	(1,593)	-	(2,055)	(3,648)
Exchange differences	147	79	13	239
Cost at December 31, 2005	8,313	5,396	847	14,556
Depreciation at January 1, 2005	5,860	2,575	1,560	9,995
Depreciation for the year	878	910	585	2,373
Disposals	(1,474)	-	(2,026)	(3,500)
Exchange differences	36	69	3	108
Depreciation at December 31, 2005	5,300	3,554	122	8,976
Carrying amount at December 31, 2005	**3,013**	**1,842**	**725**	**5,580**

As of December 31 2005, no property, plant and equipment were pledged as security for financing arrangements.

Depreciation expense of NOK 253 (2004: NOK 212) has been reallocated to the balance sheet as capitalised development costs.

NOTE 7 INTANGIBLE ASSETS

(All numbers in NOK 1,000)

	Capitalised Development costs
Cost at January 1, 2004	19,082
Additions	14,293
Exchange differences	(315)
Cost at December 31, 2004	33,060
Amortisation at January 1, 2004	4,868
Amortisation for the year	5,451
Exchange differences	(179)
Amortisation at December 31, 2004	10,140
Carrying amount at December 31, 2004	**22,920**
Cost at January 1, 2005	33,060
Additions	14,625
Exchange differences	530
Cost at December 31, 2005	48,215
Amortisation at January 1, 2005	10,140
Amortisation for the year	8,015
Exchange differences	174
Amortisation at December 31, 2005	18,329
Carrying amount at December 31, 2005	**29,886**

NOTE 8 TAX

(All numbers in NOK 1,000)

	2005	**2004**
Current tax	1,823	1,323
Deferred tax	874	898
Income tax expense	**2,697**	**2,221**

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the nominal tax rates applicable to profits in jurisdictions where the Company has operations as follows:

	2005	**2004**
Profit (loss) before income tax	(9,763)	9,674
Tax expense (income) assessed at the tax rate in Norway (28% in 2005 and 28% in 2004)	(2,733)	2,708
Different taxation rates	410	466
Non-taxable income	(224)	(224)
Non-taxable costs	1,243	112
Not recognised increase or decrease in deferred tax assets (liabilities)	3,882	(977)
Other	119	136
Income tax expense	**2,697**	**2,221**
Effective tax rate	(27.6 %)	23.0 %

Deferred tax and deferred tax assets:

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. Deferred tax liabilities in Norway relating to intangible assets of NOK 5,250 (2004: NOK 4,439) have been netted against the deferred tax assets relating current liabilities, tax loss carried forward, pensions and property, plant and equipment. Deferred tax liabilities in Australia relating to intangible assets of NOK 3,340 (2004: NOK 2,117) have been netted against the deferred tax assets relating to current liabilities and tax loss carried forward.

	Consolidated balance sheet		Consolidated income statement	
	2005	**2004**	**2005**	**2004**
Deferred tax assets:				
Current liabilities	460	139	321	139
Deferred tax assets	460	139	321	139
Deferred tax liabilities:				
Intangible assets	3,007	1,742	1,265	1,096
Deferred tax liabilities	3,007	1,742	1,265	1,096

	Consolidated balance sheet	
	2005	**2004**
Deferred tax assets:		
-Deferred tax assets to be recovered within 12 months	460	139
	460	139
Deferred tax liabilities:		
-Deferred tax liability to be recovered after more than 12 months	2,190	1,315
-Deferred tax liability to be recovered within 12 months	817	427
	3,007	1,742

Deferred income tax assets are recognised to the extent that the realisation of the related income tax benefit through the future taxable profits is probable. The Group recognised deferred tax assets related to the parent company in amount of NOK 5,404 (2004: NOK 4,443) to the extent of taxable temporary differences, where it is probable that future taxable profit will be available against which the deductible temporary differences can be utilised. Those deferred tax assets are offset with respective deferred tax liabilities. The Group did not recognise deferred income tax assets of NOK 21,761 (2004: NOK 17,880) related to the parent company Trolltech AS. These unrecognised deferred income tax assets represent tax loss carried forward. Tax loss carried forward in Norway can be utilised in an indefinite future.

NOTE 9 TRADE AND OTHER RECEIVABLES

(All numbers in NOK 1,000)

	2005	**2004**
Trade receivables	25,360	11,781
Provision for impairment of receivables	(141)	(162)
Trade receivables – net	25,219	11,619
Prepayments of operating expenses	3,702	4,764
Carrying amount at December 31	**28,921**	**16,383**

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed. Normal credit-terms are 30 – 60 days.

The Group has recognised a provision of NOK 141 (2004: NOK 162) for the impairment of its trade receivables as of year ended December 31, 2005. The Group has recognised an impairment loss for receivables of NOK 1,408 during the year ended December 31, 2005 (2004: NOK 208). The impairment loss and change in recognised provision of its trade receivables during the year of NOK 1,429 (2004: NOK 199) have been included in other operating costs in the income statement.

NOTE 10 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
(All numbers in NOK 1,000)

The carrying amounts of the above financial assets are classified as follows:

	2005	2004
Value at January 1	-	-
Additions	20,000	-
Unrealised gain	57	-
Carrying value at December 31	**20,057**	-

The financial asset consists only of an investment in a money market fund denominated in NOK.

NOTE 11 CASH AND CASH EQUIVALENTS
(All numbers in NOK 1,000)

	2005	2004
Bank deposits denominated in EUR	5,028	2,737
Bank deposits denominated in USD	10,547	14,050
Bank deposits denominated in NOK and other currencies	27,043	3,225
	42,618	**20,012**

All cash at bank and in hand consists of bank deposits. The effective interest rate on cash at bank was 1.80% (2004: 1.42%).
Of the total cash at bank and in hand, NOK 42,618 (2004: NOK 20,012), NOK 4,807 (2004: NOK 1,675) is restricted cash with NOK 2,105 (2004: NOK 1,603) for tax withholdings on behalf of employees in Trolltech AS and NOK 2,702 (2004: NOK 72) for rent of premises deposit.

NOTE 12 SHARE CAPITAL
(All numbers in NOK 1,000)

	Number of shares (thousands)	Share capital	Share premium	Other paid in capital	Accumulated translation differences	Retained earnings	Total equity
Balance at January 1, 2004	19,307	193	6,596	177	(1,020)	10,089	16,035
Employee share option scheme:							
- Value of employee service	-	-	-	460	-	-	460
- Proceeds from shares issued	67	1	570	-	-	-	571
Translation differences	-	-	-	-	(1,184)	-	(1,184)
Loss of the year	-	-	-	-	-	7,453	7,453
Balance at December 31, 2004	**19,374**	**194**	**7,166**	**637**	**(2,204)**	**17,542**	**23,335**
Balance at January 1, 2005	19,374	194	7,166	637	(2,204)	17,542	23,335
Issue of shares March 3	2,268	23	41,751	-	-	-	41,774
Cost of issuance March 3	-	-	(717)	-	-	-	(717)
Employee share option scheme:							
- Value of employee service	-	-	-	3,476	-	-	3,476
- Proceeds from shares issued	23	0	112	-	-	-	112
Translation differences	-	-	-	-	1,336	-	1,336
Loss of the year	-	-	-	-	-	(12,460)	(12,460)
Balance at December 31, 2005	**21,665**	**217**	**48,312**	**4,113**	**(868)**	**5,082**	**56,856**

The total authorized number of ordinary shares is 23,767,907 shares (2004: 20,416,000 shares) with a par value of NOK 0.01 per share (2004: NOK 0.01 per share).

Trolltech's issued share capital in total as of December 31, 2005 was NOK 216,653.19 total 21,665,319 shares, each with a par value of NOK 0.01. All shares carry the same rights in the company and are fully paid. Trolltech does not have any treasury shares. There are no restrictions on payments of dividends.

List of all major shareholders in Trolltech AS as of December 31, 2005:

Shareholders	**No of shares**	**% of total**
Haavard Nord (note 24)	3,610,060	16.7
Vuonislahti Invest AS (note 24)	3,594,060	16.6
Index Ventures II (Delaware) L.P. (note 24)	2,131,646	9.8
Index Ventures Associates (note 24)	1,592,000	7.3
Paul Olav Tvete	1,170,000	5.4
Index Ventures II (Jersey) L.P. (note 24)	1,159,449	5.4
Teknoinvest VIII KS	1,127,709	5.2
Stiftelsen Trolltech Foundation (note 24)	973,750	4.5
Orkla ASA	821,411	3.8
KS Teknoinvest VI	778,185	3.6
Northzone III AS	571,750	2.6
Warwick William Allison	558,000	2.6
Matthias Frank Ettrich (note 24)	557,143	2.6
Eirik Aavitsland	507,143	2.3
Venture Partner Multimedia III (Delaware) LP	368,900	1.7
Suetelane Lourdes Paludo	325,227	1.5
Shareholders with less than 1 %	1,818,886	8.4
	21,665,319	**100.0**

Share options
The exercise price for the share options is denominated in USD USD (being USD 1.275 before modification and USD 0.30 after modification). The exercise prices per share presented in the text and tables below have been translated from USD to NOK at average exchange rates during the year and forward rates for future dates.

The Board is authorized to issue 1,437,358 options as share based payment to the company's employees.

Share options are granted to directors and employees. Option agreements are standardized for all directors and employees. The exercise price of the options was NOK 8.61 per share at grant date. The exercise price was modified to NOK 2.03 per share on June 29, 2005 with retroactive effect on all granted options that were not already exercised. As a result of the modification, total incremental fair value was calculated to NOK 1,785 thousands. Options granted to directors and employees after June 29, 2005 have the same exercise price as for the modified options. One third of the options are vested one year after grant date and two third of the options are vested two years after grant date. The options granted are fully vested three years after grant date and the option will expire one month later compared to the date for which they have become fully vested. There are currently no market or non-market conditions placed on the exercise of vested options and the company has no legal or constructive obligation to repurchase or settle the options in cash. The holder of the option contract is responsible for any additional local tax related to the exercise of the options.

Movement in the number of stock options outstanding and their related weighted average exercise prices are as follows:

	2005		2004	
	Average exercise price in NOK per share	Options (thousands)	Average exercise price in NOK per share	Options (thousands)
At 1 January		**312**		**332**
Granted	3.07	280	8.59	142
Forfeited	1.93	-6	8.59	-69
Exercised	5.07	-23	8.59	-67
Lapsed	1.93	-2	8.59	-26
At 31 December		**561**		**312**

Out of the 561 thousands outstanding options (2004: 312 thousands options), 98 thousands options (2004: 156 thousands) were exercisable. Options exercised in 2005 resulted in 23 thousands shares (2004: 67 thousands shares) being issued at NOK 5.04 per share (2004: average NOK 8.68 per share). The related weighted average estimated price at the time of exercise was average NOK 15.79 per share (2004: NOK 13.95 per share). The related transaction cost amounting to NOK 3 (2004: NOK 11) has been netted off with the proceeds received.

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

	Exercise price in NOK		Options (thousands)	
	2005	2004	2005	2004
2005	1.93	8.59	39	59
2006	1.93	8.59	83	89
2007	1.93	8.59	159	160
2008	1.93	8.59	273	4
2009	1.93	8.59	7	-
			561	**312**

The fair value of options granted during the period determined using the Black & Scholes valuation model was NOK 3,915 (2004: NOK 892). The significant inputs into the model were estimated average share price at the grant date of NOK 15.79 per share (2004: NOK 13.95 per share), exercise price shown above, estimated standard deviation of expected share price returns of 26.2% (2004: 35.5%), option life disclosed above, and annual risk-free interest rate of 2.9% (2004: 3.0%). The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last three years for comparable companies listed on the Oslo Stock Exchange.

NOTE 13 RETIREMENT BENEFIT OBLIGATIONS

(All numbers in NOK 1,000)

All information presented below is for defined benefit plans.

Pension benefits

The amounts recognised in the balance sheet are determined as follows:

	2005	2004
Present value of funded obligations	7,167	4,589
Fair value of plan assets	(4,190)	(3,025)
	2,977	1,564
Unrecognised actuarial losses	(1,418)	216
Liability in the balance sheet	**1,559**	**1,780**

The amounts recognised in the income statement are as follows:

	2005	2004
Current service cost	2,077	1,808
Interest cost	239	169
Expected return on plan assets	(254)	(169)
Net actuarial losses recognized during the year	-	-
Total, included in staff costs (Note 17)	**2,062**	**1,808**

The actual return on plan assets was NOK (975) (2004: NOK (254)).

The movement in the liability recognised in the balance sheet is as follows:

	2005	2004
Beginning of the year	1,780	1,068
Total expense charged in the income statement	2,062	1,808
Contributions paid	(2,283)	(1,096)
End of the year	**1,559**	**1,780**

The principal actuarial assumptions used were as follows:

	2005	2004
Discount rate	4,5 %	5,2 %
Expected return on plan assets	5,5 %	6,2 %
Future salary increases	3,5 %	3,5 %
Future pension increases	2,0 %	2,5 %

Assumptions regarding future mortality experience are set based on advice from published statistics and experience in each territory.

The plan assets consists of property 10 %, bonds 29 %, bonds held to maturity 28 %, certificates 4 %, shares 27 % and other 2 %.

NOTE 14 TRADE AND OTHER PAYABLES

(All numbers in NOK 1,000)

	2005	2004
Trade payables	6,006	2,274
Vacation pay	5,551	3,851
Social security and other taxes	4,116	2,996
Accrued expenses	764	530
Other	406	242
Carrying amount at December 31	**16,843**	**9,893**

NOTE 15 DEFERRED REVENUE

(All numbers in NOK 1,000)

Deferred revenue consists of post-contract services, run-time fee and pre-paid engineering services.

NOTE 16 PROVISIONS AND OTHER LIABILITIES
(All numbers in NOK 1,000)

	Social security tax on options	Bonuses	Total
Provisions and other liabilities at January 1	**130**	**349**	**479**
Charged as an expense during the year	421	1,608	2,029
Payment during the year	(83)	(349)	(432)
Total provisions and other liabilities at December 31	**468**	**1,608**	**2,076**

The tax payable on options is dependant on the options being called and the share price at the date of the options being called. The calculation of the tax liability is based on the options' fair value at December 31. See also note 2.13 (b).

The provision for bonuses is payable within one month of finalisation of the audited financial statements.

NOTE 17 EMPLOYEE BENEFIT EXPENSES
(All numbers in NOK 1,000)

	2005	2004
Wages and salaries	43,770	27,773
Social security costs	7,392	4,928
Sales commission / bonus	5,506	4,222
Pensions expenses (Note 13)	2,062	1,808
Share options granted (Note 12)	3,476	460
Other personnel expenses	5,868	3,323
	68,074	**42,514**
The average number of full-time employees during the financial year:	122	87

NOTE 18 GOVERNMENT GRANTS
(All numbers in NOK 1,000)

The Group received NOK 800 (2004: NOK 800) in government grants for the year ending 2005. NOK 578 (2004: NOK 397) was recognised as a reduction of operating expenses and employee benefit expenses. NOK 222 (2004: NOK 403) was recognised as a reduction of capitalized development costs and will be credited to the income statement over the expected life of the related intangible asset as from the date of commercialisation.

NOTE 19 RESEARCH AND DEVELOPMENT EXPENDITURE
(All numbers in NOK 1,000)

The following estimated amounts were recognised as expenses and charged to the income statement:

	2005	2004
Estimated research and non-capitalised development costs	18,435	7,864

NOTE 20 OTHER OPERATING COSTS
(All numbers in NOK 1,000)

Other operating costs consist of all operating costs with exception of salaries and depreciation.

	2005	2004
Travel	9,895	5,557
Marketing expenses	9,541	4,047
Rental expenses	6,224	4,137
Loss on accounts receivable	1,429	200
Professional fees	12,482	6,121
Other operating expenses	10,621	6,316
	50,192	**26,378**

NOTE 21 OTHER INCOME (EXPENSE), NET

(All numbers in NOK 1,000)

The exchange differences (charged)/credited to the income statement are included as follows:

	2005	2004
Exchange gain (loss) - trade receivables	1,063	(1,240)
Exchange gain (loss) - deferred revenue	(55)	(458)
Exchange gain (loss) - intercompany	(1,844)	2,007
	(836)	**309**

NOTE 22 EARNINGS PER SHARE

(All numbers in NOK 1,000)

Basic

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2005	2004
Profit attributable to equity holders of the Company	(12,460)	7,453
Weighted average number of ordinary shares in issue (thousands)	21,176	19,340
Basic earnings per share (NOK per share)	**(0.59)**	**0.39**

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share options.

A calculation is performed for the share options to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares). The calculation divides the average estimated value to the company of the average options outstanding with the average market value of the shares. The average estimated value to the company equal the total of the strike value of the subscription rights for the average outstanding share options and the estimated fair value of services to be received based on the calculated fair value of the options granted, ref not 12. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options. A net positive difference represents the number of options representing dilutive potential ordinary shares.

Since the net profit is negative for 2005, the dilutive instruments described above will have an anti dilutive effect when calculating dilutive earnings per share. Based on this, there will be no difference between earnings per share and dilutive earnings per share for the year ended December 31, 2005.

	2005	2004
Profit attributable to equity holders of the Company	(12,460)	7,453
Weighted average number of ordinary shares in issue (thousands)	21,176	19,340
Adjustment for – share options	-	25
Weighted average number of ordinary shares for diluted earnings per share	21,176	19,365
Diluted earnings per share (NOK per share)	**(0.59)**	**0.38**

NOTE 23 COMMITMENTS

(All numbers in NOK 1,000)

Operating lease commitments – where a Group Company is the lessee

The Group leases various office equipment and premises under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.
Future minimum rental payable on the rental contracts as of December 31, are as follows:

	2005	2004
No later than 1 year	2,279	4,699
Later than 1 year and no later than 5 years	20,712	655
	22,991	**5,354**

Lease rentals amounting to NOK 6,350 (2004: NOK 3,317) relating to the lease of premises and other office equipment, respectively, are included in the income statement. The company has no obligation to purchase the assets upon expire of the leasing contracts.

NOTE 24 RELATED-PARTY TRANSACTIONS

i) Shares and stock options by Board member and Group management

Name	Function	No. of shares	No. of options	Average strike NOK
Haavard Nord	Chairman of the Board and Chief Executive officer	(a) 3,610,060	-	-
Eirik Chambe-Eng	Member of the Board and President	(b) 3,594,060	-	-
Matthias Ettrich	Member of the Board (employee representative)	557,143	-	-
Neil Rimer	Member of the Board	(c) -	-	-
Juha Christensen	Member of the Board	-	72,000	1.93
Tod Nielsen	Member of the Board	-	72,000	1.93
Tore Mengshoel	Member of the Board	(d) 245	-	-
Knut Stålen	Chief Financial Officer	(e)17,700	22,300	1.93
Margaret McLeod	VP Marketing	-	25,000	1.93
Elizabeth Hjul	VP Sales Tools	-	25,000	1.93
Tom Hinton	VP Sales MES	-	25,000	1.93
Warwick William Allison	VP of Engineering	558,000	-	-
Sven Kinden Iversen	VP of HR and organization	-	-	-
Benoit Schillings	Chief Technical Officer	-	-	-

(a) In addition, family members of Haavard Nord, hold 150,000 shares in Trolltech AS.
(b) Indirectly owned through Vuonislahti Invest AS. In addition, family members of Eirik Chambe-Eng, hold 150,000 shares in Trolltech AS.
(c) Represents the shareholder Index Ventures that holds 5,374,868 shares in Trolltech AS of which 2,268,444 was acquired as stated in note 12.
(d) Represents the shareholder Teknoinvest that holds 1,949,120 shares in Trolltech AS.
(e) Chief Financial Officer exercised 7,500 options in 2005 and was a part of the share issues stated in note 12.

Information regarding other shareholders
Stiftelsen Trolltech Foundation was founded by the first eight employees in Trolltech AS, including Eirik Chambe-Eng and Haavard Nord, both of which are founders of Trolltech AS. The purpose of the foundation is charity. The foundation is controlled by these founders.

ii) President compensation (all numbers in NOK 1,000)

	2005	2004
Salaries and other short term employee benefits	1,016	979
Bonus	100	-
Pension expense	39	35
	1,155	**1,014**

There are no obligations to pay the President, Eirik Chambe-Eng, any extraordinary remunerations in the event of termination or change of employment or office. The provision for bonuses is payable within one month of finalisation of the audited financial statements.

iii) Compensation to the Chairman of the Board of Directors (all numbers in NOK 1,000)

	2005	2004
Salaries and other short term employee benefits	1,455	1,348
Bonus	162	-
	1,617	**1,348**

Haavard Nord is the Chairman and Chief Executive Officer of Trolltech Inc. The compensation paid to Haavard Nord is expensed in Trolltech Inc. There are no obligations to pay Haavard Nord any extraordinary remuneration in the event of termination or change of employment or office. The provision for bonus is payable within one month after the finalisation of the audited financial statements.

iv) Compensation to other members of the Board of Directors (all numbers in NOK 1,000)

	2005	2004
Salaries and other short term employee benefits	840	791
Share based compensation	2,014	-
	2,854	**791**

Board members are only compensated through the option program. Compensation to the employee representative is for his employment in Trolltech AS. There are no obligations to pay members of the Board of Directors any extraordinary remuneration in the event of termination.

All compensations listed above are recognised as expenses in the parent company Trolltech AS.

V) Other key management compensation (Chief Financial Officer, Vice Presidents and Chief Technical Officer) (all numbers in NOK 1,000)

	2005	2004
Salaries and other short term employee benefits	5,252	4,505
Bonuses	303	-
Pension expense	377	168
Share based compensation	1,359	5
	7,291	**4,678**

There are no obligations to pay key-management any extraordinary remuneration in the event of termination or change of employment or office.

NOTE 25 AUDITORS

(All numbers in NOK 1,000)

PricewaterhouseCoopers AS is the elected auditor for Trolltech AS, including all Group companies. The following table lists all fees paid to the auditor in 2005:

Statutory audit	Assurance services	Other services	Total fees
531	5	199	735

As part of Trolltech's corporate governance policies, the elected auditor is not engaged in other assignments not closely related to the auditing of the financial statements. Assurance services of NOK 5 have been booked as share issue cost.

All numbers are without VAT.

NOTE 26 EVENTS AFTER THE BALANCE SHEET DATE

(All numbers in NOK 1,000)

Subsequent to December 31, 2005 directors and employees of the Group have exercise 50,731 thousands options at an average exercise price of NOK 1,99. Net proceeds from the share issuance were NOK 99.

NOTE 27 TRANSITION TO IFRS

(All numbers in NOK 1,000)

27.1 Norwegian GAAP ("N GAAP") income statements for 2003 and 2004

Companies listed on Oslo Stock Exchange are required to present income statements for three years. For a first time adopter of IFRS, there is an exemption for restating comparative figures to IFRS for more than one year. However, income statements for the two previous years prepared in accordance with N GAAP should be disclosed in the same annual report.

CONSOLIDATED INCOME STATEMENT N GAAP

(All numbers in NOK 1,000) **As of December 31**

	2004	**2003**
Revenues	**84,777**	**61,374**
Cost of services sold	1,900	1,496
Employee benefit expense	54,743	45,128
Other operating costs	25,765	19,236
Depreciation	1,852	2,397
Operating profit (loss)	**517**	**(6,883)**
Financial income	1,079	4,476
Financial expenses	3	3
Net financial items	**1,076**	**4,473**
Profit (loss) before income tax	**1,593**	**(2,410)**
Income tax expense	(1,233)	21,217
Profit for the year	**360**	**18,807**

27.2 Presentation and explanation of transition to IFRS

27.2.1 Introduction

From 2005, the consolidated accounts of Trolltech comply with International Financial Reporting Standards (IFRS) as adopted by the European Union. The Group's consolidated financial statements for 2004 have been prepared in accordance with the Norwegian Accounting Act and generally accepted accounting principles in Norway (N GAAP). Trolltech has analysed the differences between N GAAP and IFRS for those areas that affect the consolidated financial statements.

The identified differences are calculated and presented in the tables below. The reconciliation gives comparable information of the consolidated statement of January 1, 2004 and of December 31, 2004.

The standards giving rise to most significant changes to the financial information of the Group on transition from N GAAP to IFRS are:

- IAS 38 Intangible Assets, regarding capitalisation of certain development expenses;
- IFRS 2 Share-based Payments, regarding expenses related to recognition of fair value of options granted to employees;
- IAS 18 Revenue, regarding recognition of revenues;
- IAS 19 Employee benefits, regarding defined benefit plan;
- IAS 12 Income taxes, regarding the derecognising of deferred tax assets.

27.2.2 Basis of transition to IFRS

Application of IFRS 1

The Group's financial statements for the year ended December 31, 2005 are the first annual financial statements that comply with IFRS as adopted by the EU. These financial statements have been prepared as described in Note 2.1. The Group has applied IFRS 1 in preparing these consolidated financial statements.

Trolltech's transition date is January 1, 2004. The Group prepared its opening IFRS balance sheet at that date. The reporting date of these consolidated financial statements is December 31, 2005. The Group's IFRS adoption date is January 1, 2005.

In preparing these consolidated financial statements in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

Exemptions from full retrospective application – elected by the Group
Trolltech has elected to apply the following optional exemptions from full retrospective application.

(a) Business combinations exemption
Trolltech has not been involved in any business combinations. Therefore the business combination exemption in IFRS 1 is not applicable.

(b) Employee benefits exemption
Trolltech has elected to recognise all cumulative actuarial gains and losses as at January 1, 2004. The application of this exemption is detailed in Note 27.3.

(c) Compound financial instruments exemption
The Group has not issued any compound instruments; this exemption is not applicable.

(d) Assets and liabilities of subsidiaries, associates and joint ventures exemption
This exemption is not applicable, as the use of the exemption is made at the level of the subsidiary, associate or joint venture that adopts IFRS later than its parent company.

(e) Exemption from restatement of comparatives for IAS 32 and IAS 39.
This exemption has not been applied.

(f) Designation of financial assets and financial liabilities exemption
The Company has not reclassified securities as financial assets at fair value through profit and loss after date of transition to IFRS.

(g) Share-based payment transaction exemption
The Group has elected to apply the share-based payment exemption. It applied IFRS 2 from January 1, 2004 to those options that were issued after November 7, 2002 but that have not vested by January 1, 2005. The application of the exemption is detailed in Note 27.3.

(h) Insurance contracts exemption
The Group does not issue insurance contracts; this exemption is not applicable.

(i) Decommissioning liabilities included in the cost of property, plant and equipment exemption
The Group has not recognised any provisions in respect of environmental liabilities relating to contamination caused to land from the installation of assets and from its production processes; this exemption is not applicable.

(j) Fair value measurement of financial assets or liabilities at initial recognition
The Group does not have any financial instruments measured at fair value through profit or loss where there is no active market. This exemption is therefore not applicable.

Exemptions from full retrospective application – not elected by the Group
Trolltech has not elected to apply the following optional exemptions from full retrospective application.

(a) Fair value as deemed cost exemption
Trolltech has not elected to measure certain items of property, plant and equipment at fair value as at January 1, 2004.

(b) Cumulative translation differences exemption
Trolltech has not elected to set the previously accumulated cumulative translation to zero at January 1, 2004.

Exceptions from full retrospective application followed by the Group
Trolltech has applied the following mandatory exceptions from retrospective application.

(a) Derecognition of financial assets and liabilities exception
Financial assets and liabilities have been derecognised before January 1, 2004. This exemption is therefore not applicable.

(b) Hedge accounting exception
The Group does not do hedge accounting. This exemption is therefore not applicable.

(c) Estimates exception
Estimates under IFRS at January 1, 2004 should be consistent with estimates made for the same date under previous GAAP, unless there is evidence that those estimates were in error.

(d) Assets held for sale and discontinued operations exception
Trolltech did not have any assets that met the held-for-sale and discontinued operations criteria or during the period presented. No adjustment was required.

27.3 Explanation of IFRS adjustments to the income statement and the balance sheet
A summary of the principal differences between NGAAP and IFRS as applicable to Trolltech and impact on 2004 financial statements are as follows:

A) Revenues recognition

Principal difference
The Group has reviewed the requirements in IAS 18 regarding revenue recognition. The requirements included in the standard are generally more comprehensive and detailed compared to requirements under N GAAP. Based on this, the Group has implemented more detailed guidelines for how to recognise revenue. Please see accounting policy for further details.

Impact on the income statement
Revenues have decreased by NOK 196 of which NOK 28 relates to increase in deferred revenue and NOK 168 relates to exchange rate translation. The adjustment has been made for run-time revenue and engineering services. Please see further information under reclassifications below regarding reclassification of foreign exchange effects.

Balance sheet impact
Deferred revenue has increased by NOK 205 and retained earnings decrease by NOK 1,539.

B) Employee benefits, pensions

Principal difference
The Group has reviewed the requirements under IAS 19 and, among other, reduced the discount rates for the defined benefit plan pension scheme. In addition, all cumulative actuarial gains and losses have been recognised in equity at the transition date

Impact on the income statement
Employee benefit expenses are increased by NOK 341.

Balance sheet impact
As of December 31, 2004, pension liabilities are increased by NOK 1,642.

C) Share based payment

Principal difference
Vested options to employees are expensed according to IFRS 2. The market values of options granted to employees are assessed based on a Black-Scholes calculation. Equivalent, Trolltech has provided for social security tax on options and takes into account the effect employees' payment of social security tax.

Impact on the income statement
Personnel expenses are increased by NOK 530, of which NOK 460 is option cost and NOK 70 is social security tax.

Balance sheet impact
The recognition of share-based payments implies a reclassification between other reserves and retained earnings of NOK 638 as of December 31, 2004. The provision for social security tax implies an increase in trade and other payables of NOK 128 as of December 31, 2004.

D) Deferred tax assets

Principal difference
The Group has reviewed the requirements under IAS 12. Based on this, basis for deferred tax assets for the parent company, Trolltech AS, have not been recognised due to lack of convincing evidence of future taxable income.

Impact on the income statement
Tax expense has decreased by NOK 66.

Balance sheet impact
Deferred tax assets have decreased by NOK 22,066.

E) Intangible assets

Principal difference
All development expenses were expensed as incurred under N GAAP. In accordance with IAS 38, expenses that are directly associated with the production of identifiable and unique software products controlled by the Group, that will probably generate net economic benefits beyond one year, the Group has the technical, financial and other resources to complete the development, expenditure attributable to the intangible assets can be measured reliably and the Group has the intention to complete the intangible assets are recognised as intangible assets.

Impact on the income statement
Amortizations have increased by NOK 5,239, employee benefit expense has decreased by NOK 13,100 and other operating costs have decreased by NOK 1,287. Deferred tax expense has increased by NOK 1,054.

Balance sheet impact
Intangible assets have increased by NOK 22,920 and deferred tax liabilities have increased by NOK 1,744.

F) Reclassification

The following reclassifications have been made due to the IFRS transition:

- Exchange gain on deferred revenue of NOK 458 has been reclassified from revenue to Other income (expense), net.
- Exchange gain on intercompany transactions has been reclassified from financial items to other income (expense), net amounting to NOK (2,007).
- Exchange loss on trade receivables has been reclassified from financial items to other income (expense), net amounting to NOK 1,240.
- Accumulated cumulative translation differences have been reclassified from retained earnings to other reserves of NOK 2,083.
- Deferred revenue amounting NOK 353 has been reclassified to non-current liabilities from current liabilities.
- Bonuses of NOK 479 have been reclassified from Trade and other payables to provisions for other liabilities.

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2004
(All numbers in NOK 1,000)

	NGAAP	ADJUSTMENTS						IFRS
		A	B	C	D	E	F	
Revenues	**84,777**	**(28)**	-	-	-	-	**458**	**85,207**
Employee benefit expense	(54,743)	-	(341)	(530)	-	13,100	-	(42,514)
Other operating costs	(27,665)	-	-	-	-	1,287	-	(26,378)
Depreciation and amortisation	(1,852)	-	-	-	-	(5,239)	-	(7,091)
Other income (expense), net	-	-	-	-	-	-	309	309
Result of operations	**517**	**(28)**	**(341)**	**(530)**	**-**	**9,148**	**767**	**9,533**
Financial items	1,076	(168)	-	-	-	-	(767)	141
Loss / profit before income tax	**1,593**	**(196)**	**(341)**	**(530)**	**-**	**9,148**	**-**	**9,674**
Tax	(1,233)	-	-	-	66	(1,054)	-	(2,221)
Loss / profit for the year	**360**	**(196)**	**(341)**	**(530)**	**66**	**8,094**	**-**	**7,453**

CONSOLIDATED BALANCE SHEET AS AT JANUARY 1, 2004

(All numbers in NOK 1,000)

	NGAAP	ADJUSTMENTS						IFRS
		A	B	C	D	E	F	
ASSETS								
Non-current assets								
Property, plant and equipment	3,251	-	-	-	-	-	-	3,251
Intangible assets	-	-	-	-	-	14,207	-	14,207
Deferred tax assets	22,131	-	-	-	(22,131)	-	-	-
Other non-current assets	660	-	(232)	-	-	-	-	426
Total non-current assets	**26,042**	**-**	**(232)**	**-**	**(22,131)**	**14,207**	**-**	**17,886**
Current assets								
Trade and other receivables	9,668	-	-	-	-	-	-	9,668
Cash and cash equivalents	16,064	-	-	-	-	-	-	16,064
Total current assets	**25,732**	**-**	**-**	**-**	**-**	**-**	**-**	**25,732**
TOTAL ASSETS	**51,774**	**-**	**(232)**	**-**	**(22,131)**	**14,207**	**-**	**43,618**
EQUITY								
Share capital	193	-	-	-	-	-	-	193
Other reserves	6,474	-	-	178	-	-	(899)	5,753
Retained earnings	19,031	(379)	(1,300)	(238)	(22,131)	14,207	899	10,089
Total equity	**25,697**	**(379)**	**(1,300)**	**(60)**	**(22,131)**	**14,207**	**-**	**16,035**
LIABILITIES								
Non-current liabilities								
Pensions liabilities	-	-	1,068	-	-	-	-	1,068
Deferred revenue	-	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	795	-	795
Other liabilities	-	-	-	-	-	-	-	-
Total non-current liabilities	**-**	**-**	**1,068**	**-**	**-**	**795**	**-**	**1,863**
Current liabilities								
Trade and other payables	7,780	-	-	60	-	-	(399)	7,441
Current income tax liabilities	21	-	-	-	-	-	-	21
Deferred revenues	18,276	(417)	-	-	-	-	-	17,859
Provisions for other liabilities	-	-	-	-	-	-	399	399
Total current liabilities	**26,077**	**(417)**	**-**	**60**	**-**	**-**	**-**	**25,720**
Total liabilities	**26,077**	**(417)**	**1,068**	**60**	**-**	**795**	**-**	**27,583**
TOTAL EQUITY AND LIABILITIES	**51,774**	**(796)**	**(232)**	**-**	**(22,131)**	**15,002**	**-**	**43,618**

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2004

(All numbers in NOK 1,000)

	NGAAP	ADJUSTMENTS						IFRS
		A	B	C	D	E	F	
ASSETS								
Non-current assets								
Property, plant and equipment	3,015	-	-	-	-	-	-	3,015
Intangible assets	-					22,920	-	22,920
Deferred tax assets	22,205	-	-	-	(22,066)	-	-	139
Other non-current assets	230	-	-	-	-	-	-	230
Total non-current assets	**25,450**	-	-	-	**(22,066)**	**22,920**	-	**26,304**
Current assets								
Trade and other receivables	16,383	-	-	-	-	-	-	16,383
Financial assets at fair value through profit or loss	-	-	-	-	-	-	-	-
Cash and cash equivalents	20,012	-	-	-	-	-	-	20,012
Total current assets	**36,395**	-	-	-	-	-	-	**36,395**
TOTAL ASSETS	**61,845**	-	-	-	**(22,066)**	**22,920**	-	**62,699**
EQUITY								
Share capital	194	-	-	-	-	-	-	194
Other reserves	7,044	-	-	638	-	-	(2,083)	5,599
Retained earnings	18,552	(1,539)	(1,642)	(766)	(22,066)	22,920	2,083	17,542
Total equity	**25,790**	**(1,539)**	**(1,642)**	**(128)**	**(22,066)**	**22,920**	-	**23,335**
LIABILITIES								
Non-current liabilities								
Pensions liabilities	138	-	1,642	-	-	-	-	1,780
Deferred revenue	-	-	-	-	-	-	353	353
Deferred tax liabilities	-	-	-	-	-	1,744	-	1,744
Other liabilities	61	-	-	-	-	-	-	61
Total non-current liabilities	**199**	-	**1,642**	-	-	**1,744**	**353**	**3,938**
Current liabilities								
Trade and other payables	10,244	-	-	128	-	-	(479)	9,893
Current income tax liabilities	437	-	-	-	-	-	-	437
Deferred revenues	25,175	(205)	-	-	-	-	(353)	24,617
Provisions for other liabilities	-	-	-	-	-	-	479	479
Total current liabilities	**35,856**	**(205)**	-	**128**	-	-	**(353)**	**35,426**
Total liabilities	**36,055**	**(205)**	**1,642**	**128**	-	**1,744**	-	**39,364**
TOTAL EQUITY AND LIABILITIES	**61,845**	**(1,744)**	-	-	**(22,066)**	**24,664**	-	**62,699**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(All numbers in NOK 1,000)

Impact of conversion to IFRS	Share capital	Other reserves	Retained earnings	Total equity
NGAAP January 1, 2004	**193**	**6,474**	**19,031**	**25,697**
A)	-	-	(2)	(2)
B)	-	-	(1,300)	(1,300)
C)	-	178	(238)	(60)
D)	-	-	(22,131)	(22,131)
E)	-	-	14,207	14,207
F)	-	(899)	522	(377)
IFRS January 1, 2004	**193**	**5,753**	**10,089**	**16,035**

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2004

(All numbers in NOK 1,000)

	NGAAP	ADJUSTMENTS						IFRS
		A	B	C	D	E	F	
Cash flows from operating activities								
Profit (loss) before taxes for the period	1,593	(196)	(341)	(530)	-	9,148	-	9,674
Adjustments for:								
- Depreciation and amortisation	1,852	-	-	-	-	5,239	-	7,091
- Non-cash transition related to cost of share options	-	-	-	460	-	-	-	460
Changes in working capital (excluding the effects of exchange differences on consolidation):								
- Trade- and other receivables	(6,284)	-	-	-	-	-	(233)	(6,517)
- Trade and other payables and provisions	2,663	-	-	112	-	-	233	3,008
- Deferred revenue	6,899	212	-	-	-	-	-	7,111
- Pension liability	-	-	713	-	-	-		713
Cash generated from operations	6,723	16	372	42	-	14,387	-	21,540
- Income tax paid	(889)	-	-	-	-	-	-	(889)
Net cash generated from operating activities	**5,834**	**16**	**372**	**42**	**-**	**14,387**	**-**	**20,651**
Cash flows from investing activities								
Investments in intangible assets	-	-	-	-	-	(14,293)	-	(14,293)
Purchase of property, plant and equipment	(1,719)	-	-	-	-	-	-	(1,719)
Purchase of financial assets at fair value through profit or loss (money market fund)	-	-	-	-	-	-	-	-
Net cash used in investing activities	**(1,719)**	**-**	**-**	**-**	**-**	**(14,293)**	**-**	**(16,012)**
Cash flows from financing activities								
Proceeds from issuance of ordinary shares	571	-	-	-	-	-	-	571
Net cash generated from financing activities	**571**	**-**	**-**	**-**	**-**	**-**	**-**	**571**
Net increase in cash and cash equivalents	**4,686**	**16**	**372**	**42**	**-**	**94**	**-**	**5,210**
Cash and cash equivalents at beginning of the year	**16,064**	-	-	-	-	-	-	**16,064**
Exchange gains (losses) on cash	(738)	-	-	-	-	-	(524)	(1,262)
Cash and cash equivalents at end of the year	**20,012**	**-**	**-**	**-**	**-**	**-**	**-**	**20,012**

PricewaterhouseCoopers AS
N-0245 Oslo
Telephone +47 02316
Telefax +47 23 16 10 00

To the Shareholders of the Trolltech AS

Report of the auditors

We have audited the accompanying consolidated balance sheet of Trolltech AS and its subsidiaries (the 'Group') as of 31 December 2005 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the financial position of the Group as of 31 December 2005, and of the results of its operations and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

PricewaterhouseCoopers AS
Oslo, May 10, 2006

Rita Granlund
State Authorized Public Accountant (Norway)

NORWEGIAN GAAP CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004

CONSOLIDATED INCOME STATEMENT

	Note	Amounts in NOK 2004	Amounts in NOK 2003
Revenues	6	**84 776 995**	**61 374 422**
Cost of services sold		1 900 040	1 496 420
Employee benefit expense	3	54 743 135	45 127 742
Depreciation	4	1 852 483	2 397 680
Other operating expenses		25 764 546	19 235 520
Operating profit (loss)		**516 791**	**(6 882 940)**
Interest income		143 196	227 543
Exchange gain		936 282	1 539 770
Gain on sale of shares		-	2 708 755
Interest expense		(3 051)	(3 006)
Profit before income tax		**1 593 219**	**(2 409 878)**
Income tax income (expense)	2	(1 233 209)	21 217 377
Profit for the year		**360 010**	**18 807 499**

CONSOLIDATED BALANCE SHEET

ASSETS	Note	Amounts in NOK 2004	Amounts in NOK 2003
Non-current assets			
Deferred tax asset		22 204 886	22 131 363
Property, plant and equipment	4	3 015 040	3 251 330
Pensions	7	-	232 715
Other non-current assets		442 225	426 860
Total non-current assets		**25 662 451**	**26 042 268**
Current assets			
Inventory		53 752	48 350
Trade receivables		11 618 951	7 078 875
Other receivables		4 496 557	2 540 559
Cash and cash equivalents	5	20 012 566	16 064 418
Total current assets		**36 181 826**	**25 732 202**
TOTAL ASSETS		**61 844 277**	**51 774 470**

EQUITY AND LIABILITIES

EQUITY			
Share capital		193 743	193 067
Premium fund		7 043 947	6 473 545
Other equity		18 552 791	19 030 768
Total equity	8	**25 790 481**	**25 697 380**
LIABILITIES			
Non-current liabilities			
Pension liability	7	138 812	-
Other non-current liabilities		60 656	-
Total non-current liabilities		**199 468**	-
Current liabilities			
Trade payables		1 920 772	1 480 446
Taxes payable		436 669	21 373
Incurred social security tax		2 957 796	2 326 727
Deferred revenues		25 174 788	18 276 016
Other current liabilities		5 364 303	3 972 528
Total current liabilities		**35 854 328**	**26 077 090**
Total liabilities		**36 053 796**	**26 077 090**
TOTAL EQUITY AND LIABILITIES		**61 844 277**	**51 774 470**

Oslo, June 2, 2005, the date of issuance of these consolidated financial statements in English is June 15, 2006.

CONSOLIDATED CASH FLOW STATEMENT

	Note	Amounts in NOK 2004	Amounts in NOK 2003
Profit (loss) before taxes for the period		1 593 219	(2 409 878)
Income tax paid		(889 283)	(1 409 238)
Depreciation		1 852 483	2 397 680
Gain on sale of shares		-	(2 708 755)
Change in inventories		(5 402)	(10 822)
Change in trade- and other receivables		(6 496 074)	(308 676)
Change in trade- and other payables		2 463 170	1 109 765
Change in non-current liabilities		199 460	-
Change in deferred revenue		6 898 772	4 113 119
Change in other non-current liabilities		217 350	298 815
Net cash generated from operating activities		**5 833 703**	**1 072 010**
Investments in tangible assets		(1 718 603)	(822 218)
Proceeds from sale of shares		-	2 977 311
Net cash generated from (used in) investing activeties		**(1 718 603)**	**2 155 093**
Proceeds from issuance of ordinary shares		571 079	258 008
Net cash generated from financing activities		**571 079**	**258 008**
Exchange gain (losses) on cash		**(738 031)**	**118 750**
Net increase in cash and cash equivalents		**3 948 148**	**3 603 861**
Cash and cash equivalents at beginning of the year		**16 064 418**	**12 460 557**
Cash and cash equivalents at end of the year		**20 012 566**	**16 064 418**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2004

ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in compliance with the Norwegian Accounting act and Norwegian generally accepted accounting principles.

Principles for consolidation

The consolidated financial statements include Trolltech AS and the 100% owned subsidiaries Trolltech Pty and Trolltech Inc. The consolidated financial statements are prepared using the same accounting principles in the subsidiaries as the parent company. All subsidiaries have been incepted by the parent company. Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. The costs of the parent company's shares are eliminated against the subsidiary's equity.

The income statements from the foreign subsidiaries are translated to Norwegian kroner (NOK) at the average exchange rate for the year, while assets and liabilities are translated at the exchange rate applicable at the balance sheet date. Translation differences are recorded directly in equity.

Revenue and cost recognition

Revenue is recognized when the risk and title has been transferred to the customer. Trolltech recognises the fee for service and support ratably over the period of the service agreement. If the contracts include runtime licenses, these are recognized based on sales reports from the customers. Runtime
licenses are mainly reported from the customer after end of each quarter. Training and consultancy services are recognized when the service has been rendered.

Accounting estimates

The preparations of the accounts according to generally accepted accounting principles require that the company uses estimates and assumptions in the valuation of assets, liabilities, contingent liabilities at the balance sheet date, revenues and expenses. The actual figures may differ from the estimates used.

Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Norwegian kroner, which is the functional currency for the parent company and the presentation currency for the Group.

Development costs

Development costs are expensed as incurred.

Classification of assets and liabilities
Assets intended for long term ownership or use are classified as non-current assets. Other assets are classified as current assets. Receivables that are to be collected within one year are classified as current assets. The same criteria are applied when classifying liabilities.

Property, plant and equipment
Property, plant and equipment are stated at cost less depreciation. Depreciation on assets are calculated using the straight-line method to allocate their costs to their residual values over their estimated useful lives.

Receivables
Receivables are recognised initially at fair value less provision for impairment. A provision for impairment is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables based on individual valuation of each receivable.

Taxes
Taxes in the income statement include the period tax payable and change in deferred taxes. Deferred taxes are calculated on the basis of temporary differences. Deferred tax liability and asset is calculated on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements based on the respective companies (subsidiaries) nominal tax rates and tax loss carry forward. Deferred tax assets are valued according to the same principles as other assets.

Pensions
The parent company Trolltech AS, operates a defined benefit plan for the Trolltech AS employees. The defined benefit plan defines an amount of pension benefit that an employee will receive on retirement, dependent on one ore more factors such as age, years of service and compensation. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged to or credited to the income statement over the employees' expected average remaining working period.

Note 1 – Events after balance sheet date

The Group operates an equity-settled, share-based compensation plan. After the balance sheet date, additional employee options have been exercised. Additionally there has been a share issuance towards financial investors. Total number of shares has increased from 19,374,343 to 21,654,319. Proceeds from the share issuances in first quarter 2005 are NOK 22,799.76 in share capital and NOK 41,841,007.38 in premium fund. Consequently the composition of the Board of Directors has changed. Neil Rimer and Tore Mengshoel are new board members and Ingar Østby, Pål Nome and Ralph Yarro have left the Board.

Note 2 – Tax

Specification of taxable results, temporary and permanent differences and calculation of deferred tax asset.

Deferred tax (tax asset):	2004	2003
Property, plant and equipment	(360 072)	(282 300)
Inventory	(12 257)	(5 630)
Accounts receivables	(18 706)	(17 966)
Deferred revenue	(139 304)	(398 731)
Pensions	(38 867)	65 160
Total net deferred tax (assets)	(569 206)	(639 467)
Deferred tax asset from tax loss carry forwards	(21 635 679)	(21 491 908)
Deferred tax (asset)	(22 204 886)	(22 131 363)

The deferred tax asset is recognised as the Group expect future taxable profit.

Specification of differences between the profit (loss) before income tax and the basis for taxation:

Income tax expense (income) in the income statement	2004	2003
Current tax	1 306 719	913 986
Deferred tax	(73 510)	(22 131 363)
Income tax expense (income)	1 233 209	(21 217 377)

Tax loss carry forwards has the following expiry dates (gross amounts):

	Amount in NOK
2010	12 778 837
2011	36 938 590
2012	16 818 821
2013 and forward	10 667 084
Total	77 203 332

Reconciliation of nominal tax rate versus income tax expense (income) in the income statement:

	2004	2003
Profit (loss) before income tax	1 593 219	(2 409 878)
Norwegian nominal tax rate	28%	28%
a) Income tax expence (income) assesed at the nominal tax rate in Norway	446 101	(674 766)
Effect of different taxation rates	886 671	(491 672)
Effect of non-taxable income and expense	(99 563)	194 034
Recognition of deferred tax assets previously not recognised	0	(20 244 973)
b) Total	787 108	(20 542 611)
Income tax expense (income), (a + b)	1 233 209	(21 217 377)

Note 3 – Employee benefit expense

	2004	2003
Wages and salaries	46 024 915	38 074 198
Social security costs	4 858 018	4 012 846
Pension expenses	1 467 066	1 088 184
Other personnel expenses	2 393 136	1 952 514
Total employee benefit expense	54 743 135	45 127 742
Average number of full-time employees during the financial year	87	78

In 2004 Trolltech has expensed NOK 363,002 in audit fees and NOK 38,529 in other audit related services.

Note 4 – Property, plant and equipment

	Offices-machines	Furniture	Fixtures	Total
Cost at January 1, 2004	6 542 250	3 266 903	1 937 935	11 747 088
Exchange differences	(131 350)	(70 914)	(12 707)	(214 971)
Additions	798 849	607 609	312 145	1 718 603
Disposals	(230 932)	(9 815)	0	(240 747)
Cost at December 31, 2004	6 978 817	3 793 783	2 237 373	13 009 973
Accumulated depreciation at December 31, 2004	5 958 365	2 636 404	1 565 852	10 160 621
Accumulated exchange differenses at December 31, 2004	(98 850)	(61 556)	(5 582)	(165 988)
Total accumulated depreciation and exchange differenses at December 31, 2004	5 859 515	2 574 848	1 560 270	9 994 633
Carrying amount at December 31, 2004	1 119 302	1 218 935	677 103	3 015 340
Depreciation for the year 2004	778 032	635 740	438 711	1 852 483
Estimated useful life	3 years	5 years	5 years	
Depreciation schedule	Straight line	Straight line	Straight line	

Note 5 – Restricted cash

Of total cash and cash equivalents as of December 31, 2004, NOK 1,600,186 are tax withholdings on behalf of employees in Trolltech and NOK 167,735 for rent of premises deposits.

Note 6 – Segment information

The revenues are mainly from sales of the software development tool Qt. The product includes a license fee and a support/maintenance fee. There are some sales of additional services, like training courses and consultancy representing 2.5 % of the revenues in 2004 compared to 3 % of revenues in 2003.

		2004		2003	
		%	NOK(1,000)	%	NOK(1,000)
1	USA	46 %	38 997	51 %	31 521
2	Germany	18 %	15 260	16 %	10 168
3	France	6 %	5 087	6 %	3 587
4	UK	4 %	3 391	4 %	2 392
5	Japan	4 %	3 391	3 %	1 794
6	Other	22 %	18 651	20 %	11 912
	Total revenues	100 %	84 777	100 %	61 374

Note 7 – Retirement benefit obligations

Trolltech's pension scheme covers 52 employees. The scheme gives the right to a defined future benefit. The benefit is dependant on the membership period, salary level at retirement and the contribution from Folketrygden. The commitments are covered by an insurance company.

The amounts recognised in the income statement are as follows:	2004	2003
Current service cost	1 458 666	1 088 668
Interest expense	157 159	99 785
Net amortization	28 780	25 400
Expected return on plan assets	(177 539)	(125 669)
Net pension costs	1 467 066	1 088 184
The amounts recognised in the balance sheet are determined as follows:	2004	2003
Projected benefit obligations (PBO)	4 473 276	3 002 720
Unrecognised actuarial losses	(877 779)	(706 853)
Net pension liability	3 595 497	2 295 867
Fair value of plan assets	3 456 685	2 528 582
Pension liabilities (assets) in the balance sheet	138 812	(232 715)

The principal actuarial assumptions were as follows:

	2004	**2003**
Discount rate	5.5%	5.5%
Future salary increase	3.3%	3.3%
Future pension increase	2.5%	2.5%
Expected return on plan assets	6.5%	6.5%

Assumptions regarding future mortality experience are based on advice from published statistics and experience.

Note 8 – Equity

	Share capital	Premium fund	Other equity	Total
Balance at January 1, 2004	193 067	6 473 545	19 030 768	25 697 380
Proceeds from shares issued	676	570 402		571 079
Profit for the year			360 010	360 010
Translation differences			(837 987)	(837 987)
Balance at December 31, 2004	193 743	7 043 947	18 552 791	25 790 481

Note 9 – Lease commitments

The Group leases various office equipment and premises under non-cancellable lease agreements.

The Group's total lease commitments:

	Yearly amount	Expiry
Premises Norway	2 944 572	31.12.2005
Premises Australia	681 061	31.10.2007
Premises USA	1 328 332	01.07.2006
Premises China	490 260	05.11.2006
Yearly leasing commitment premises	5 444 225	
Parking	181 844	31.12.2005
Copy machines	69 459	21.05.2009
Security	20 760	10.09.2005
Total yearly leasing commitments	5 716 288	

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
N-0245 Oslo
Telephone +47 02316
Telefax +47 23 16 10 00

To the Shareholders of Trolltech AS

Report of the auditors 2004

We have audited the accompanying consolidated balance sheet of Trolltech AS and its subsidiaries (the 'Group') as of 31 December 2004 and the related consolidated statements of income and cash flows and the accompanying notes for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the financial position of the Group as of 31 December 2004, and of the results of its operations and cash flows for the year then ended in accordance with the regulations of the Norwegian accounting act and accounting standards, principles and practices generally accepted in Norway.

PricewaterhouseCoopers AS
Oslo, 2 June 2005; the date of issuance of this report of the auditors is 15 June 2006

Rita Granlund
State Authorized Public Accountant (Norway)

CONSOLIDATED INTERIM BALANCE SHEET

(All numbers in NOK 1,000 unless otherwise stated)

		As of March 31		As of December 31
ASSETS	**NOTES**	**2006**	**2005**	**2005**
		(Unaudited)		
Non-current assets				
Property, plant and equipment	4	6,828	3,352	5,580
Intangible assets	5	31,618	24,951	29,886
Deferred tax assets		237	146	460
Other non-current assets		216	204	220
Total non-current assets		**38,899**	**28,653**	**36,146**
Current assets				
Trade and other receivables		29,106	17,119	28,921
Available for sale financial assets	6	20,171	-	20,057
Cash and cash equivalents		35,110	60,359	42,618
Total current assets		**84,387**	**77,478**	**91,596**
TOTAL ASSETS		**123,286**	**106,131**	**127,742**
EQUITY				
Share capital		217	217	217
Other reserves	9	52,141	47,523	51,557
Retained earnings		(2,377)	16,770	5,082
Total equity		**49,981**	**64,510**	**56,856**
LIABILITIES				
Non-current liabilities				
Pension liabilities		2,296	2,214	1,559
Deferred revenue		3,998	4,266	4,181
Deferred tax liabilities		3,448	1,883	3,007
Other liabilities		119	63	125
Total non-current liabilities		**9,861**	**8,426**	**8,872**
Current liabilities				
Trade and other payables		15,396	9,747	16,843
Current income tax liabilities		238	367	653
Deferred revenues		46,734	22,903	42,442
Provisions and other liabilities		1,076	178	2,076
Total current liabilities		**63,444**	**33,195**	**62,014**
Total liabilities		**73,305**	**41,621**	**70,886**
TOTAL EQUITY AND LIABILITIES		**123,286**	**106,131**	**127,742**

The notes on pages 7 to 12 are an integral part of this condensed consolidated interim financial information.

CONSOLIDATED INTERIM INCOME STATEMENT

(All numbers in NOK 1,000 unless otherwise stated)

	NOTES	For the three months ended March 31 2006	For the three months ended March 31 2005	For the year ended 2005
		(Unaudited)		
Revenues	3	**37,158**	**23,843**	**118,539**
Employee benefit expense		(23,664)	(13,570)	(68,074)
Other operating costs		(15,902)	(9,246)	(50,192)
Depreciation and amortisation		(3,702)	(2,278)	(10,135)
Other income (expense), net		(303)	893	(836)
Operating profit (loss)		(6,413)	**(358)**	**(10,698)**
Finance income		34	19	935
Profit (loss) before income tax		(6,379)	**(339)**	**(9,763)**
Income tax expense		(1,080)	(433)	(2,697)
Profit (Loss) for the period		**(7,459)**	**(772)**	**(12,460)**

Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in NOK per share)

	NOTES	2006	2005
- basic	7	(0.34)	(0.04)
- diluted	7	(0.34)	(0.04)

The notes on pages 7 to 12 are an integral part of this condensed consolidated interim financial information.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY (Unaudited)

(All numbers in NOK 1,000 unless otherwise stated)

	NOTES	Share capital	Other reserves	Retained earnings	Total equity
Balance at January 1, 2005		**194**	**5,599**	**17,542**	**23,335**
Currency translation differences		-	616	-	616
Loss for Q1 2005		-	-	(772)	(772)
Total recognised income for Q1 2005		-	616	(772)	(156)
Share issue net of transaction cost		23	41,033	-	41,056
Employees share option scheme Q1 2005:					
– value of employee services		-	184	-	184
– proceeds from shares issued		0	91	-	91
Balance at March 31, 2005		**217**	**47,523**	**16,770**	**64,510**
Balance at December 31, 2005		**217**	**51,557**	**5,082**	**56,856**
Currency translation differences		-	(802)	-	(802)
Fair value gain net of tax on available for sale financial assets	6	-	114	-	114
Loss for Q1 2006		-	-	(7,459)	(7,459)
Total recognised income for Q1 2006		-	(688)	(7,459)	(8,147)
Employees share option scheme Q1 2006:					
– value of employee services		-	1,173	-	1,173
– proceeds from shares issued		0	99	-	99
Balance at March 31, 2006		**217**	**52,141**	**(2,377)**	**49,981**

The notes on pages 7 to 12 are an integral part of this condensed consolidated interim financial information.

CONSOLIDATED INTERIM CASH FLOW STATEMENT

(All numbers in NOK 1,000 unless otherwise stated)

	NOTES	For the three months ended March 31 2006 (Unaudited)	2005
Cash flows from operating activities			
Loss before taxes for the period		(6,379)	(339)
Adjustments for:			
- Depreciation and amortisation		3,702	2,278
- Non-cash transition related to cost of share options		1,173	184
Changes in working capital (excluding the effects of exchange differences on consolidation):			
- Trade- and other receivables		(181)	(710)
- Trade and other payables and provisions		(2,453)	(445)
- Deferred revenue		4,109	2,199
- Pension liability		737	434
Cash generated from operations		708	3,601
- Income tax paid		(625)	(455)
Net cash generated from operating activities		**83**	**3,146**
Cash flows from investing activities			
Investments in intangible assets	5	(5,327)	(3,502)
Purchase of property, plant and equipment	4	(1,968)	(862)
Net cash used in investing activities		**(7,295)**	**(4,364)**
Cash flows from financing activities			
Proceeds from issuance of ordinary shares		99	41,147
Net cash generated from financing activities		**99**	**41,147**
Net (de)increase in cash and cash equivalents		**(7,113)**	**39,929**
Cash and cash equivalents at beginning of the period		**42,618**	**20,012**
Exchange gains (losses) on cash		(395)	418
Cash and cash equivalents at end of the period		**35,110**	**60,359**

The notes on pages 7 to 12 are an integral part of this condensed consolidated interim financial information.

NOTE 1 CORPORATE INFORMATION

Trolltech AS ("the Company") and its subsidiaries (together 'the Group') develop, distribute and sell Qt and Qtopia software. Qt is a complete C++ application framework, including a class library and tools for cross-platform development. Qtopia is comprehensive application platform for mobile and embedded devices powered by Linux.

The Company is a limited liability company incorporated and domiciled in Norway. The address of its registered office is Sandakerveien 116, NO-0402 Oslo.

The condensed consolidated interim financial information for the period ending March 31, 2006; include the company and its subsidiaries. This condensed consolidated interim financial information has been authorised for issue by the Board of Directors on May 18, 2006.

NOTE 2 ACCOUNTING POLICIES

Trolltech's condensed consolidated interim financial information is prepared in accordance with IAS 34, Interim Financial Reporting in the context of the International Financial Reporting Standards (IFRS) as adopted by the European Union.

The same accounting policies and methods of computation, except from those disclosed below, are followed as compared with the financial statements for the year ending December 31, 2005, and this condensed consolidated interim financial information should therefore be read together with the consolidated financial statements for the year ended December 31, 2005 prepared in accordance with IFRS as adopted by the European Union.

IAS 14 and IAS 33 have been applied as the Company is in the process of listing on the Oslo Stock Exchange.

Standards, interpretations and amendments to published standards that are effective from January 1, 2006.

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on January 1, 2006 effecting the condensed consolidated interim financial information as follows:

IAS 19 (Amendment), Employee Benefits (effective from January 1, 2006)
This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group has not changed the accounting policy for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment only impacts the format and extent of disclosures presented in the accounts which is not a part of this condensed consolidated interim financial information.

Amendment to IAS 21, Net investment in a foreign operation (effective from January 1, 2006).
This amendment relaxes the requirement for monetary items forming part of the net investment in a foreign operation to be in the currency of either the foreign operation or the investor. It also provides additional guidance explaining that net investment may include loans between fellow subsidiaries. This amendment is not relevant to the Group.

IAS 39 (Amendment), The Fair Value Option (effective from January 1, 2006)
This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. This amendment affects the condensed consolidated interim financial information as of March 31, 2006 as presented in note 6.

IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts (effective from January 1, 2006)
This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the higher of

(a) the unamortised balance of the related fees received and deferred; and (b) the expenditure required to settle the commitment at the balance sheet date. Management has considered this amendment to IAS 39 and IFRS 4 (Amendment) and has concluded that the amendments are not currently relevant to the Group.

IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources (effective from January 1, 2006)
These amendments are not relevant to the Group's operations, as the Group does not carry out exploration for and evaluation of mineral resources.

IFRS 6, Exploration for and Evaluation of Mineral Resources (effective from January 1, 2006)
IFRS 6 is not relevant to the Group's operations.

IFRIC 4, Determining whether an Arrangement contains a Lease (effective from January 1, 2006)
IFRIC 4 requires the determination of whether an arrangement contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management has assessed the impact of IFRIC 4 on the Group's operations and concluded that it is currently not relevant.

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from January 1, 2006)
IFRIC 5 is currently not relevant to the Group's operations.

IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (effective from December 1, 2005)
IFRIC 6 is currently not relevant to the Group's operations.

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within particular economic environments that are subject to risks and returns that are different from those of segments operating in other economic environments. The Group has operating companies located in three countries; Norway, USA and Australia. In addition, the Company has one representation office in Beijing, China.

Primary reporting format - business segments
According to the Group's internal financial reporting systems, business segments are the primary basis for segmentation. Based on IAS 14, the Company considers that the entire Group's operations constitute a single business segment. The Company's business areas and revenues are strongly dependent on each other and have similar risks, deliveries and returns, meaning that they are similar of nature and therefore not reported separately.

Secondary reporting format - geographical segments
Secondary segments consist of geographic markets. The risk and returns of the Group are influenced both by the geographical location of its operations and also by the location of its markets. Trolltech's definition of geographical segments is based on the location of its markets and customers.

Transactions within the different segments are eliminated.

Revenues
(All numbers in NOK 1,000)

		For the three months ended March 31,		For the three months ended March 31,
	%	**2006**	%	**2005**
EMEA	43.8	16,275	42.9	10,229
Americas	46.0	17,093	46.2	11,015
Asia/Pacific	10.2	3,790	10.9	2,599
Total	**100**	**37,158**	**100**	**23,843**

Assets
(All numbers in NOK 1,000)

	%	**2006**	%	**2005**
EMEA	74.7	92,118	79.7	84,544
Americas	13.4	16,574	12.0	12,768
Asia/Pacific	11.9	14,594	8.3	8,819
Total	**100**	**123,286**	**100**	**106,131**

Capital expenditures
(All numbers in NOK 1,000)

	%	**2006**	%	**2006**
EMEA	63.1	4,604	70.4	3,075
Americas	3.2	236	2.9	125
Asia/Pacific	33.7	2,455	26.7	1,164
Total	**100**	**7,295**	**100**	**4,364**

Analysis of sales by category
(All numbers in NOK 1,000)

	%	For the three months ended March 31, 2006	%	For the three months ended March 31, 2005
Sales of Licenses	47.8	17,768	55.4	13,211
License subscriptions and support	45.8	17,026	38.6	9,194
Engineering and consulting	2.1	777	3.9	941
Other revenue	4.3	1,587	2.1	497
Total	**100**	**37,158**	**100**	**23,843**

NOTE 4 PROPERTY, PLANT AND EQUIPMENT

(All numbers in NOK 1,000)

The Group has invested NOK 1,968 (Q1 2005: NOK 862) in tangible assets the first quarter 2006.

NOTE 5 INTANGIBLE ASSETS

(All numbers in NOK 1,000)

	Capitalised Development costs
Carrying amount at January 1, 2005	**22,920**
Cost at January 1, 2005	33,060
Additions	3,502
Exchange differences	400
Cost at March 31, 2005	36,962
Amortisation at January 1, 2005	10,140
Amortisation for Q1 2005	1,757
Exchange differences	114
Amortisation at March 31, 2005	12,011
Carrying amount at March 31, 2005	**24,951**
Cost at April 1, 2005	36,962
Additions	11,123
Exchange differences	130
Cost at December 31, 2005	48,215
Amortisation at April 1, 2005	12,011
Amortisation for the period	6,258
Exchange differences	60
Amortisation at December 31, 2005	18,329
Carrying amount at December 31, 2005	**29,886**
Cost at January 1, 2006	48,215
Additions	5,327
Exchange differences	(933)
Cost at March 31, 2006	52,609
Amortisation at January 1, 2006	18,329
Amortisation for Q1 2006	3,047
Exchange differences	(385)
Amortisation at March 31, 2006	20,991
Carrying amount at March 31, 2006	**31,618**

NOTE 6 AVAILABLE FOR SALE FINANCIAL ASSETS
(All numbers in NOK 1,000)

As of March 31, 2006, the available for sale financial assets are NOK 20,171 (Q1 2005: NOK 0). The financial assets can be converted to cash without time constraints.

The classification of the money market fund as of December 31, 2005 were analysed in accordance with IAS 39. IAS 39R has restricted the use of the fair value through profit or loss option. The changes are effective from January 1, 2006 and implemented by the Group from that date. Consequently the Group has reclassified the money market fund from financial assets through profit or loss to available for sale financial assets. The change in fair value net of tax in Q1 2006 for the available for sale financial assets is recognized in equity under other reserves.

NOTE 7 EARNINGS PER SHARE
(All numbers in NOK 1,000)

Basic
Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	For the three months ended March 31,	For the three months ended March 31,
	2006	**2005**
Profit attributable to equity holders of the Company	(7,459)	(772)
Weighted average number of ordinary shares in issue (thousands)	21,685	19,737
Basic earnings per share (NOK per share)	**(0.34)**	**(0.04)**

Diluted
Since the net profit is negative for Q1 2005 and Q1 2006, the dilutive instruments will have an anti dilutive effect when calculating dilutive earnings per share. Based on this, there will be no difference between earnings per share and dilutive earnings per share for the quarters ended March 31, 2005 and 2006.

For information about outstanding options that could have a dilutive effect in the future see note 9.

NOTE 8 TRANSACTIONS BETWEEN SHAREHOLDERS

In the period from January 20, 2006 to February 16, 2006 Index Ventures II (Jersey) L.P. sold 527,797 shares to other shareholders in the Company. After the transaction Index Ventures represented by Neil Rimer holds in total 4,847,071shares. Teknoinvest, represented by Tore Mengshoel holds 2,403,019 shares after the transaction.

At the end of Q1 2006 Index Ventures II and Teknoinvest respectively hold 22.3 % and 11.9 % of the shares.

NOTE 9 SHARE BASED COMPENSATION

As of March 31, 2006 there are 664,271 options outstanding. The options granted have the same conditions as described in the annual report 2005.

	2006	2005
	Options (thousands)	**Options (thousands)**
At January 1,	**561**	**312**
Granted	169	51
Forfeited	(2)	-
Exercised	(51)	(11)
Lapsed	(13)	-
At March 31,	**664**	**352**

Out of the 664 thousands outstanding options (Q1 2005: 352 thousands options), 117 thousands options (Q1 2005: 91 thousands) were exercisable. Options exercised in Q1 2006 resulted in 51 thousands shares (Q1 2005: 11 thousands shares) being issued at NOK 1.95 per share (Q1 2005: average NOK 7.84 per share). The related weighted average estimated price at the time of exercise was average NOK 21.55 per share (Q1 2005: NOK 15.41 per share). The related transaction cost amounting to NOK 0 (Q1 2005: NOK 2,292) has been netted off with the proceeds received.

NOTE 10 SUBSEQUENT EVENTS

New offices;

Trolltech ASA will open one subsidiary in Berlin (Germany) with an affiliate in Munich (Germany) during the next 6 months.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
N-0245 Oslo
Telephone +47 02316
Telefax +47 23 16 10 00

To the Shareholders of the Trolltech AS

Review report of the auditors

We have reviewed the accompanying consolidated interim balance sheet of Trolltech AS Company and its subsidiaries ('the Group') as of 31 March 2006 and the related consolidated interim statements of income, cash flows and changes in shareholders' equity for the three months then ended. This condensed consolidated interim financial information is the responsibility of the Trolltech AS Company's management. Our responsibility is to issue a report on this condensed consolidated interim financial information based on our review.

We conducted our review in accordance with the International Standard on Review Engagements 2400. This Standard requires that we plan and perform the review to obtain moderate assurance about whether the condensed consolidated interim financial information is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information has not been properly prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers AS
Oslo, May 18, 2006

Rita Granlund
State Authorized Public Accountant (Norway)

TROLLTECH ASA ("Selskapet" eller "Trolltech")

APPENDIX A

Bestillingsblankett for bestillinger mellom NOK 14 og NOK 20

For fullstendig informasjon om det offentlige tilbudet, se vedlagte Prospectus som også inneholder et norsk sammendrag ("Prospektet")

Tallene i denne bestillingsblanketten er justert for en aksjespleis i forholdet 1:2 som skal vedtas av Selskapets generalforsamling den 29. juni 2006, jf Prospektets kapittel "Corporate Information and Description of Share Capital".

Bestilling av aksjer i det offentlige tilbudet finner sted fra og med 19. juni 2006 til og med 3. juli 2006 kl. 1500. Korrekt utfylt bestillingsblankett må være mottatt per post eller faks av en av tilretteleggerne for det offentlige tilbudet:

ABG Sundal Collier Norge ASA	SEB Enskilda ASA
Munkedamsveien 45D, Postboks 1444 Vika, 0115 Oslo	Filipstad Brygge 1, Postboks 1363 Vika
Telefon: 22 01 59 90, Telefaks: 22 01 60 62	Telefon: 21 0085 00, Telefaks: 21 00 89 62

innen kl. 15.00 3. juli 2006. Selskapet og Tilretteleggerne forbeholder seg retten til å forlenge Tilbudsperioden når som helst, avhengig av antall og størrelse på de bestillinger som har innkommet både i det offentlige tilbudet og i det institusjonelle tilbudet, samlet eller i den enkelte transje. Enhver slik endring av Tilbudsperioden vil bli offentliggjort gjennom Oslo Børs sitt meldingssystem på eller før 30. juni 2006 klokken 09.00. En forlengelse vil bare gjøres en gang, og bare inntil 10. juli 2006 klokken 15.00. Dersom Tilbudsperioden forlenges vil dato for signering av Tegningsavtalen, allokeringsdatoen, første handelsdag, betalingsfristen og dato for levering av aksjene bli tilsvarende utsatt, med det unntak at det ikke vil være en mellomliggende dag mellom slutten av Tilbudsperioden og første handelsdag. Det er ikke tilstrekkelig at blanketten er postlagt innen fristen. Bestilling kan også skje på internett adressene www.abgsc.no og www.enskilda.no. Den som bestiller aksjer har risikoen ved eventuell forsinkelse i postgang, utilgjengelige fakslinjer eller datatekniske problemer knyttet til forannevnte internett-adresse. Tilretteleggerne står fritt til å akseptere eller forkaste for sent ankomne, mangelfulle eller feilaktig utfylte blanketter. Ved overtegning kan antall tildelte aksjer avkortes i henhold til tildelingskriteriene beskrevet i Prospektet.

PRIS

Pris pr aksje er ennå ikke fastsatt, jf. "Tilbudsprisen" og "Offering Price" i Prospektet. Pris pr aksje i det offentlige tilbudet forventes å bli mellom NOK 14 og NOK 20 per aksje, men prisen kan også bli høyere eller lavere. Prisintervallet er fastsatt av styret i Trolltech i samråd med Tilretteleggerne. Prisintervallet kan endres i løpet av Tilbudsperioden. Dette vil bli offentliggjort ved en børsmelding. Bestillingen kan gjøres betinget av at pris pr aksje ikke fastsettes over det fastsatte prisintervallet på det tidspunktet bestillingsblanketten blir mottatt av Tilretteleggerne. Dette må uttrykkelig angis i et eget felt nedenfor. Dersom bestillingen er betinget av dette, og den endelige prisen blir høyere enn prisintervallet forkastes bestillingen uten varsel. Dersom ingen slik betingelse er angitt, anses bestillingen bindende uansett endelig pris. Den endelige prisen på aksjen vil bli fastsatt etter utløpet av bestillingsperioden den 3. juli 2006 etter en bindende budgivningsprosess blant institusjonelle investorer med bestillinger over NOK 1.000.000 ("bookbuilding"). Den endelige prisen baseres på etterspørsel på ulike prisnivåer, og vil ta utgangspunkt i prisintervallet beskrevet ovenfor.

BESTILLINGSNIVÅ

Bestilling i det offentlige tilbudet skjer i beløp, ikke i antall aksjer. Minimum bestillingsbeløp er NOK 10.000, mens maksimum bestillingsbeløp er NOK 1.000.000. Det vil ikke bli foretatt tildeling av aksjer som utgjør mindre enn én børspost. Antallet aksjer som utgjør en børspost vil bli fastsatt av Oslo Børs basert på prisen som fastsettes per aksje, og vil sannsynligvis tilsvare 500 aksjer. Én børspost kan således utgjøre mindre enn NOK 10.000. Bestillinger på beløp mellom NOK 10,000 og den endelige verdien av én børspost vil i dette tilfellet bli ansett som en bestilling på verdien av en børspost (inntil NOK 10,000). Bestilling for beløp som representerer mindre enn én børspost vil bli forkastet uten varsel. Dersom det bestilles aksjer for et høyere beløp enn NOK 1.000.000 i det offentlige tilbudet, vil dette bli ansett som en bestilling på NOK 1.000.000. Dersom man ønsker å bestille for høyere beløp enn NOK 1.000.000 må dette skje gjennom den institusjonelle plasseringen.

TILDELING

Endelig tildeling av aksjer vil bli foretatt av styret i Trolltech i samarbeid med Tilretteleggerne i henhold til tildelingskriterier beskrevet i "Allokeringsmekanisme" og "Mechanism of Allocation" i Prospektet. Alle allokeringer vil bli søkt rundet ned til den nærmest hele børspost. I tilfelle overbestilling, vil Selskapet forsøke å sørge for at alle bestillere får et antall aksjer som minst tilsvarer en verdi lik NOK 10.000.

BETALING AV TILDELTE AKSJER

Ved bestilling av aksjer gir den enkelte bestiller ABG Sundal Collier Norge ASA/ SEB Enskilda ASA en engangsfullmakt til å belaste en oppgitt norsk bankkonto ved betaling for de tildelte aksjene. Melding om tildeling vil bli sendt ut ca. 5. juli 2006. Bestillere som har behov for å vite nøyaktig tildeling før kan kontakte en av tilretteleggerne fra kl 14.00 4. juli 2006. For bestillere som har tilgang til investortjenester gjennom sin VPS-kontofører vil det være mulig å sjekke antall aksjer man er blitt tildelt fra og med samme tidspunkt. Belastning ventes å finne sted 6. juli 2006. Det må være dekning for hele beløpet på den oppgitte bankkonto dagen før belastningen skjer. Dersom det ikke kan belastes på forfallsdato, forbeholder tilretteleggerne seg retten til å annullere bestillingen eller selge de tildelte aksjene for bestillerens regning og risiko i henhold til norsk lov. Av for sent innbetalt beløp svares morarente med 9,25 % p.a. Betaling og fysisk levering av aksjene forventes å skje henholdsvis 6. juli og kvelden 7. juli 2006. Ved levering av aksjene vil aksjene bli overført til den enkelte bestillers VPS-konto. Aksjer som er tildelt forventes å kunne omsettes allerede fra børsåpning 5. juli 2006 (se "Leveranse og handel med aksjene" og "Delivery and trading of allocated Offer Shares" i Prospektet). Fysisk levering av aksjene er imidlertid betinget av at oppgjør skjer i samsvar med beskrivelsen ovenfor. Den som ønsker å overdra sine aksjer før fysisk levering har skjedd har selv risikoen for at vedkommende kan betale for aksjene.

Så langt tillatt etter gjeldende rett, fraskriver Tilretteleggerne seg et hvert ansvar overfor bestillere av aksjer i Tilbudet, som Selskapet ikke kan holdes ansvarlig for overfor Tilretteleggerne i forbindelse med deres tegning av Tilbudsaksjene. Samtlige personer som bestiller aksjer i forbindelse med Tilbudet anses å ha akseptert denne ansvarsfraskrivelsen og ha erkjent at muligheten til å fremme krav overfor Selskapet etter registreringen av kapitalforhøyelsen i Foretaksregisteret er svært begrenset i henhold til norsk rett.

SPESIFIKASJON AV BESTILLINGEN – Ansatte i Trolltech ASA skal bruke en egen bestillingsblankett

Bestillers VPS-kontonr. *)		Jeg/vi bestiller aksjer for totalt NOK (minimum NOK 10.000 – maksimum NOK 1.000.000)
	NOK:	
Valgfritt: Jeg/vi ønsker kun å bli tildelt aksjer hvis prisen blir fastsatt innenfor eller lavere enn det fastsatte kursintervallet på det tidspunkt bestillingsblanketten min/vår blir mottatt av Tilretteleggerne (kryss her hvis JA): ☐		

Fullmakt til å belaste konto (MÅ FYLLES UT):

Jeg/vi gir med dette ABG Sundal Collier Norge ASA/ SEB Enskilda ASA en ugjenkallelig engangsfullmakt til å belaste min/vår norske bankkonto for vederlaget for de tildelte aksjer	(Bankkonto – 11 siffer)

I henhold til de betingelser som framgår ovenfor og av Prospektet, bestilles herved ugjenkallelig aksjer som angitt ovenfor. Det gis samtidig ugjenkallelig fullmakt til å belaste min/vår oppgitte bankkonto.

Bestillingssted og dato Må være datert i bestillingsperioden	Forpliktende underskrift. Når det undertegnes i henhold til fullmakt skal dokumentasjon i form av firmaattest eller fullmakt vedlegges. Foresatte må signere for umyndige.

INFORMASJON OM BESTILLEREN

Bestillerens VPS-kontonr. *)	
Bestillerens fornavn	
Bestillerens etternavn/firma e.l.	
Gateadresse e.l. (for private: Boligadresse)	
Postnummer og poststed	
Fødselsnummer (11 sifre)/Org. nummer **MÅ FYLLES UT**	
Telefonnummer dagtid	
Statsborgerskap	
Telefon/telefaks/e-mail	
(For megler: Løpenr.)	

*) For å kunne bestille aksjer må du ha opprettet en verdipapirkonto (VPS-konto). Opprettelse av VPS-konto må under henvisning til nye forskrifter, foretas ved personlig fremmøte medbringende legitimasjon hos en kontofører som kan være en bank eller et autorisert fondsmeglerforetak.

APPENDIX B

TROLLTECH ASA ("Trolltech" eller "Selskapet")
Bestillingsblankett for ansattebestillinger mellom NOK 14 og NOK 20

For fullstendig informasjon om tilbudet til de ansatte, se vedlagte Prospectus som også inneholder et norsk sammendrag ("Prospektet")
Tallene i denne bestillingsblanketten er justert for en aksjespleis i forholdet 1:2 som skal vedtas av Selskapets generalforsamling den 29. juni 2006, jf Prospektets kapittel "Corporate Information and Description of Share Capital".

Bestilling av aksjer i tilbudet til de ansatte finner sted fra og med 19. juni 2006 til og med 3. juli 2006 kl. 1500. Korrekt utfylt bestillingsblankett må være mottatt per post eller faks av en av tilretteleggerne for det offentlige tilbudet:

ABG Sundal Collier Norge ASA
Munkedamsveien 45D, Postboks 1444 Vika, 0115 Oslo
Telefon: 22 01 59 90, Telefaks: 22 01 60 62

SEB Enskilda ASA
Filipstad Brygge 1, Postboks 1363 Vika
Telefon: 21 0085 00, Telefaks: 21 00 89 62

innen kl. 15.00 3. juli 2006. Selskapet og Tilretteleggerne forbeholder seg retten til å forlenge Tilbudsperioden når som helst, avhengig av antall og størrelse på de bestillinger som har innkommet både i Det offentlige tilbudet og i det institusjonelle tilbudet, samlet eller i den enkelte transje. Enhver slik endring av Tilbudsperioden vil bli offentliggjort gjennom Oslo Børs sitt meldingssystem på eller før 30. juni 2006 klokken 09.00. En forlengelse vil bare gjøres en gang, og bare inntil 10. juli 2006 klokken 15.00. Dersom Tilbudsperioden forlenges vil dato for signering av Tegningsavtalen, allokeringsdatoen, første handelsdag, betalingsfristen og dato for levering av aksjene bli tilsvarende utsatt, med det unntak at det ikke vil være en mellomliggende dag mellom slutten av Tilbudsperioden og første handelsdag. Det er ikke tilstrekkelig at blanketten er postlagt innen fristen. Den som bestiller aksjer har risikoen ved eventuell forsinkelse i postgang eller utilgjengelige fakslinjer. Tilretteleggerne står fritt til å akseptere eller forkaste for sent ankomne, mangelfulle eller feilaktig utfylte blanketter. Ved overtegning kan antall tildelte aksjer avkortes i henhold til tildelingskriteriene beskrevet i Prospektet. **Ansatte kan ikke bestille via Internett, men kun ved bruk av denne bestillingsblanketten.**

PRIS
Pris pr aksje er ennå ikke fastsatt, jf "Tilbudsprisen" og "Offering Price" i Prospektet. Pris pr aksje i tilbudet til de ansatte forventes å bli mellom NOK 14 og NOK 20 per aksje, men prisen kan også bli høyere eller lavere. Prisintervallet er fastsatt av styret i Trolltech i samråd med Tilretteleggerne. Prisintervallet kan endres i løpet av Tilbudsperioden. Dette vil bli offentliggjort ved en børsmelding. Bestillingen kan gjøres betinget av at pris pr aksje ikke fastsettes over det fastsatte prisintervallet på det tidspunkt bestillingsblanketten blir mottatt av Tilretteleggerne. Dette må uttrykkelig angis i et eget felt nedenfor. Dersom bestillingen er betinget av dette, og den endelige prisen blir høyere enn prisintervallet forkastes bestillingen uten varsel. Dersom ingen slik betingelse er angitt, anses bestillingen bindende uansett endelig pris. Den endelige prisen på aksjen vil bli fastsatt etter utløpet av bestillingsperioden den 3. juli 2006 etter en bindende budgivningsprosess blant institusjonelle investorer med bestillinger over NOK 1.000.000 ("bookbuilding"). Den endelige prisen baseres på etterspørsel på ulike prisnivåer, og vil ta utgangspunkt i prisintervallet beskrevet ovenfor.

RABATT TIL ANSATTE
Bestillere i Tilbudet til de Ansatte vil bli tilbudt en rabatt på 10 % av endelige pris, begrenset oppad til NOK 1.500 per ansatt.

BESTILLINGSNIVÅ
Bestilling i tilbudet til de ansatte skjer i beløp, ikke i antall aksjer. Minimum bestillingsbeløp er NOK 10.000, likevel slik at bestiller ved å krysse av nedenfor kan velge å bli tildelt aksjer for det laveste beløpet av NOK 10.000 og én børspost. Maksimum bestillingsbeløp er NOK 1.000.000. Det kan ikke bli foretatt tildeling av aksjer som utgjør mindre enn én børspost. Antallet aksjer som utgjør en børspost vil bli fastsatt av Oslo Børs basert på prisen som fastsettes per aksje, og vil sannsynligvis tilsvare 500 aksjer. Én børspost kan således utgjøre mindre enn NOK 10.000. Dersom det bestilles aksjer for et høyere beløp enn NOK 1.000.000 i tilbudet til de ansatte, vil dette bli ansett som en bestilling på NOK 1.000.000. Dersom man ønsker å bestille for høyere beløp enn NOK 1.000.000 må dette skje gjennom den institusjonelle plasseringen.

TILDELING
Endelig tildeling av aksjer vil bli foretatt av styret i Trolltech i samarbeid med Tilretteleggerne i henhold til tildelingskriterier beskrevet i "Allokeringsmekanisme" og "Mechanism of Allocation" i Prospektet. Tegnere i tilbudet til de ansatte vil få full tildeling opptil NOK 20.000, rundet ned til nærmeste hele børspost. Enhver bestilling over NOK 20.000 vil bli allokert på samme måte som i det Offentlige Tilbudet.

BETALING AV TILDELTE AKSJER
Ved bestilling av aksjer gir den enkelte bestiller ABG Sundal Collier Norge ASA/ SEB Enskilda ASA en engangsfullmakt til å belaste en oppgitt norsk bankkonto ved betaling for de tildelte aksjene. Melding om tildeling vil bli sendt ut ca. 5. juli 2006. Bestillere som har behov for å vite nøyaktig tildeling før kan kontakte en av tilretteleggerne fra kl. 14.00 5. juli 2006. For bestillere som har tilgang til investortjenester gjennom sin VPS-kontofører vil det være mulig å sjekke antall aksjer man er blitt tildelt fra og med samme tidspunkt. Belastning ventes å finne sted 6. juli 2006. Det må være dekning for hele beløpet på den oppgitte bankkonto dagen før belastningen skjer. Dersom det ikke kan belastes på forfallsdato, forbeholder tilretteleggerne seg retten til å annullere bestillingen eller selge de tildelte aksjene for bestillerens regning og risiko i henhold til norsk lov. Av for sent innbetalt beløp svares morarente med 9,25 % p.a. Betaling og fysisk levering av aksjene forventes å skje henholdsvis 6. juli og kvelden 7. juli 2006. Ved levering av aksjene vil aksjene bli overført til den enkelte bestillers VPS-konto. Aksjer som er tildelt forventes å kunne omsettes allerede fra børsåpning 5. juli 2006 (se "Leveranse og handel med aksjene" og "Delivery and trading of allocated Offer Shares" i Prospektet). Fysisk levering av aksjene er imidlertid betinget av at oppgjør skjer i samsvar med beskrivelsen ovenfor. Den som ønsker å overdra sine aksjer før fysisk levering har skjedd har selv risikoen for at vedkommende kan betale for aksjene.

Så langt tillatt etter gjeldende rett, fraskriver Tilretteleggerne seg et hvert ansvar overfor bestillere av aksjer i Tilbudet, som Selskapet ikke kan holdes ansvarlig for overfor Tilretteleggerne i forbindelse med deres tegning av Tilbudsaksjene. Samtlige personer som bestiller aksjer i forbindelse med Tilbudet anses å ha akseptert denne ansvarsfraskrivelsen og ha erkjent at muligheten til å fremme krav overfor Selskapet etter registreringen av kapitalforhøyelsen i Foretaksregisteret er svært begrenset i henhold til norsk rett.

SPESIFIKASJON AV BESTILLINGEN

Bestillers VPS-kontonr. *)	Jeg/vi bestiller aksjer for totalt NOK (minimum NOK 10.000 – maksimum NOK 1.000.000)
	NOK:

Valgfritt: Jeg/vi ønsker kun å bli tildelt aksjer hvis prisen blir fastsatt innenfor eller lavere enn det fastsatte kursintervallet på det tidspunkt bestillingsblanketten min/vår blir mottatt av Tilretteleggerne (kryss her hvis JA): ☐
Valgfritt: Jeg/vi ønsker kun å bli tildelt aksjer for det laveste beløpet av NOK 10.000 og én børspost. (kryss her hvis JA): ☐

Fullmakt til å belaste konto (MÅ FYLLES UT):
Jeg/vi gir med dette ABG Sundal Collier Norge ASA/SEB Enskilda ASA
en ugjenkallelig engangsfullmakt til å belaste min/vår norske bankkonto for vederlaget for de tildelte aksjer

____
(Bankkonto – 11 siffer)

I henhold til de betingelser som framgår ovenfor og av Prospektet, bestilles herved ugjenkallelig aksjer som angitt ovenfor. Det gis samtidig ugjenkallelig fullmakt til å belaste min/vår oppgitte bankkonto.

Bestillingssted og dato Må være datert i bestillingsperioden	Forpliktende underskrift. Når det undertegnes i henhold til fullmakt skal dokumentasjon i form av firmaattest eller fullmakt vedlegges. Foresatte må signere for umyndige.

INFORMASJON OM BESTILLEREN

Bestillerens VPS-kontonr. *)
Bestillerens fornavn
Bestillerens etternavn/firma e.l.
Gateadresse e.l. (for private: Boligadresse)
Postnummer og poststed
Fødselsnummer (11 sifre)/Org. nummer **MÅ FYLLES UT**
Telefonnummer dagtid
Statsborgerskap
Telefon/telefaks/e-mail
(For megler: Løpenr.)

*) For å kunne bestille aksjer må du ha opprettet en verdipapirkonto (VPS-konto). Opprettelse av VPS-konto må under henvisning til nye forskrifter, foretas ved personlig fremmøte medbringende legitimasjon hos en kontofører som kan være en bank eller et autorisert fondsmeglerforetak.

APPENDIX C

TROLLTECH ASA ("Trolltech" or the "Company")
Application form for applications in the Employee Offering between NOK 14 and NOK 20

Detailed information for the Employee Offering of Trolltech can be found in the attached Prospectus

All numbers in this this application form have been adjusted in accordance with a reverse share split (1:2) to be resolved by the Company's General Meeting on June 29, 2006, see section "Corporate Information and Description of Share Capital"in the Prospectus.

Applications for shares in the Employee Offering of Trolltech will take place from 19 June to and including 3 July 2006 at 3:00 CET. Correctly completed application forms must be received by post or telefax by one of the Managers of the offering:

ABG Sundal Collier Norge ASA Munkedamsveien 45D, P.O. Box 1444 Vika, N-0115 Oslo Phone: +47 22 01 59 90, Telefax: +47 22 01 60 62	SEB Enskilda ASA Filipstad Brygge 1, P.O. Box 1363 Vika Phone: +47 21 00 85 00, Telefax: +47 21 00 89 62

no later than 03:00 CET on 3 July 2006. The Company, together with the Managers, reserves the right to extend the Application Period at any time, depending on the number and size of applications received in the Institutional Offering and the Retail Offering, in the aggregate or individually. Any such extension of the Retail Application Period will be announced through the OSE information system on or before 9:00 a.m. (Oslo time) on June 30, 2006. An extension will only be made once, and for no longer than until 3:00 p.m. (Oslo time) on July 10, 2006. In the event of extension, the allocation date, the date on which the Subscription Agreement is executed, the first trading date, the payment date and the date of delivery of Offer Shares will be extended correspondingly, with the exception that there will not be a day in between the last day of the application/bookbuilding period and the first day of trading. It is not sufficient that the Application Form is sent by post within the time limit. The Applicants bear the risk of any delays or unavailability of postal services or fax lines. The Managers may decide in their sole discretion whether to accept or discard any applications that are received late, are incomplete or are incorrectly completed. In the event of over subscription, the number of allocated shares may be reduced in accordance with the allocation principles described in the Prospectus. **Employees may not apply for shares over the Internet, but only by use of this Application Form.**

PRICE

The price per share has not yet been determined; see section "Offering Price" in the Prospectus. The price per share in the Employee Offering is expected to be in the range from NOK 14 to NOK 20 per share, but the final price may be higher or lower than this. The price range has been determined by the Board of Trolltech in consultation with the Managers. The price range may be changed during the Application Period. This will be announced through a notice to the OSE. The Application may be made subject to the price per share not being set above the indicative price range at the time the application form is received by the Managers. This must be explicitly specified in a separate section below. If the Application has been made subject to this and the final price is higher than the indicative price range, the application will be discarded without notice. If no such reservation is made on the application form, the application will be regarded as binding irrespective of the final price. The final price per share will be determined after the expiry of the application period 3 July 2006, following a binding tender process among investors making applications in excess of NOK 1 million ("bookbuilding"). The final price will be based on the level of demand at different price levels, based upon the indicative price range described above.

DISCOUNT TO EMPLOYEES

Applicants in the Employee Offering will be offered a discount of 10 % of the final price, limited upwards to NOK 1,500 per employee.

APPLICATION LEVEL

Application in the Employee Offering is made in amounts, not in number of shares. The minimum application amount is NOK 10,000, however so that the applicant may, by ticking the appropriate box below, elect to be allocated shares for a lower amount. The maximum application amount is NOK 1,000,000. Allocation of shares constituting less than one round lot may not be made. The number of shares that will constitute one round lot will be determined by Oslo Børs based on the final price per share,, but is expected to constitute 500 Offer Shares. One round lot may therefore constitute less than NOK 10,000. Applications for shares for more than NOK 1,000,000 in the Employee Offering will be regarded as an application for NOK 1,000,000. Applications for an amount above NOK 1,000,000 must be made in the institutional offering.

ALLOTMENT

The final allocation of shares will be made by the Board of Trolltech in co-operation with the Managers following the allocation principles described in the section "Mechanism of Allocation in the Prospectus. Applicants in the Employee Offering will be entitled to full allotment of the amount applied for up to NOK 20,000, rounded downwards to the nearest round lot. Any application above NOK 20,000 will be allocated in the same manner as in the Retail Offering.

PAYMENT FOR ALLOTED SHARES

By completing this application form, each applicant in the Employee Offering authorizes ABG Sundal Collier/SEB Enskilda to debit the applicant's Norwegian bank account for the total amount due for shares allocated to the applicant. Notice of allocation will be sent on or around 5 July 2006. Applicants needing to know exact allocation earlier, may contact one of the Managers from 2:00 CET on 5 July 2006. Applicants having access to investor services through their VPS account manager can check the allocation at the same time. Accounts are expected to be debited on 6 July 2006. There must be sufficient funds for the full amount in the stated bank account from the day before debit is made. .If it is not possible to debit the account on the due date, the Managers reserve the right to annul the application or sell the allocated shares for the applicant's account and at its risk in accordance with Norwegian law. For late payments, a penalty interest at a rate of 9.25 per cent per annum, will be payable on the amount due. Payment and delivery of the shares are expected to take place on July 6 and the evening of July 7 2006. Upon delivery of the shares, the shares will be transferred to the applicant's VPS-account. It is expected the allocated shares may be traded at the opening of the exchange on 5 July 2006 (see "Delivery and trading of Allocated Offer Shares in the Prospectus). Physical delivery of the shares is, however, contingent upon payment as described above. Any person wishing to transfer its shares prior to physical delivery bears the risk of the shares being paid for.

To the fullest extent permitted by applicable law, the Managers expressly disclaim any liability to persons who submit applications for Offer Shares in the Global Offering beyond the liability of the Company to the Managers in connection with subscribing for the Offer Shares. All persons who submit applications for Offer Shares in the Global Offering shall be deemed to have accepted this disclaimer of liability and to have acknowledged that the ability of shareholders of the Company to make claims against the Company in their capacity as such following registration of the share capital increase in the Norwegian Companies Register is severely limited under Norwegian law.

DETAILS OF THE APPLICATION

The applicant's VPS account		I apply for shares for a total of NOK (Minimum NOK 10,000 - Maximum NOK 1,000,000)
	NOK	

Optional: I only wish to be allocated shares if the final price is within or lower than the indicative price range at the time the application form is received by the Managers (tick here if YES): ☐

Optional: I only wish to be allocated shares for the lower amount of NOK 10,000 and one round lot (tick here if YES): ☐

Authorisation to debit bank account (MUST BE COMPLETED):

I hereby irrevocably authorise ABG Sundal Collier Norge ASA/ SEB Enskilda ASA to debit my Norwegian bank account for the amount due for the allocated shares

____
(Bank account – 11 digits)

I hereby irrevocably apply for shares as specified above subject to the terms and conditions set out above and contained in the Prospectus, and authorise the debit of the specified account:

Date and place Must be dated during the application period	Binding signature If the application form is signed by a proxy, documentary evidence of authority to sign must be attached in the form of a Power of Attorney or Company Registration Certificate

DETAILS OF THE APPLICANT

No of the applicant's VPS account:*	
First name	
Surname / Company name	
Home address (for company: Business address)	
ZIP code and town	
Identity number (11 digits) **THIS FIELD MUST BE COMPLETED**	
Telephone number (daytime)	
Nationality	
Telephone/fax/e-mail	

*in order to apply for shares, you must have a securities account (VPS account) . Establishment of a VPS account must, due to new regulations, take place by personal appearance with appropriate identification papers at an account manager, whi may be a bank or authorised firm of brokers.

TROLLTECH®

Trolltech ASA
Sandakerv. 116
P.O. Box 4332 Nydalen
N-0402 Oslo, Norway

ABG Sundal Collier Norge ASA
Munkedamsveien 45D
P.O. Box 1444 Vika
N-0115 Oslo, Norway

SEB Enskilda ASA
Filipstad Brygge 1
P.O. Box 1363 Vika
N-0113 Oslo, Norway